As confidentially submitted to the U.S. Securities and Exchange Commission on July 31, 2024.
This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Eastern International Ltd.

东源全球股份有限公司

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	4731	Not Applicable
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification number)

Mr. Lin Tan

Suite 901-903, 9th Floor, Building #2, Qianwan Zhigu

Chuanhua Smart CenterScience and Technology City Block

Xiaoshan Economic and Technological Development Zone

Xiaoshan District, Hangzhou, Zhejiang Province, China 311231

Tel: + (86) -571-8235-6096

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

Phone: (800) 221-0102

Fax: (800) 944-6607

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jeffrey Li, Esq. FisherBroyles, LLP 1200 G Street NW, Suite 800 Washington, D.C. 20005 (202) 830-5905	Joan Wu, Esq. Hunter Taubman Fischer & Li LLC 950 Third Avenue, 19th Floor New York, New York 10022 (212) 530-2206

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS Subject to Completion	Dated [ ], 2024

[                   ] Ordinary Shares

Eastern International Ltd.

This is the initial public offering of the ordinary shares of Eastern International Ltd., par value $0.0001 per share (“Ordinary Shares”). We are offering on a firm commitment basis [__] Ordinary Shares. We expect the initial public offering price of the shares to be in the range of $ [    ] to $[    ] per Ordinary Share. Prior to the completion of this offering, there has been no public market for our Ordinary Shares. We will apply to have our Ordinary Shares listed on the Nasdaq Capital Market (“NASDAQ”). We have reserved the trading symbol ELOG for listing on the NASDAQ. There is no guarantee or assurance that our Ordinary Shares will be approved for listing on NASDAQ. However, we will not complete this offering unless we are so listed.

Upon the completion of this offering, we will be a “controlled company” as defined under Nasdaq Stock Market Rules 5615(c) because Mr. Albert Wong, the Chairman of our board of directors and our Chief Executive Officer, will beneficially own [    ] % of the voting power of our total issued and outstanding shares assuming the Underwriter does not exercise its over-allotment option, or [     ]% of the voting power our total issued and outstanding shares if the Underwriter exercises its over-allotment option in full. As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

We are an “emerging growth company,” as that term is used in the Jumpstart Our Business Startups Act of 2012, and will be subject to reduced public company reporting requirements.

Investing in our Ordinary Shares is highly speculative and involves a significant degree of risk. See “Risk Factors” beginning on page 12 of this prospectus for a discussion of information that should be considered before making a decision to purchase our Ordinary Shares.

We are not a Chinese operating company but rather a Cayman Islands holding company without material operations and our business is conducted by our subsidiaries in China and this structure involves unique risks to investors. See “Risk Factors— Risks Related to Doing Business in China —Changes in global economic, political or social conditions or government policies, including the PRC, could have a material adverse effect on our business and results of operations” and “Variability and change in the PRC legal system could result in a material and negative impact on our business operations, decrease the value of our Ordinary Shares and limit the legal protections available to you and us.”

There are legal and operational risks associated with being based in and having all our operations in China. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued an announcement to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On December 28, 2021, Cybersecurity Review Measures was published by Cyberspace Administration of China or the CAC, National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, State Administration for Market Regulation, State Administration of Radio and Television, China Securities Regulatory Commission, State Secrecy Administration and State Cryptography Administration, effective on February 15, 2022, which provides that, Critical Information Infrastructure Operators (“CIIOs”) that purchase internet products and services and Online Platform Operators engaging in data processing activities that affect or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office. On November 14, 2021, CAC published the Administration Measures for Cyber Data Security (Draft for Public Comments), or the “Cyber Data Security Measure (Draft)”, which requires cyberspace operators with personal information of more than 1 million users who want to list abroad to file a cybersecurity review with the Office of Cybersecurity Review. On July 7, 2022, CAC promulgated the Measures for the Security Assessment of Data Cross-border Transfer, effective on September 1, 2022, which requires the data processors to apply for data cross-border security assessment coordinated by the CAC under the following circumstances: (i) any data processor transfers important data to overseas; (ii) any critical information infrastructure operator or data processor who processes personal information of over 1 million people provides personal information to overseas; (iii) any data processor who provides personal information to overseas and has already provided personal information of more than 100,000 people or sensitive personal information of more than 10,000 people to overseas since January 1st of the previous year and ; and (iv) other circumstances under which the data cross-border transfer security assessment is required as prescribed by the CAC. On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises (the “New Overseas Listing Rules”) with five interpretive guidelines, which took effect on March 31, 2023. The New Overseas Listing Rules require Chinese domestic enterprises to complete filings with relevant governmental authorities and report related information under certain circumstances, such as: a) an issuer making an application for initial public offering and listing in an overseas market; b) an issuer making an overseas securities offering after having been listed on an overseas market; c) a domestic company seeking an overseas direct or indirect listing of its assets through single or multiple acquisition(s), share swap, transfer of shares or other means. Pursuant to the New Overseas Listing Rules, domestic companies that seek initial public offering or listing securities overseas, both directly and indirectly, shall file with the CSRC within three working days after the submission of overseas offering/listing application. Furthermore, upon the occurrence of any of the material events specified below after an issuer has completed its offering and listed its securities on an overseas stock exchange, the issuer shall submit a report thereof to the CSRC within three working days after the occurrence and public disclosure of the event: (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other competent authorities; (iii) change of listing status or transfer of listing segment; or (iv) voluntary or mandatory delisting. The New Overseas Listing Rules stipulate the legal consequences to the companies for breaches, including failure to fulfil filing obligations or filing documents having false statement or misleading information or material omissions, which may result in a fine ranging from RMB 1 million to RMB 10 million, and in cases of severe violations, the relevant responsible persons may also be barred from entering the securities market. On February 24, 2023, the CSRC, the Ministry of Finance, the National Administration of State Secretes Protection and the National Archives Administration released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality and Archives Administration Provisions, which took effect on March 31, 2023. Chinese domestic enterprises seeking to offer securities and list on overseas markets, either directly or indirectly, shall establish and improve the system of confidentiality and archives work, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of state organs to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that (i) providing or publicly disclosing documents and materials which may adversely affect national security or public interests, and accounting records or photocopies thereof to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals shall be subject to corresponding procedures in accordance with relevant laws and regulations; and (ii) any working papers formed in the territory of the PRC by securities companies and securities service agencies that provide domestic enterprises with securities services relating to overseas securities issuance and listing shall be stored in the territory of the PRC, the outbound transfer of which shall be subject to corresponding procedures in accordance with relevant laws and regulations. As of the date of this prospectus, these new laws and guidelines have not impacted the Company’s ability to conduct its business, accept foreign investments, or list and trade on a U.S. or other foreign exchange except for the filing requirement with CSRC under New Overseas Listing Rules. We provide domestic and cross-border professional logistic services including project logistic and general logistic. We are not cyberspace operators with personal information of more than 1 million users or activities that affect or may affect national security and we don’t have documents and materials which may adversely affect national security or public interests. However, there are uncertainties in the interpretation and enforcement of these new laws and guidelines, which could materially and adversely impact our business and financial outlook, may impact our ability to accept foreign investments, offer our securities to investors or to list on a U.S. or other foreign exchange, and could impact our ability to conduct our business. Any change in foreign investment regulations, and other policies in China or related enforcement actions by China government could result in a material change in our operations and the value of our securities and could significantly limit or completely hinder our ability to offer our securities to investors or cause the value of our securities to significantly decline or be worthless. The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. In accordance with the HFCA Act, trading in securities of any registrant on a national securities exchange or in the over-the-counter trading market in the United States may be prohibited if the PCAOB determines that it cannot inspect or fully investigate the registrant’s auditor for three consecutive years beginning in 2021, and, as a result, an exchange may determine to delist the securities of such registrant. On December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which has shortened the Holding Foreign Companies Accountable Act’s timeline for a potential trading prohibition from three years to two years, thus reducing the time period before our securities may be prohibited from trading or delisted if our auditor is unable to meet the PCAOB inspection requirement. The Company’s auditor is headquartered in the U.S. and the Public Company Accounting Oversight Board (United States) (the “PCAOB”) currently has access to inspect the working papers of our auditor and our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021, which determinations were vacated on December 15, 2022. The Holding Foreign Companies Accountable Act and related regulations currently does not affect the Company as the Company’s auditor is subject to PCAOB’s inspection and investigation. See “Risk Factors— The Holding Foreign Companies Accountable Act, or the HFCA Act, and the related regulations are evolving quickly. Further implementations and interpretations of or amendments to the HFCA Act or the related regulations, or a PCOAB’s determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because of our operations in Hong Kong and mainland China. A potential consequence is that our ordinary shares may be delisted by the exchange. The delisting of our ordinary shares, or the threat of our ordinary shares being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct full inspections of our auditor deprives our investors of the benefits of such inspections.”

We are a holding company incorporated as an exempted company with limited liability in the Cayman Islands. As a holding company with no material operations of our own, we conduct a substantial majority of our business through our operating subsidiaries in China. Our Ordinary Shares offered in this prospectus are shares of our Cayman Islands holding company, not the shares of our operating subsidiaries.

As a holding company, we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. However, our subsidiaries have not made any dividends or other distributions to our holding company or any U.S. investors as of the date of this prospectus. In the future, cash proceeds raised from overseas financing activities, including this offering, may be transferred by us to our PRC subsidiaries via capital contribution or shareholder loans, as the case may be. See “Selected Consolidated Financial Statements” on page F-2 of this prospectus.

Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange in China (“SAFE”) by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of the Company who are PRC residents. Approval from or registration with appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion in the future to change the regulations on foreign currencies for current account transactions. For our Hong Kong and BVI subsidiaries and the holding company (“Non-PRC Entities”), there is no restrictions on foreign exchange for such entities and they are able to transfer cash among these entities, across borders and to US investors. Also, there is no regulatory restrictions and limitations on the abilities of Non-PRC Entities to distribute earnings from their businesses, including from subsidiaries to the parent company or from the holding company to the U.S. investors. However, to the extent cash/assets in the business is in PRC/Hong Kong or our PRC/Hong Kong entity, the funds/assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash/assets. Current PRC regulations permit our PRC subsidiaries to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our subsidiaries in China are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of their respective registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. See “Dividend Distribution and Cash Transfer Between the Holding Company and Subsidiaries” and “Risk Factors–Risks Related to Doing Business in China – Governmental requirements of currency conversion may limit our ability to transfer cash between us and our subsidiaries or investors including our ability to utilize our net revenues effectively and affect the value of your investment.”

As of the date of this prospectus, we do not have cash management policies and procedures in place that dictate how funds are transferred through our organization. Rather, the funds can be transferred in accordance with the applicable PRC laws and regulations. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, WFOE is able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders who are PRC residents. Approval from or registration with appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion in the future to change the regulations on foreign currencies for current account transactions. Current PRC regulations permit our PRC subsidiary to pay dividends to the Company only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our subsidiary in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Under the existing laws of Hong Kong, funds from capital accounts can be repatriated and remitted overseas without restrictions, and there is no foreign exchange control imposed. According to the current tax practice of the Hong Kong Inland Revenue Department, dividends paid on the Ordinary Shares would not be subject to any Hong Kong tax. See “Dividend Distribution and Cash Transfer Between the Holding Company and Subsidiaries” on page 3.

The terms “the Company”, “Eastern International”, “we”, “us”, “our company”, and “our” refer to Eastern International Ltd., an exempted company incorporated under the laws of the Cayman Islands. Eastern Industrial Development Ltd. (“Eastern BVI”), a company incorporated in BVI, is a wholly owned subsidiary of Eastern International. Eastern Group Limited (“Eastern HK”), a company incorporated in Hong Kong, is a wholly owned subsidiary of Eastern BVI. and Hangzhou TC-Link Logistic Supply Chain Management Co., Ltd. (“Hangzhou TC-Link” or “WFOE”), a company incorporated in China and a wholly owned subsidiary of Eastern HK. We currently conduct substantially all of our business through Hangzhou TC-Link’s wholly owned subsidiary Suzhou TC-Link Logistics Co., Ltd. and its wholly owned subsidiaries or branches in China, including Suzhou TC-Link Logistics Co., Ltd. Shenzhen Branch office, Yancheng TC-Link Logistics Co., Ltd. Yunnan Dongyuan Dadi International Logistics Co., Ltd., Yunnan Dongyuan Dadi International Logistics Co., Ltd. Mohan Branch office, Chongqing Dayuan Logistics Co., Ltd., Wuxi TC-Link Logistics Co., Ltd., Wuxi TC-Link Logistics Co., Ltd. Dongbeitang Branch office. The securities offered in this prospectus are securities of Eastern International, our Cayman Islands holding company and investors are purchasing an interest in Eastern International, not our operating entity in China.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts
Proceeds to us, before expenses	$	$

(1)	We have agreed to pay the underwriter a discount equal to 7.25% of the public offering price.
(2)	We expect our total cash expense of this offering (including cash expenses payable to our underwriter for its out-of-pocket expense) not to exceed $[ ], exclusive of the discount above. These payments will further reduce proceeds available to us before expenses. For a detailed description of the compensation to be received by the underwriter, see “Underwriting.”

We have granted the underwriter a 45-day option to purchase up to an additional [    ] Ordinary Shares at the public offering price, less the underwriting discounts, to cover any over-allotments.

The offering is being made on a “firm commitment” basis. The underwriter is obligated to take and pay for all of the Ordinary Shares if any such Ordinary Shares are taken. We have granted the underwriters (the “Underwriter”), an option for a period of 45 days after the closing of this offering to purchase up to 15% of the total number of our Ordinary Shares to be offered by us pursuant to this offering (excluding Ordinary Shares subject to this option), solely for the purpose of covering over-allotments, at the public offering price less the underwriting discounts. If the Underwriter exercises this option in full, the total underwriting discounts payable will be $[     ] based on an assumed offering price of $[     ] per Ordinary Share, and the total gross proceeds to us, before underwriting discounts and expenses, will be $[     ].

We have agreed to issue, on the closing date of this offering, the underwriters’ warrants to Maxim Partners LLC (or any other designee of Maxim Group LLC), to purchase an amount equal to 4% of the aggregate number of Ordinary Shares sold by us in this offering with an exercisable price equal to 120% of the public offering price. For a description of other terms of the underwriters’ warrants and a description of the other compensation to be received by the underwriter, see “Underwriting.”

The Underwriter expect to deliver the Ordinary Shares against payment as set forth under “Underwriting,” on or about ●, 2024.

Maxim Group LLC

The date of this prospectus is ●, 2024

i

About this Prospectus

You should rely only on the information contained in this prospectus or in any related free-writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or any free-writing prospectus. We are offering to sell, and seeking offers to buy, the Ordinary Shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Ordinary Shares.

For investors outside the United States, neither we nor the Underwriter have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Ordinary Shares and the distribution of this prospectus outside the United States.

We were incorporated under the laws of the Cayman Islands as an exempted company with limited liability and a majority of our outstanding securities are owned by non-U.S. residents. Under the rules of the SEC, we currently qualify for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934.

Until and including ●, 2024 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

You should rely only on the information contained in this prospectus and any free writing prospectus we may authorize to be delivered to you. Neither we nor the Underwriter have authorized anyone to provide you with information different from, or in addition to, that contained in this prospectus and any related free writing prospectus. We and the Underwriter take no responsibility for and can provide no assurances as to the reliability of any information that others may give you. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is only accurate as of the date of this prospectus, regardless of the time of delivery of this prospectus and any sale of our Ordinary Shares. Our business, financial condition, results of operations and prospects may have changed since that date.

ii

Other Pertinent Information

Unless otherwise indicated or the context requires otherwise, references in this prospectus to:

●	“Articles” refers to the amended and restated articles of association of the Company as adopted by a special resolutions passed on February 7, 2024;

●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this prospectus only;

●	“Chongqing Dayuan” are to Chongqing Dayuan Logistics Co., Ltd., a wholly owned subsidiary of Suzhou TC-Link and incorporated under the laws of the People’s Republic of China on April 30, 2020;

●	“Companies Act” are to the Companies Act (Revised) of the Cayman Islands as the same may be amended from time to time;

●	“Eastern BVI” are to Eastern Industrial Development Ltd. a wholly owned subsidiary of Eastern International and incorporated under laws of British Virgin Islands on August 10, 2023;

●	“Eastern HK” are to Eastern Group Limited, a wholly owned subsidiary of Eastern BVI and incorporated under the laws of the Hong Kong on September 4, 2023;

●	“Eastern International” “we,” “us,” “our company,” “the Company” and “our” are to are to Eastern International Ltd., a Cayman Islands exempted company with limited liability incorporated on July 27, 2023;

●	“EIT” is to PRC enterprise income tax;

●	“Exchange Act” are to the Securities and Exchange Act of 1934, as amended;

●	“Hangzhou TC-Link” or “WFOE” are to Hangzhou TC-Link Logistic Supply Chain Management Co., Ltd., a wholly owned subsidiary of Eastern HK and incorporated under the laws of the People’s Republic of China on September 27, 2023;

●	“Memorandum” refers to the amended and restated memorandum of association of the Company as adopted by a special resolutions passed on February 7, 2024;

●	“Memorandum and Articles of Association” refers to the Memorandum and the Articles collectively;

●	“MOFCOM” are to the Ministry of Commerce of the PRC;

●	“Ordinary Share(s)” are to our ordinary shares with a par value of US$0.0001 per share;

●	“PCAOB” are to Public Company Accounting Oversight Board;

●	“Preferred Shares(s)” are to our preferred shares with a par value of US$0.0001 per share;

●	“RMB” and “Renminbi” are to the legal currency of China;

●	“SAFE” are to the State Administration of Foreign Exchange;

●	“Securities Act” to the Securities Act of 1933, as amended;

●	“Suzhou TC-Link” are to Suzhou TC-Link Logistics Co., Ltd. a wholly owned subsidiary of Hangzhou TC-Link and incorporated under the laws of the People’s Republic of China on January 9, 2006 and its branch office of Suzhou TC-Link Logistics Co., Ltd. Shenzhen Branch;

●	“U.S.” are to the United States of America;

●	“US$,” “U.S. dollars,” “$” and “dollars” are to the legal currency of the United States;

●	“VIE” are to variable interest entity; and

●	“Wuxi TC-Link” are to Wuxi TC-Link Logistics Co., Ltd. a wholly owned subsidiary of Suzhou TC-Link incorporated under the laws of the People’s Republic of China on May 19, 2016 and its branch office of Wuxi TC-Link Logistics Co., Ltd. Dongbeitang Branch;

●	“Yancheng TC-Link” are to Yancheng TC-Link Logistics Co., Ltd. a wholly owned subsidiary of Suzhou TC-Link incorporated under the laws of the People’s Republic of China on June 22, 2016;

●	“Yunnan Dongyuan” are to Yunnan Dongyuan Dadi International Logistics Co., Ltd. a wholly owned subsidiary of Suzhou TC-Link incorporated under the laws of the People’s Republic of China on November 5, 2018 and its branch office of Yunnan Dongyuan Dadi International Logistics Co., Ltd. Mohan Branch.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the Underwriter of its over-allotment option.

Our business is conducted by our subsidiaries in the PRC, using Renminbi (“RMB”), the currency of China. Our consolidated financial statements are presented in U.S. dollars. In this prospectus, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in U.S. dollars. These dollar references are based on the exchange rate of RMB to U.S. dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of U.S. dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

iii

PROSPECTUS SUMMARY

This summary highlights certain information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including our financial statements and related notes and the risks described under “Risk Factors” beginning on page 12. We note that our actual results and future events may differ significantly based upon a number of factors. This prospectus contains information from an industry report commissioned by us and prepared by CEVSN Information Consulting Co., Ltd., an independent research firm, to provide information regarding our industry and our market position in China. We refer to this report as the “CEVSN Report” The reader should not put undue reliance on the forward-looking statements in this document, which speak only as of the date on the cover of this prospectus.

Overview

We are a holding company incorporated in the Cayman Islands. Our Ordinary Shares offered in this prospectus are shares of our Cayman Islands holding company. As a holding company with no material operations of our own, we conduct our business through our operating subsidiaries in China. We own 100% equity interest of all our subsidiaries including the operating subsidiary in China and do not have a VIE structure.

We, through Suzhou TC-Link, provide domestic and cross-border professional logistic services including project logistic and general logistic for company clients. Suzhou TC-Link was established on January 9, 2006 in Jiangsu Province, China. Suzhou TC-Link has obtained the internationally recognized IS09001 certificate of high-quality service (2015 standard), and it has 4 wholly owned subsidiaries, 4 warehouses/logistic centers and 3 branch offices of its subsidiaries in China. Suzhou TC-Link was rated as a key logistics enterprise in Jiangsu Province by Industry and Information Technology Department of Jiangsu in 2018, an AAA-level credit enterprise and a Class A contractor qualification for large power products transportation by China Water Resources and Electric Power Association On Physical Distribution in 2021 and 2023, respectively, and an AAA-level logistics enterprise by China Federation of Logistics & Purchasing in 2023. Suzhou TC-Link and Yancheng TC-Link have the road transportation permits from transportation bureau for large-size items/cargo transportation and Suzhou TC-Link’s business license also includes non-vessel operating common carrier business. Suzhou TC-Link’s operating network covers key cities in mainland China, Hong Kong, Southeast Asia and Central Asia. Suzhou TC-Link has an independently developed enterprise resource planning (ERP) management system.

Our project logistic services mainly include construction project logistics and special cargo logistics for large or precision equipment. Construction project logistics range from certain stage or entire process of construction projects. including purchase, packaging, storage, loading and unloading, transportation, fixation, installation of the equipment and machinery for construction as well as other related logistic services. We primarily provide our logistic solution services for new energy projects (including wind power turbine, photovoltaic, renewable energy storage, etc.), chemical equipment, engineering and infrastructure construction projects (including roads and bridges, tunnel construction). Special cargo logistics for large or precision equipment refer to logistic services to the manufacturers or purchasers of special and customized large and/or precision equipment, such as stamping machines, lathe, aircraft engines, and others. We study the operations of our clients, analyze their logistics needs and provide them with specific solutions which will improve the cost efficiency and achieve higher services’ quality). We have provided logistic services in China for wind power turbine projects which were exported to countries including Vietnam, UAE, Australia, South Africa and Chile.

Our general logistic services refer to the transportation, warehousing, loading and unloading, and distribution of ordinary products. For instance, we provide logistic services for the household appliances manufacturers including the transportation of goods from manufacturing factories to warehouses, and to distributors’ warehouses nationwide according to customers’ instructions. Delivery can be made in whole truckload or less-than truckload. we have built a network with subsidiaries and offices in Suzhou, Wuxi, Yancheng, Chengdu, Chongqing, Guangzhou, Shenzhen, Kunming, Mohan covering most of major cities and areas in China.

The Company has started its cross-border logistic services since 2019, mainly focus on   inland transportation and railway transportation between Mainland China and Southeast Asia countries for cargoes, such as bulk commodities, electronic products, tires, new energy equipment and other machineries. For example, we completed transportation from Laos to China of 707 units of 40ft containers, 914 units of 20ft containers and 244 units of open top containers for rubber, iron ore, barley and Cassava starch in 2022. We also provided service for the shipment of washing machines through China-Europe Railway Express to Europe.

The Company owns 20 trucks and has cooperative relationships with other owners and drivers for over 2,000 trucks for domestic long-distance transportation and less than carload goods. When we receive orders and projects, we make inquires to these drivers/owners and ask them to provide a fee estimate for the job. If they provide reasonable price or their prices are less than costs for which we use our own trucks, we will engage these drivers to undertake the transportation. We will provide them with time and location to load the goods and provide name, contact information and license plate of the driver and truck to our clients. After the delivery is completed, we will collect payment from the clients and pay such drivers directly. The Company also has 4 warehouses/logistic centers in three different provinces, with a total of over 30,000 square meters areas providing general and special storage, distribution and value-added services to clients.

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Our total revenues increased approximately by $16.3 million, or 67.4%, from approximately $24.2 million for the year ended March 31, 2023 to approximately $40.5 million for the year ended March 31, 2024. Our net income decreased by approximately $0.1 million, or 8.9%, from net income approximately $1.2 million for the year ended March 31, 2023 to net income approximately $1.1 million for the year ended March 31, 2024.

Our operating subsidiaries are incorporated and operating in mainland China and they have received all required permissions from Chinese authorities to operate its current business in China, which are Business licenses, Customs Registration Certificate, Bank Account Open Permits, and Permits for Road Transportation of general goods and large sized items/cargo.

As a logistic service provider, based on the advice of Zhonglun Law Firm, our PRC counsel, we do not believe that we and our subsidiaries are Critical Information Infrastructure Operators (“CIIO”) or Online Platform Operators as defined in Cybersecurity Review Measures published by Cyberspace Administration of China, National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, State Administration for Market Regulation, State Administration of Radio and Television, China Securities Regulatory Commission, State Secrecy Administration and State Cryptography Administration on December 28, 2021 and became effective on February 15, 2022. As of the date of this prospectus, we and our subsidiaries (1) are not required to obtain permissions from any PRC authorities to issue our securities being registered for sale to foreign investors other than the filing requirement with CSRC within three business days after we make any oversea securities offering under New Overseas Listing Rules, (2) are not subject to permission requirements from China Securities Regulatory Commission (the “CSRC”), Cyberspace Administration of China (“CAC”) or any other authority that is required to approve of our business operations in China, and (3) have not received or were denied such permissions by any PRC authorities. Nevertheless, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. On February 17, 2023, the CSRC released the New Overseas Listing Rules with five interpretive guidelines, which took effect on March 31, 2023. The New Overseas Listing Rules require Chinese domestic enterprises to complete filings with relevant governmental authorities and report related information under certain circumstances, such as: a) an issuer making an application for initial public offering and listing in an overseas market; b) an issuer making an overseas securities offering after having been listed on an overseas market; c) a domestic company seeking an overseas direct or indirect listing of its assets through single or multiple acquisition(s), share swap, transfer of shares or other means. Pursuant to the New Overseas Listing Rules, domestic companies that seek initial public offering or listing securities overseas, both directly and indirectly, shall file with the CSRC within three working days after the submission of overseas offering/listing application. Furthermore, upon the occurrence of any of the material events specified below after an issuer has completed its offering and listed its securities on an overseas stock exchange, the issuer shall submit a report thereof to the CSRC within three working days after the occurrence and public disclosure of the event: (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other competent authorities; (iii) change of listing status or transfer of listing segment; or (iv) voluntary or mandatory delisting. The New Overseas Listing Rules stipulate the legal consequences to the companies for breaches, including failure to fulfil filing obligations or filing documents having false statement or misleading information or material omissions, which may result in a fine ranging from RMB 1 million to RMB 10 million, and in cases of severe violations, the relevant responsible persons may also be barred from entering the securities market. We are subject to the relevant filing procedures of the CSRC in connection with our overseas offerings under the New Overseas Listing Rules, including the public offering pursuant to this registration statement. On February 24, 2023, the CSRC, the Ministry of Finance, the National Administration of State Secretes Protection and the National Archives Administration released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality and Archives Administration Provisions, which took effect on March 31, 2023. PRC domestic enterprises seeking to offer securities and list in overseas markets, either directly or indirectly, shall establish and improve the system of confidentiality and archives work, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of state organs to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that (i) providing or publicly disclosing documents and materials which may adversely affect national security or public interests, and accounting records or photocopies thereof to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals shall be subject to corresponding procedures in accordance with relevant laws and regulations; and (ii) any working papers formed in the territory of the PRC by securities companies and securities service agencies that provide domestic enterprises with securities services relating to overseas securities issuance and listing shall be stored in the territory of the PRC, the outbound transfer of which shall be subject to corresponding procedures in accordance with relevant laws and regulations. Our operating subsidiaries provide logistic services, and they are not cyberspace operators with personal information of more than 1 million users or activities that affect or may affect national security and they don’t have documents and materials which may adversely affect national security or public interests. It is uncertain whether we or our PRC subsidiaries will be able to obtain such permission or be required to obtain other permission from the PRC government to list on U.S. exchanges or offer its securities overseas, and even when such permission is obtained, whether it will be denied or rescinded. If we or our subsidiaries do not receive or maintain such permissions or approvals, inadvertently conclude that such permissions or approvals are not required, or applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, it could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors, cause the value of our securities to significantly decline or become worthless and could result in a material and negative impact on our business operations, including fines or penalties imposed by the relevant PRC regulatory authority, revocation our subsidiaries’ business licenses and suspension of their respective business operations.

Our independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in the U.S., and has been inspected by the PCAOB on a regular basis with the last inspection in 2021 and is not subject to the determinations announced by the PCAOB on December 16, 2021, which determinations were vacated on December 15, 2022. The Holding Foreign Companies Accountable Act and related regulations currently does not affect the Company as the Company’s auditor is subject to PCAOB’s inspection and investigation. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination, and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit. If it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction or any other reasons, the lack of inspection could cause the trading in our securities to be prohibited under the Holding Foreign Companies Accountable Act, and as a result Nasdaq may delist our securities. If our securities are unable to be listed on another securities exchange, such a delisting would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Ordinary Shares. Further, new laws and regulations or changes in laws and regulations in both the United States and China could affect our ability to list our Ordinary Shares on Nasdaq, which could materially impair the market for and market price for our securities.

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Dividend Distribution and Cash Transfer Between the Holding Company and Subsidiaries

Our PRC operating entity receives substantially all of our revenue in RMB. Under our current corporate structure, to fund any cash and financing requirements. We may rely on dividend payments from Eastern HK and WFOE. WFOE receives dividend payments from our operating subsidiaries. WFOE may make distribution of such payments to Eastern HK as dividends.

Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, WFOE is able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders who are PRC residents. Approval from or registration with appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion in the future to change the regulations on foreign currencies for current account transactions.

Current PRC regulations permit our PRC subsidiary to pay dividends to the Company only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our subsidiary in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Under the existing laws of Hong Kong, funds from capital accounts can be repatriated and remitted overseas without restrictions, and there is no foreign exchange control imposed. According to the current tax practice of the Hong Kong Inland Revenue Department, dividends paid on the Ordinary Shares would not be subject to any Hong Kong tax.

As of the date of this prospectus, WFOE has not made any dividends or distributions to Eastern HK, and Eastern HK has not made any dividends or distribution to the holding company, and no dividends or distributions have been made by the Company to its shareholders. We intend to keep any future earnings to re-invest in and finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. Under the Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10.0%. Pursuant to the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Tax Evasion With Respect to Taxes On Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5%, if the recipient of the relevant dividends qualifies certain necessary requirements, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. The 5% withholding tax rate, however, does not automatically apply and in current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to any dividends paid by WFOE to its immediate holding company, Eastern HK. As of the date of this prospectus, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Eastern HK intends to apply for the tax resident certificate if and when WFOE plans to declare and pay dividends to Eastern HK.

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Our Competitive Strengths

We believe the following strengths differentiate us from our competitors and are key drivers of our success:

(1) Technical and qualification advantages

We are committed to become one of the leading comprehensive project logistics service providers in China and Southeast Asia countries. As a logistics supplier for construction and engineering projects in China, we have obtained relevant technical qualifications and government permits necessary for providing such services legally, such as large-cargo transportation permit and non-vessel operating carrier qualification approved and granted by the transportation authorities. We have also obtained a Class A contractor qualification for large cargo transportation issued by China Water Resources and Electric Power Material Circulation Association. To obtain these qualifications, the applicants are typically subject to stringent assessment and verification by relevant authorities which is a major barrier for other business trying to enter into this area.

(2) Geographic Advantage

The Company is located in Eastern China, an economically developed region in mainland China. The businesses in this region have expanded across Chinese and overseas markets.

The Company’s operating headquarters are located in Suzhou city, and it has wholly-owned subsidiaries in Wuxi, Yancheng, Chongqing, and Kunming. Yancheng is a base for China’s offshore wind power turbine industry, a pioneer for China’s offshore wind power turbine development. The company has established long-term strategic cooperation with Sheyang Port in Yancheng, and Yangjiang Port in Guangdong, and seized the opportunity to tap into regional resources and gained unique prime location advantages to access to the massive offshore wind power turbine industry in China.

(3) Brand Advantages

After nearly 20 years of development, the Company’s reputation in the Chinese project logistics industry has been well recognized by the industry. The Company has established long-term strategic cooperation with leading domestic enterprises in wind power turbine, photovoltaic, power storage, electrical appliances, daily chemical, chemical equipment and other industries (including well-known state-owned large enterprises, and listed leading enterprises, etc.). The Company was featured in the economic programs on China central TV in March 2019 and January 2024, respectively.

(4) Talents Advantages

Over 78.94% of our management and finance professionals have college degree or above. The average age of our management and financial professionals is 40 years old. Over 61.11% of our technicians have a college degree or above and more than 80% of our technicians have over 15 years of experience in the industry. The project logistics industry requires comprehensive talents with diverse skills, knowledge and backgrounds in operations, management, e-commerce, marketing, third-party logistics management, and other related fields. China’s project logistics industry will face a relative shortage of high-end talents for a long period of time.

After years of development, the Company has established a professional and stable logistics business team, with certain talent and team advantages. At present, the core management personnel of the Company are stable and most of them having more than 15 years of experience in the logistics industry. Our team has a deep understanding of the project logistics industry and can accurately grasp the industry’s development trends. Based on the Company’s well-developed operating system and information system, the business team can quickly respond to various market demands and provide customers with timely and efficient engineering logistics services.

However, our management team lacks public company experience, which could impair our ability to comply with legal and regulatory requirements such as those imposed by the Sarbanes-Oxley Act of 2002. Our senior management does not have experience managing a publicly-traded company and such responsibilities include complying with federal securities laws and making required disclosures on a timely basis. See Risk Factors - Risks Related to Our Business - The relative lack of public company experience of our management team may put us at a competitive disadvantage.

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Our Growth Strategy

We are committed to become one of the leading comprehensive project logistics service providers in China and Southeast Asia countries, with following strategies to further our growth.

Expand Market Share in China We will leverage our existing advantages in terms of brand, talent, and technology to fulfil our expansions in Chinese domestic project logistics and general logistics market. With a successful initial public offering and listing on Nasdaq, we believe our existing clients have more confidence in us and with additional financing and resources from the capital market, we can increase our capacity to meet with our clients’ needs. We will also explore in providing our services to new clients of other related industries that we are not currently serving with our experience, capacity, connection and resources Recently, we have been engaged in trial orders for the transportation of aircraft engines and other precision equipment and will further explore this market as there is much potentials.

Developing markets in Southeast Asia Countries. To meet the increasing needs for logistics services for the business expansion and commercial development by Chinese companies in Southeast Asia countries, we plan to expand our project logistics services to these countries to follow the steps of our existing clients that are the industry leaders and are involving in the construction of manufacturing plants and infrastructure projects in the Southeast Asia countries.

Extension of Service Scopes. We will extend our services to cover more areas along the supply chain system, to provide additional upstream and downstream services, enable our clients to enhance their operation efficiency and quality, including the hoisting and installation of machineries, parts and engines replacement, repair and maintenance. Also, to apply such services to new clients in various industries such as the providing of services to the aviation industry in the moving of aircraft engines.

Improve engineering technology and equipment. We plan to actively develop and optimize our logistics management system to provide an integrated platform for the entire management and operation uses. We will also aggressively upgrade and update our technology, know-how, equipment and tools to cope with our development, improve our competitiveness, better control operating cost, reduce energy consumption and carbon emissions.

Seeking Strategic Partnership and Acquisition Opportunities. We will seek opportunities to establish long term strategic partnership with industry leaders and their stakeholders in various industries, and will explore opportunities in acquisitions of good assets and targets to further increase our business scales.

Corporate History and Structure

Eastern International Ltd. is a holding company incorporated in the Cayman Islands on July 27, 2023. Eastern International Ltd. established its directly wholly owned subsidiary, Eastern Industrial Development Ltd. (“Eastern BVI”) on August 10, 2023. Eastern BVI established its directly wholly owned subsidiary Eastern Group Limited (“Eastern HK”) on September 4, 2023. Eastern HK established a wholly foreign-owned subsidiary Hangzhou TC-Link Logistics Supply Chain Management Co., Ltd. (“Hangzhou TC-Link” or “WFOE”) in China on September 27, 2023. Eastern International Ltd., Eastern BVI, Eastern HK and WFOE have no material operations. In anticipation of this offering, we completed a reorganization of the Company by October 16, 2023.

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The Ordinary Shares offered in this offering are shares of the Cayman Islands holding company. As a holding company with no material operations of our own, we conduct a substantial majority of our operations through our subsidiary based in China.

Since Eastern International Ltd. and its subsidiaries are effectively controlled by the same controlling shareholders before and after the Reorganization, they are considered under common control. The above-mentioned transactions were accounted for as a recapitalization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

Upon the Reorganization, the Company has subsidiaries in countries and jurisdictions including PRC, Hong Kong and BVI. Details of the subsidiaries of the Company are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Eastern BVI	8/10/2023	BVI	100	Holding Company
Eastern HK	9/4/2023	Hong Kong	100	Holding Company
Suzhou TC-Link	1/9/2006	China	100	Logistic Services (Transportation and warehouse subleasing services)
Hangzhou TC-Link	9/27/2023	China	100	Holding Company (WFOE)
Yancheng TC-Link	6/22/2016	China	100	Logistic Services (Transportation and warehouse subleasing services)
Yunnan Dongyuan	11/5/2018	China	100	Transportation services
Chongqing Dayuan	4/30/2020	China	100	Transportation services
Wuxi TC-Link	5/19/2016	China	100	Warehouse subleasing services

The following diagram illustrates our corporate structure, including our subsidiaries and consolidated affiliated entities, as of the date of this prospectus and immediately upon the completion of this offering, assuming no exercise of the over-allotment by the Underwriter:

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As a result of our corporate structure, the Company’s ability to pay dividends may depend upon dividends paid by our subsidiaries. If our existing subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

We have adopted a dual-class share structure such that our shares consist of Ordinary Shares and Preferred Shares. In respect of matters requiring the votes of shareholders, each Ordinary Share is entitled to one (1) vote and each Preferred Share is entitled to ten (10) votes. The Preferred Shares may be converted into Ordinary Shares by its holder at any time at the option of the holder. We will sell Ordinary Shares in this offering. We have authorized 50,000,000 Preferred Shares and our Chairman and Chief Executive Officer Mr. Albert Wong beneficially owns all 1,000,000 issued and outstanding Preferred Shares and 4,266,000 Ordinary Shares. Mr. Albert Wong will hold [     ]% of the aggregate voting power of our total issued and outstanding shares immediately upon the completion of this offering, assuming the underwriters do not exercise their over-allotment option, and will hold [      ]% of the aggregate voting power of our total issued and outstanding shares immediately upon the completion of this offering assuming the underwriters exercise their over-allotment option in full; and therefore will continue to have, substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions.

On February 21, 2024, the Company issued 417,000 Ordinary Shares to four investors, including 317,000 Ordinary Shares to third party investors and 100,000 Ordinary Shares to our chief financial officer, in a private placement transaction for aggregated proceeds of $834,000.

Implications of Being a “Foreign Private Issuer”

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●	our insiders are not required to comply with Section 16 of the Exchange Act requiring such individuals and entities to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

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Implications of Being an “Emerging Growth Company”

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), and we are eligible to take advantage of certain exemptions from various reporting and financial disclosure requirements that are applicable to other public companies that are not emerging growth companies, including but not limited to (1) presenting only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations in this prospectus, (2) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), (3) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and (4) exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We intend to take advantage of these exemptions. As a result, investors may find investing in our Ordinary Shares less attractive.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. As a result, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of such extended transition period.

We could remain an emerging growth company for up to five years, or until the earliest of (1) the last day of the first fiscal year in which our annual gross revenues exceed $1.235 billion, (2) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months, or (3) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Implications of Being a “Controlled Company”

Under the Nasdaq rules, a “controlled company” is a company with more than 50% of its voting power held by a single person, entity or group. Public Companies that qualify as a “Controlled Company” with securities listed on the Nasdaq Stock Market (Nasdaq), must comply with the exchange’s continued listing standards to maintain their listings. Nasdaq has adopted qualitative listing standards. Companies that do not comply with these corporate governance requirements may lose their listing status. Under Nasdaq rules, a controlled company is exempt from certain corporate governance requirements including:

●	the requirement that a majority of the board of directors consist of independent directors;

●	the requirement that a listed company have a nominating and governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

●	the requirement that a listed company have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

●	the requirement for an annual performance evaluation of the nominating and governance committee and compensation committee.

Controlled companies must still comply with the exchange’s other corporate governance standards. These include having an audit committee and the special meetings of independent or non-management directors.

Upon the completion of this offering, Mr. Albert Wong, the Chairman of our board of directors and our Chief Executive Officer, Mr. Albert Wong, the Chairman of our board of directors and our Chief Executive Officer, will beneficially own [      ] % of the voting power for election of directors assuming the Underwriter does not exercise its over-allotment option, or [      ]% of the voting power for election of directors if the Underwriter exercises its over-allotment option in full. As a result, upon completion of this offering, we will be a “controlled company” as defined under the Nasdaq Stock Market Rules. As a “controlled company,” we will be permitted to elect not to comply with certain corporate governance requirements. See “Risk Factors—Risks related to our Ordinary Shares and this offering— We will be a “controlled company” as defined under the Nasdaq Stock Market Rules. As a result, we may rely on exemptions from certain corporate governance requirements and holders of our Ordinary Shares may not have the same protections generally available to shareholders of other companies listed on stock exchanges in the United States.”

Corporate Information

Our principal executive offices are located at Suite 901-903, 9th Floor, Building #2, Qianwan Zhigu, Chuanhua Smart CenterScience and Technology City Block, Xiaoshan Economic and Technological Development Zone, Xiaoshan District, Hangzhou, Zhejiang Province, China 311231. Our telephone number at this address is +86-571-8235-6096. Our registered office in the Cayman Islands is located at 3-212 Governors Square, 23 Lime Tree Bay Avenue, P.O. Box 30746, Seven Mile Beach, Grand Cayman KY1-1203, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, NY 10168. Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our website is www.[     ].com. The information contained on our website is not a part of this prospectus.

Summary of Risk Factors

We are a holding company incorporated in the Cayman Islands, investing in our Ordinary Shares involves significant risks. All of our revenues were generated by our PRC operating subsidiary. You should carefully consider all of the information in this prospectus before making an investment in our Ordinary Shares. We are subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows and prospects.

Risks Related to Our Business

●	The Company is subject to risks related to public health crises such as the global pandemic associated with the coronavirus (COVID-19). (see page 12 of this prospectus)

●	We have a substantial customer concentration, with a limited number of customers accounting for a large portion of our revenues. (see page 13 of this prospectus)

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●	We face risks associated with the items we deliver and the contents of shipments handled through our logistics networks, including real or perceived quality issues with the services, and risks inherent in the logistics industry, including personal injury, product damage, and transportation-related incidents. (see page 14 of this prospectus)

●	Uncertain economic or social conditions may adversely impact demand for our products or cause our customers and other business partners to suffer financial hardship, which could adversely impact our business. (see page 12 of this prospectus)

●	A significant change in customer relationships or in customer demand for our services could have a significant impact on our business (see page 13 of this prospectus)

●	Our business may be affected by fluctuations in China’s transportation market. (see page 15 of this prospectus)

●	We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position. (see page 20 of this prospectus)

●	We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations. (see page 21 of this prospectus)

Risks Relating to Doing Business in China

●	Changes in global economic, political or social conditions or government policies, including the PRC, could have a material adverse effect on our business and results of operations. (see page 23 of this prospectus)

●	We may rely on dividends and other distributions on equity paid by our WFOE to fund any cash and financing requirements we may have. Any limitation on the ability of our WFOE to pay dividends to us could have a material adverse effect on our ability to conduct our business. (see page 25 of this prospectus)

●	PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental requirements of currency conversion may restrict or prevent us from using the proceeds of this offering to make loans to our PRC subsidiaries or to make additional capital contributions to our PRC subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business. (see page 25 of this prospectus)

●	Variability and change in the PRC legal system could result in a material and negative impact on our business operations, decrease the value of our Ordinary Shares and limit the legal protections available to you and us. (see page 25 of this prospectus)

●	The Chinese government may exert influence over the manner in which we conduct our business, which could result in a material change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and, and cause the value of our Ordinary Shares to significantly decline or be worthless. (see page 28 of this prospectus)

●	Because we are a Cayman Islands corporation and all of our business is conducted in the PRC, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China. (see page 28 of this prospectus)

9

●	The Holding Foreign Companies Accountable Act, or the HFCA Act, and the related regulations are evolving quickly. Further implementations and interpretations of or amendments to the HFCA Act or the related regulations, or a PCOAB’s determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because of our operations in mainland China. A potential consequence is that our Ordinary Shares may be delisted by the exchange. The delisting of our Ordinary Shares, or the threat of our Ordinary Shares being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct full inspections of our auditor deprives our investors of the benefits of such inspections. (see page 29 of this prospectus)

●	The filing with the China Securities Regulatory Commission (“CSRC”) is required in connection with this offering under New Overseas Listing Rules, and, if required, we cannot assure you that we will be able to timely make such filing, in which case we may face sanctions by the CSRC or other PRC regulatory agencies for failure to timely file with the CSRC for this offering. (see page 31 of this prospectus)

●	Regulatory bodies of the United States may be limited in their ability to conduct investigations or inspections of our operations in China. (see page 34 of this prospectus)

Risks Related to Our Ordinary Shares and This Offering

●	There has been no public market for our shares prior to this offering, and if an active trading market does not develop you may not be able to resell our shares at or above the price you paid, or at all. (see page 35 of this prospectus)

●	We have broad discretion in the use of the net proceeds from this offering and may not use them effectively. (see page 37 of this prospectus)

●	We are not likely to pay cash dividends in the foreseeable future. (see page 38 of this prospectus)

These risks are discussed more fully in the section titled “Risk Factors” beginning on page 12 of this prospectus, and other information included in this prospectus, for a discussion of these and other risks and uncertainties that we face.

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The Offering

Below is a summary of the terms of the offering:

Issuer	Eastern International Ltd.

Securities being offered:	[ ] Ordinary Shares.

Initial offering price:	We currently estimate that the initial public offering price will be $[ ] per Ordinary Share.

Number of Ordinary Shares outstanding before the offering:	10,417,000 of our Ordinary Shares are outstanding as of the date of this prospectus.

Over-allotment option	We have granted the Underwriter an option for a period of 45 days to purchase up to an aggregate of [ ] additional Ordinary Shares.

Number of Ordinary Shares Outstanding After the Offering [1]:	[ ] Ordinary Shares assuming no exercise of the Underwriter’s over-allotment option. [ ] Ordinary Shares assuming full exercise of the Underwriter’s over-allotment option.

Gross proceeds to us, net of underwriting discounts but before expenses:	$[ ].

Use of proceeds:	We intend to use the net proceeds of this offering: (1) approximately 20% for development of project logistic business in Southeast Asia; (2) approximately 20% for investment in equipment and machines and other capital expenditure; (3) approximately 10% for development of logistic management system and internal training for employees to improve management and technical skills; (4) approximately 10% for potential acquisition of high quality logistic team or company; and (5) approximately 40% for working capital and other general corporate purposes, see “Use of Proceeds” on page 45.

Lock-up	All of our directors and officers and certain shareholders have agreed with the Underwriter, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our Ordinary Shares or securities convertible into or exercisable or exchangeable for our Ordinary Shares for a period of six months after the effectiveness of the registration statement, of which this prospectus forms a part. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Transfer Agent	[ ]

Proposed Nasdaq Symbol:	ELOG

Risk factors:	Investing in our Ordinary Shares involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 12.

[1]	Excludes Ordinary Shares pursuant to the Underwriter’s over-allotment option.

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RISK FACTORS

An investment in our Ordinary Shares involves significant risks. You should carefully consider all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our Ordinary Shares. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our Ordinary Shares could decline, and you may lose all or part of your investment.

Risks Related to Our Business

The Company is subject to risks related to public health crises such as the global pandemic associated with the coronavirus (COVID-19).

The Company will be impacted by public health crisis such as the global pandemic associated with COVID-19. Any outbreak of pandemic will have significant impact to overall economy and demands for our services. The COVID-19 pandemic has created unique global and industry-wide challenges, including challenges to many aspects of our business. In the first half of 2020, the COVID-19 pandemic resulted in quarantines, travel restrictions, the temporary closure of business venues and facilities in China. The Company primarily conducts its business operations in the PRC. In response to the evolving dynamics related to the COVID-19 outbreak, the Company has followed the guidelines of local government authorities as it prioritizes the health and safety of its employees, suppliers, customers and business partners. Starting in July 2020, our business has recovered as individuals and entities resumed their business activities which were delayed or postponed due to the COVID-19 outbreak. However, travel restrictions, quarantine requirements and/or temporary closure of office buildings and facilities have been imposed by local governments due to the outbreak of Omicron variant in Suzhou and many other cities in China, including Shenzhen, Wuxi, Shanghai, Nanchang and Chongqing in 2022. In early December 2022, Chinese government eased the strict control measure for COVID-19, which has led to surge in increased infections and disruption in our business operations in December 2022 and January 2023. Any future impact of COVID-19 on our operation results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and resurgence of COVID-19 variants and the actions taken by government authorities to contain COVID-19 or treat its impact, almost all of which are beyond our control. Due to the significant uncertainties surrounding any further outbreak or resurgence of COVID-19 and actions that might be taken by governmental authorities, the extent of the future business disruption and the related financial impacts on our business cannot be reasonably estimated at this time.

In general, our business could be adversely affected by the epidemics, including, but not limited to, COVID-19, avian influenza, severe acute respiratory syndrome (SARS), the influenza A virus, the Ebola virus, or other outbreaks. In response to an epidemic or other outbreaks, governments and other organizations may adopt regulations and policies that could lead to severe disruption to our daily operations, including temporary closure of our offices and other facilities. These severe conditions may cause us and/or our partners to make internal adjustments, including but not limited to, temporarily closing down business, limiting business hours, and setting restrictions on travel and/or visits with clients and partners for a prolonged period of time. Various impacts arising from severe conditions may cause business disruption, resulting in material, adverse effects to our financial condition and results of operations.

Uncertain economic or social conditions may adversely impact demand for our products or cause our customers and other business partners to suffer financial hardship, which could adversely impact our business.

Our business could be negatively impacted by reduced demand for our products related to one or more significant local, regional or global economic or social disruptions. These disruptions have included and may in the future include: a slow-down, recession or inflationary pressures in the general economy; reduced market growth rates; tighter credit markets for our suppliers, vendors or customers; a significant shift in government policies; significant social unrest; the deterioration of economic relations between countries or regions, including potential negative consumer sentiment toward non-local products or sources; or the inability to conduct day-to-day transactions through our financial intermediaries to pay funds to or collect funds from our customers, vendors and suppliers. Additionally, these and other economic conditions may cause our suppliers, distributors, contractors or other third-party partners to suffer financial or operational difficulties that they cannot overcome, resulting in their inability to provide us with the materials and services we need, in which case our business and results of operations could be adversely affected.

Customers may also suffer financial hardships due to economic conditions such that their accounts become uncollectible or are subject to longer collection cycles. In addition, if we are unable to generate sufficient sales, income and cash flow, it could affect the Company’s ability to achieve expected share repurchase and dividend payments.

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We have a substantial customer concentration, with a limited number of customers accounting for a large portion of our revenues.

We derive a large portion of our revenues from a few major customers. For the year ended March 31, 2024, two customers accounted for approximately 35% and 23% of the Company’s total revenues, respectively. For the year ended on March 31, 2023, two major customers accounted for approximately 23% and 15% of the Company’s total revenue, respectively. There are inherent risks whenever a large percentage of the total revenue is concentrated with one customer. It is not possible for us to predict the future level of demand for our services that will be generated by such customer or the future demand for our services by such customer. If such customer experience declining or delayed demands due to market, economic or competitive conditions, we could be pressured to reduce our prices or they could decrease the purchase quantity of our services, which could have an adverse effect on our margins and financial position, and could negatively affect our revenues and results of operations. If our largest customer terminates the purchase of our services, such termination would materially negatively affect our revenues, results of operations and financial condition.

We rely on a limited number of vendors, and the loss of our significant vendor could harm our business, and the loss of any one of such vendors could have a material adverse effect on our business.

We purchase a significant portion of our supplies from a few major suppliers. For the year ended March 31, 2024, one supplier accounted for approximately 32% of the total purchases. For the year ended March 31, 2023, one major supplier accounted for approximately 32% of our total purchases. If any of these suppliers increase the price for raw materials, we could be pressured to increase our prices or reduce our profit margin, which could cause us to lose customers and negatively affect our revenues and profit margin.

A significant change in customer relationships or in customer demand for our services could have a significant impact on our business.

We provide most of our services via large construction company customers and small retailers, which include mass merchandisers, e-commerce (including social commerce) channels. Our success depends on our ability to successfully manage relationships with our customers, which includes our ability to offer terms that are mutually acceptable and are aligned with our pricing and profitability targets. Continued concentration among our customers could create significant cost and margin pressure on our business, and our business performance could suffer if we cannot reach agreement with a key customer on terms and principles. Our business could also be negatively impacted if a key customer were to significantly reduce the spending in projects and our services due to slow down of general economy in China and decrease in infrastructure investment.

We face intense competition which could adversely affect our results of operations and market share.

The industries we operate in are highly competitive and fragmented and we may compete with a broad range of companies, such as integrated supply chain solution and service providers, and express and freight delivery service providers. Specifically, there are multiple existing market players that offer integrated supply chain solutions and logistics services, and there may be new entrants emerging in each of the markets we operate in, which compete to attract, engage and retain consumers and merchants. These companies may have greater financial, technological, research and development, marketing, distribution, and other resources than we do. They may also have longer operating histories, a larger customer base or broader and deeper market coverage. As a result, our competitors may be able to respond more quickly and effectively to new or evolving opportunities, technologies, standards or user requirements than we do and may have the ability to initiate or withstand significant regulatory changes and industry evolvement. Furthermore, when we expand into other markets, we will face competition from new competitors, domestic or foreign, who may also enter markets where we currently operate or plan to operate.

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Any significant increase in competition may have a material adverse effect on our revenue and profitability as well as on our operations and business prospect. We cannot assure you that we will be able to continuously distinguish our services from those of our competitors, preserve and improve our relationships with various participants in the logistics industry, or increase or even maintain our existing market share. We may experience the loss of market share, and our financial condition and results of operations may deteriorate if we fail to compete effectively.

In addition, many operators in the logistics industry have consolidated in recent years to create larger enterprises with greater bargaining power, which created greater competitive pressures on us. If this consolidation trend continues, this industry will be more competitive. New partnerships and strategic alliances in the logistics industry also can alter market dynamics and adversely impact our businesses and competitive positioning. If we cannot equip ourselves with necessary resources and skills, we may lose our market share as competition increases. In addition, our current and potential competitors may also establish cooperative or strategic relationships amongst themselves or with third parties that may further enhance their resources and offerings. If we are unable to anticipate or react to these competitive challenges, our competitive position could be undermined, and we could experience a decline in growth which may adversely affect our business, financial condition and results of operations. Further, certain large retailers or e-commerce platforms may establish or further develop their own logistics networks leveraging on their established warehousing and delivery capacities in selected areas in order to gain control of the consumer touchpoint and to create synergies with their businesses. They may also compete with us for qualified delivery personnel and warehouse staff with competitive remuneration. Any of the above could adversely affect our results of operations and market share.

We face risks associated with the items we deliver and the contents of shipments handled through our logistics networks, including real or perceived quality issues with the services, and risks inherent in the logistics industry, including personal injury, product damage, and transportation-related incidents.

We handle a large volume of parcels, equipment and freights across our logistics network, and face challenges with respect to the protection and examination of these items. Parcels, equipment and freights delivered by us may be delayed, stolen, damaged or lost during delivery for various reasons, and we may be perceived or found liable for such incidents. In addition, we may fail to screen parcels and detect unsafe, prohibited or restricted items. Unsafe items, such as flammables and explosives, toxic or corrosive items and radioactive materials, may damage other parcels in our network, harm the personnel and facilities of us, or even injure the recipients. Furthermore, if we fail to prevent prohibited or restricted items from entering into our network and if we participate in the transportation and delivery of such items unknowingly, we may be subject to administrative or even criminal penalties, and if any personal injury or property damage is concurrently caused, we may also be liable for civil compensation.

The delivery of parcels, equipment and freights also involves inherent risks. We constantly use a large number of vehicles and personnel in transportation, and are therefore subject to risks associated with transportation safety. The insurance maintained by us may not fully cover the liabilities caused by transportation related injuries or losses. From time to time, the vehicles and personnel of our third-party business partners may be involved in transportation and vehicle accidents, and the parcels carried by them may be lost or damaged. In addition, frictions or disputes may occasionally arise from the direct interactions between the pickup and delivery personnel with senders and recipients. Personal injuries or property damages may arise if such incidents escalate.

Any of the foregoing could disrupt our services, cause us to incur substantial expenses and divert the time and attention of our management. We may face claims and incur significant liabilities if found liable or partially liable for any of injuries, damages or losses. Claims against us may exceed the amount of our insurance coverage, or may not be covered by insurance at all. Any uninsured or underinsured loss could negatively influence our business and financial condition. Governmental authorities may also impose significant fines on us or require us to adopt costly preventive measures. Furthermore, if our services are perceived to be insecure or unsafe by our customers, our business volume may be significantly reduced, and our business, financial condition and results of operations may be materially and adversely affected.

14

We may be exposed to credit risks in relation to defaults from customers.

Our exposure to credit risk may be influenced mainly by the individual characteristics of each customer as well as the industry or country in which the customers operate, and may be concentrated on few number of customers. Although we will monitor our exposure to credit risk on an ongoing basis and make periodic judgment on impairment of overdue receivables based on the likelihood of collectability, we cannot assure you that all of our customers are creditworthy and reputable and will not default on payments in the future. If we encounter significant delays or defaults in payment by our customers or are otherwise unable to recover our accounts receivables, our cash flow, liquidity and financial condition may be materially and adversely affected.

Failure to successfully implement our business strategy, effectively respond to changes in market dynamics and satisfactorily meet customer demand will cause our future financial results to suffer.

We are making significant investments and other decisions in connection with our long-term business strategy including our ability to expand the breadth and depth of our solutions and services and further invest in technologies. Such initiatives and enhancements may require us to make significant capital expenditures. Additionally, in developing our business strategy, we make certain assumptions including, but not limited to, those related to customer demand and preferences, competition landscape and the economy in China and globally. However, the actual market, economic and other conditions may be different from our assumptions. As the technology, customer behavior and market conditions continue to evolve, it is important that we maintain the relevance of our brand and service offerings to our customers. If we are not able to successfully implement our business strategies and effectively respond to changes in market dynamics, our future financial results will suffer. We have also incurred, and may continue to incur, increased operating expenses in connection with certain changes to our business strategies.

In addition, we make planning and spending decisions, including capacity expansion, procurement commitments, personnel needs and other resource requirements based on our estimate of customer demand. In particular, we may potentially experience capacity and resource shortages in fulfilling customer orders during peak season of e-commerce consumption or following special promotional campaigns on any e-commerce platforms. Failure to meet customer demand in a timely fashion or at all will adversely affect our competitive position, financial condition and results of operations.

Our business may be affected by fluctuations in China’s transportation market.

We are sensitive to changes in overall economic conditions that impact cargo volumes and truck capacity. China’s transportation market historically has experienced cyclical fluctuations due to economic slowdowns, downturns in business cycles of shippers, volatility in energy price, pandemic and other economic factors beyond our control. Any material change in the economic environment subjects our business to various risks, including the following that may have a material and adverse impact on our operating results and cause us not to achieve growth or profitability:

●	a reduction in overall infrastructure projects and cargo volumes reduces our revenue and opportunities for growth; in addition, a decline in the volume of cargo shipped due to a downturn in shippers’ business cycles or other factors generally results in decreases in order pricing, as truckers compete for orders to maintain productivity, which will affect our monetization opportunities;

●	a number of our cooperative trucking companies may go out of business and we may be unable to have sufficient truckers/driver to meet shippers’ demand when the market recovers; and

●	we may not be able to appropriately adjust our expenses to changing market activities. In order to maintain high variability in our business model, it is necessary to adjust staffing levels to changing marketing activities. In periods of rapid change, it is more difficult to match our staffing levels to our business needs. In addition, we have other expenses that are fixed for a period of time, and we may not be able to adequately adjust them in a period of rapid change in market activities.

15

We may be unable to obtain adequate amount of cargo space to meet our customers’ needs.

We typically obtained cargo space from carriers through forwarding agent under Freight Forwarding Agreement. Pursuant to the Freight Forwarding Agreement, we may procure cargo space on specified routes for an agreed freight carriage capacity that the shipping carriers provide and we agree to obtain during the term of the contract. If we wish to obtain more cargo space than the allocated under the freight forwarding agreements, such additional cargo space will be subject to the latest market price, and there is no guarantee that we will be able to obtain such additional cargo space at all. Further, since cargo space offered by our suppliers is on a first-come-first-served basis with no formal agreement for guaranteed supply of cargo space from our suppliers other than those under freight forwarding agreements, there is no assurance that we will be able to source cargo space within our customers’ expected timeframe cost-effectively. We cannot guarantee that this will not happen in the future and if we cannot obtain sufficient cargo space from our suppliers to meet our customers’ demand, in particular during peak seasons, our reputation within the industry could be damaged.

If we fail to cost-efficiently attract new customers to use our services, or to maintain relationships with existing customers, our business and results of operations could be adversely affected.

The success of our business depends in part on our ability to cost-effectively attract and retain new customers and increase engagement of existing customers by providing additional solutions and services. We believe that our selling and marketing efficiency, consistent and reliable services and rapid responses to changing customer preferences have been critical in promoting awareness of our services, which in turn drive customer growth and engagement. However, if our promotional activities and marketing strategies do not work efficiently, we cannot maintain our selling and marketing expenses at a reasonable level.

In addition, if the customers do not perceive our services to be timely and reliable, we may not be able to attract and retain customers and increase their use of our services. If we fail to cost-effectively retain customers and increase their use of our services, our business and results of operations could be adversely and materially affected.

Further, while we currently believe we can achieve profitability and grow cash flows organically through further penetration of existing customers and by expanding our customer base, we may not be able to effectively and successfully implement such strategies and realize our stated goals. Our goals may be negatively affected by a failure to further penetrate our existing customer base, expand our service offerings, pursue new customer opportunities, manage the operations and expenses of new or growing service offerings or otherwise achieve growth of our service offerings.

If we become subject to additional scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, this offering and our reputation and could result in a loss of your investment in our Ordinary Shares, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies. Much of the scrutiny, criticism and negative publicity has centerd around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in some cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S.-listed China-based companies has decreased in value and, in some cases, has become virtually worthless. Many of these companies have been subject to shareholder lawsuits and SEC enforcement actions and have conducted internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our business and this offering. If we become the subject of any unfavourable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our business operations will be severely hindered and your investment in our Ordinary Shares could be rendered worthless.

We may incur net losses in the future.

We had incurred net profit of $1,083,700 and $1,188,924 in the fiscal years of March 31, 2024 and 2023, respectively. We cannot assure you that we will be able to generate net income or will have retained earnings in the future. The fiscal years as of March 31, 2024 and 2023 was dominated by responses to the COVID-19 outbreaks and control measures taken by local government to prevent the spread of COVID-19. We will continue to grow our business, attract customers and partners and further enhance and develop our products and services. Our efforts in new products and business development may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. As a result of the foregoing and other factors, we may incur net losses in the future and may not be able to maintain profitability.

We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

Although we believe that our current cash and cash equivalents, anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for at least 12 months following this offering, we may need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

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We may incur substantial debt in the future, which may adversely affect our financial condition and negatively affect our operations.

We may decide in the future to finance our business and operations through incurring debt. The incurrence of debt could have a variety of negative effects, including:

●	default and foreclosure on our assets if our operating revenue is insufficient to repay debt obligations;

●	acceleration of obligations to repay the indebtedness (or other outstanding indebtedness), even if we make all principal and interest payments when due, if we breach any covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

●	our inability to obtain necessary additional financing if the debt security contains covenants restricting our ability to obtain such financing while the debt security is outstanding;

●	diverting a substantial portion of cash flow to pay principal and interest on such debt, which would reduce the funds available for expenses, capital expenditures, acquisitions and other general corporate purposes; and

●	creating potential limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate.

The occurrence of any of these risks could adversely affect our operations or financial condition.

Our interim results may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our interim results of operations, including the levels of our net revenues, expenses, net income (loss) and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of our control, and period-to-period comparisons of our operating results may not be meaningful, especially given our limited operating history. Accordingly, the results for any interim period are not necessarily an indication of future performance. Fluctuations in interim results may adversely affect the market price of our Ordinary Shares. Factors that may cause fluctuations in our interim financial results include:

●	our ability to attract new clients and retain existing clients;

●	changes in our mix of services and introduction of new services;

●	the amount and timing of operating expenses related to the maintenance and expansion of our business, operations and manufacturing facility;

●	our decision to manage client volume growth during the period;

●	the impact of competitors or competitive services;

●	increases in our costs and expenses that we may incur to grow and expand our operations and to remain competitive;

●	changes in the legal or regulatory environment or proceedings, or export licensing or enforcement by government regulators, including fines, orders or consent decrees;

●	general economic, industry and market conditions; and

●	the timing of expenses related to the development or acquisition of technologies or businesses.

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From time to time we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.

We may evaluate and consider strategic investments, combinations, acquisitions or alliances to further increase the value of our marketplace and better serve our customers. These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction.

Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

●	difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;

●	inability of the acquired technologies, services or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;

●	difficulties in retaining, training, motivating and integrating key personnel;

●	diversion of management’s time and resources from our normal daily operations;

●	difficulties in successfully incorporating licensed or acquired technology and rights into our system and services;

●	difficulties in maintaining uniform standards, controls, procedures and policies within the combined organizations;

●	difficulties in retaining relationships with customers, employees and suppliers of the acquired business;

●	risks of entering markets in which we have limited or no prior experience;

●	regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business;

●	assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;

●	failure to successfully further develop the acquired business and technology;

●	liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;

●	potential disruptions to our ongoing businesses; and

●	unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.

We may not make any investments or acquisitions, or future investments or acquisitions may not be successful, may not benefit our business strategy, may not generate sufficient revenues to offset the associated acquisition costs or may not otherwise result in the intended benefits. In addition, we cannot assure you that any future investment in or acquisition of new businesses or technology will lead to the successful development of new or enhanced our existing services or that any new or enhanced d services, if developed, will achieve market acceptance or prove to be profitable.

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Our business depends on the continued efforts of our senior management. If one or more of our key executives were unable or unwilling to continue in their present positions, our business may be severely disrupted.

Our business operations depend on the continued services of our senior management, particularly the executive officers named in this prospectus. While we have the ability to provide different incentives to our management, we cannot assure you that we can continue to retain their services. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. In addition, although we have entered into confidentiality and non-competition agreements with our management, there is no assurance that any member of our management team will not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

If the basic salary of certain employees fails to meet the local minimum salary standard, we may be faced with labor disputes or additional compensation costs.

The remuneration we pay to our employees in general consists of basic salary, subsidy and performance bonuses subject to different departments. In accordance with the Labor Contract Law of People’s Republic of China, if the salary paid by the employer to its employee is below the local minimum salary standard, the labour administrative authorities shall order the employer to pay the shortfall; where payment is not made within the stipulated period, the employer shall be ordered to pay compensation to the employee based on 50% to 100% of the amount payable. In principle, each province has its own local minimum standard and the local minimum salary standard is subject to change each year. Our basic salary for our employees in China has been meeting the current local minimum salary standard. However, we cannot assure you that we can adjust the employees’ basic salary in time to meet the changing minimum standard. In such cases, we may be faced with labour disputes or additional compensation.

Competition for employees is intense, and we may not be able to attract and retain the qualified and skilled employees needed to support our business.

We believe our success depends on the efforts and talent of our employees, including sales and marketing, service and financial personnel. Our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for highly skilled marketing, technical, and financial personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment.

In addition, we invest significant time and expenses in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements, and the quality of our services could be damaged, resulting in a material adverse effect on our business.

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Insurance and claims expenses could significantly reduce our earnings.

Although we maintain auto insurance for our vehicles, cargo insurance for parcels and freights and property insurance for our warehouses, our future insurance and claims expenses might exceed historical levels, which could reduce our earnings. Estimating the number and severity of claims, as well as related judgment or settlement amounts is inherently difficult. This, along with legal expenses, incurred but not reported claims and other uncertainties can cause unfavorable differences between actual claim costs and our reserve estimates. We reserve for anticipated losses and expenses and periodically evaluate and adjust our claims reserves to reflect our experience. However, ultimate results may differ from our estimates, which could result in losses over our reserved amounts.

We maintain insurance with licensed insurance carriers above the amounts which we retain. Although we believe our aggregate insurance limits should be sufficient to cover reasonably expected claims, it is possible that the amount of one or more claims could exceed our aggregate coverage limits. If any claim were to exceed our coverage, we would bear the excess, in addition to our other retained amounts. Insurance carriers have raised premiums for many businesses, including transportation companies. As a result, our insurance and claims expense could increase, or we could raise our deductible when our policies are renewed or replaced. Our operating results and financial condition could be materially and adversely affected if (i) cost per claim, premiums, or the number of claims significantly exceeds our estimates, (ii) we experience a claim in excess of our coverage limits, (iii) our insurance carriers fail to pay on our insurance claims or (iv) we experience a claim for which coverage is not provided.

We may have exposure to greater than anticipated tax liabilities.

We are subject to enterprise income tax, value-added tax, and other taxes in each province and city in China where we have operations. Our tax structure is subject to review by various local tax authorities. The determination of our provision for income tax and other tax liabilities requires significant judgment. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our estimates are reasonable, the ultimate decisions by the relevant tax authorities may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

Cybersecurity incidents could disrupt business operations, result in the loss of critical and confidential information and adversely impact our reputation and results of operations.

Global cybersecurity threats can range from uncoordinated individual attempts to gain unauthorized access to our information technology (“IT”) systems to sophisticated and targeted measures known as advanced persistent threats. While we employ measures to prevent, detect, address and mitigate these threats (including access controls, data encryption, vulnerability assessments, management training, continuous monitoring of our IT networks and systems and maintenance of backup and protective systems), cybersecurity incidents, depending on their nature and scope, could potentially result in the misappropriation, destruction, corruption or unavailability of critical data and confidential or proprietary information (our own or that of third parties) and the disruption of business operations. While no cybersecurity attack to date has had a material impact on our financial condition, results of operations or liquidity, the threat remains and the potential consequences of a material cybersecurity incident include reputational damage, litigation with third parties, diminution in the value of our investment in research, development and engineering, and increased cybersecurity protection and remediation costs, which in turn could adversely affect our competitiveness and results of operations.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, domain names, copyrights, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality agreements with all our employees and officers as well as non-compete agreements with our executive officers to protect our proprietary rights. See “Business—Intellectual Property” and “Regulation—Regulation on Intellectual Property Rights.” Thus, we cannot assure you that any of our intellectual property rights would not be challenged, invalidated, circumvented or misappropriated, or that such intellectual property will be sufficient to provide us with competitive advantages. In addition, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all and we might have to invest on research and development on our own technologies in such areas.

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It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, the application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected.

The relative lack of public company experience of our management team may put us at a competitive disadvantage.

Our management team lacks public company experience, which could impair our ability to comply with legal and regulatory requirements such as those imposed by the Sarbanes-Oxley Act of 2002, (“Sarbanes-Oxley”). Our senior management does not have experience managing a publicly-traded company. Such responsibilities include complying with federal securities laws and making required disclosures on a timely basis. Our senior management may be unable to implement programs and policies in an effective and timely manner or that adequately respond to the increased legal, regulatory and reporting requirements associated with being a publicly traded company. Our failure to comply with all applicable requirements could lead to the imposition of fines and penalties, distract our management from attending to the management and growth of our business, result in a loss of investor confidence in our financial reports and have an adverse effect on our business and stock price.

We rely on our information systems to manage our logistic and otherwise oversee our operations. Any malfunction of our systems could harm our ability to conduct our business operations.

We depend on a variety of information technology systems for the efficient functioning of our business, including, without limitation, management, logistics, website, and other aspects of operations. Our technology systems may not deliver desired results or may do so on a delayed schedule. Any improper functioning of our technology systems could cause interruptions or deoptimization of our operations. Our technology systems are subject to damage or interruption from power surges and outages, facility damage, physical theft, computer and telecommunications failures, inadequate or ineffective redundancy, malicious code (including computer viruses, worms, ransomware, or similar), cyberattacks (including account compromise; phishing; spamming; denial of service attacks; and application, network or system vulnerability exploitation), software upgrade failures or code defects, natural disasters and human error. Design defects or damage or interruption to these systems may require a significant investment to fix or replace, disrupt our operations, result in the loss or corruption of critical data, and harm our reputation, all of which could materially and adversely affect our business or results of operations.

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Our business depends on the continued success of our brand, and if we fail to maintain and enhance the recognition of our brand, or the recognition of our brand is adversely affected by any negative publicity concerning us, our reputation and operating results may be harmed.

We believe that our brand equity is an important competitive edge of ours and has earned us loyal customers. A well-recognized brand is critical to maintaining and expanding our customer base. From time to time, we conduct marketing activities to enhance our brand and to guide public perception of our brand and services. In order to create and maintain brand awareness and brand loyalty, to influence public perception and to retain existing and attract new customers, we may need to increase our marketing expenditures. We cannot assure you, however, that such marketing activities and the increased marketing expenditure may yield the brand promotion effect we expect. If we do not continue to maintain and strengthen our brand image and grow the value of our brand, we may lose the opportunity to build critical customers, and our business and operating results may be adversely affected.

Negative publicity about us and our business, shareholders, affiliates, directors, officers, other employees, business partners, users, businesses with similar names to ours without our authorization, as well as the industry in which we operate, can harm our brand and reputation. Negative publicity concerning these parties could be related to a wide variety of matters, including, but are not limited to:

●	alleged misconduct or other improper activities committed by our directors, officers and other employees, in particular with respect to employees’ unlawful actions in business executions;

●	false or malicious allegations or rumors about us or our directors, shareholders, affiliates, officers and other employees;

●	Problems, accidence and damages caused by our services;

●	complaints by our users and customers about our services;

●	security breaches of confidential customer or transaction data;

●	employment-related claims relating to alleged wrongful discharge, employment discrimination, wage and hour violations; and

●	governmental and regulatory investigations or penalties resulting from our failure to comply with applicable laws and regulations.

In addition to traditional media, there has been increasing use of social media platforms and similar media in China that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on instant messaging applications and social media platforms is virtually immediate without affording us an opportunity for redress or correction. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning our company, shareholders, affiliates, directors, officers and other employees may be posted on such platforms at any time. The risks associated with any such negative publicity or incorrect information cannot be completely eliminated or mitigated and may materially harm our reputation, business, financial condition and results of operations.

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Increasing focus with respect to environmental, social and governance matters may impose additional costs on us or expose us to additional risks. Failure to comply with the laws and regulations on environmental, social and governance matters may subject us to penalties and adversely affect our business, financial condition and results of operation.

The PRC government and public advocacy groups have been increasingly focused on environment, social and governance (“ESG”) issues in recent years, making our business more sensitive to ESG issues and changes in governmental policies and laws and regulations associated with environment protection and other ESG-related matters. Investor advocacy groups, certain institutional investors, investment funds, and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. Regardless of the industry, increased focus from investors and the PRC government on ESG and similar matters may hinder access to capital, as investors may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. In the PRC, there are comprehensive environmental regulations and policies governing our services in general, and the PRC may adopt more stringent standards in terms of ESG matters in the future. Any ESG concern or issue could increase our regulatory compliance costs. The heightened ESG standards may also increase our cost of revenues as they cause our suppliers and business partners to incur extra expenses in ensuring ESG-friendly sourcing and transportation processes. If we do not adapt to or comply with the evolving expectations and standards on ESG matters from investors and the PRC government or are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and the business, financial condition, and the price of our Ordinary Shares could be materially and adversely effected.

Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.

In accordance with the relevant laws and regulations in jurisdictions in which we operate, we are required to maintain various approvals, licenses, permits and filings to operate our business. These approvals, licenses, permits and filings are obtained upon satisfactory compliance with, among other things, the applicable laws and regulations. If government authorities in jurisdictions where we operate require additional licenses or permits or provides more strict supervision requirements in the future, or if we have to obtain relevant licenses or permits in a short period of time, there is no guarantee that we would be able to obtain such licenses or permits or meet all the supervision requirements in a timely manner, or at all.

Risks Relating to Doing Business in China

Changes in global economic, political or social conditions or government policies, including the PRC, could have a material adverse effect on our business and results of operations.

The Company’s business, financial condition, and results of operations may be influenced by the global political, economic, and legal environments. Given that the operations of the Company are located in the PRC, the Company’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, cybersecurity, anti-monopoly, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

The PRC government imposes requirements on the convertibility of RMB into foreign currencies and the remittance of currency out of Mainland China. We mainly rely on dividend payments from our PRC subsidiaries to fund any additional cash and financing requirements we may have. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations.

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Any adverse changes in economic conditions, the policies or the laws and regulations could have a material adverse effect on the overall economic growth. Such developments could adversely affect our business and operating results, lead to reduction in demand for the Company’s products and services, which adversely affects our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government policies over capital investments or changes in tax regulations. In addition, in the past, the Chinese government has implemented certain measures, including interest rate increases, to manage the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and results of operations.

Furthermore, we and our China-based operating entities, as well as our investors, face uncertainty about future actions by the individual national or regional governments, including Chinese government, that could significantly affect our financial performance and operations. Failure to take timely and appropriate measures to adapt to any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations.

Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings by Chinese companies that are conducted overseas and not in compliance with local Chinese laws and regulations, which could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our shares to significantly decline or be worthless.

Increases in labor costs in the PRC may adversely affect our business and results of operations.

The economy in China has experienced increases in labor costs in recent years. As a result, average wages in the PRC are expected to continue to increase. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to those who pay for our products and services, our profitability and results of operations may be materially and adversely affected.

In addition, we are required by PRC laws and regulations to enter into labor contracts with our employees and pay various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. In addition, pursuant to the PRC Labor Contract Law and its implementation rules, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employee’s probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

In October 2010, the Standing Committee of the National People’s Congress promulgated the PRC Social Insurance Law, effective on July 1, 2011 and amended and became effective on December 29, 2018. On April 3, 1999, the State Council promulgated the Regulations on the Administration of Housing Funds, which was amended on March 24, 2002 and March 24, 2019 and came into effect on the same day. Companies registered and operating in China are required under the Social Insurance Law and the Regulations on the Administration of Housing Funds to apply for social insurance registration and housing fund deposit registration within 30 days of their establishment and to pay for their employee’s different social insurance, including pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to the extent required by law. We could be subject to orders by the competent labor authorities for rectification and failure to comply with the orders may further subject us to administrative fines.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practices do not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. We cannot assure you that we have complied or will be able to comply with all labor-related laws and regulations including those relating to obligations to make social insurance payments and contribute to the housing provident funds. If we are deemed to have violated relevant labor laws and regulations, we could be involved in labor-law related disputes, required to provide additional compensation to our employees and our business, financial condition and results of operations will be adversely affected.

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Variability and change in the PRC legal system could result in a material and negative impact on our business operations, decrease the value of our Ordinary Shares and limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules by courts and regulators are not always uniform and the enforcement of these laws, regulations and rules involves uncertainties.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have certain discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

We may rely on dividends and other distributions on equity paid by our WFOE to fund any cash and financing requirements we may have. Any limitation on the ability of our WFOE to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity to be paid by our wholly-owned WFOE for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our WFOE incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our operating entities may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at their discretion. Each of our PRC subsidiaries may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE.

Any limitation on the ability of WFOE to pay dividends or make other distributions to us, could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental requirements of currency conversion may restrict or prevent us from using the proceeds of this offering to make loans to our PRC subsidiaries or to make additional capital contributions to our PRC subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries. We may make loans to our PRC subsidiaries, or we may make additional capital contributions to our WFOE.

Any loans by us to our WFOE, which is treated as a foreign-invested enterprise under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to WFOE to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. We may also decide to finance WFOE by means of capital contributions. These capital contributions must be filed with the PRC Ministry of Commerce or its local counterpart. With respect to the proceeds we expect to receive from this offering, they will be a capital contribution or a loan to our subsidiaries in China. If it is a capital contribution, the PRC subsidiaries would, within 30 days from the occurrence of the change in registered capital and total investment amount, fill in and submit online a “Filing Declaration Form for Change of Foreign Investment Enterprise” and related documents, and complete filing formalities for the change through the integrated management system. In addition, we will finance the activities of our operating subsidiaries with the proceeds from this offering in RMB.

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE approval, and such RMB capital may not, in any case, be used to repay RMB loans if the proceeds of such loans have not been used. Such requirements are also known as the “payment-based foreign currency settlement system” established under the SAFE Circular 142. Violations of SAFE Circular 142 could result in severe monetary or other penalties. Furthermore, SAFE promulgated the Circular of State Administration of Foreign Exchange on Issues Relating to Strengthening Administration of Foreign Exchange Businesses on November 19, 2010, or Circular No. 59, which was repealed by the Circular of the State Administration of Foreign Exchange on the Publication of 34 Repealed and Invalidated Normative Documents on Foreign Exchange Management, and the Supplementary Circular of General Affairs Department of State Administration of Foreign Exchange on Issues Relating to Improving the Relevant Business Operations of Administration of Foreign Exchange Settlement for Payment of Foreign Currency Capital Funds of Foreign Investment Enterprises on July 18, 2011, known as Circular No. 88, which was repealed by the Circular on the Reform of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, tightening the examination on the authenticity of settlement of net proceeds from an offering and requiring that the settlement of net proceeds shall be in accordance with the description in its prospectus.

On February 13, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or the SAFE Notice 13, which became effective on June 1, 2015. Pursuant to SAFE Notice 13, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals will be required to apply for such foreign exchange registrations, or FDI registration, from qualified banks. The qualified banks, under the supervision of SAFE, will directly examine applications and manage registrations. For any entity that fails to comply with the FDI registration requirements of the SAFE Notice 13, the SAFE would conduct business control over the capital account information system of such entity, and banks would not carry out foreign exchange businesses under the capital account for such entity. After the non-compliant entity submitting the satisfied information and reasons to the SAFE as required, the SAFE would cancel business control. But the entity violating foreign exchange regulations would be subject to administrative punishment according to the SAFE Notice 13.

On March 30, 2015, SAFE issued the Circular on the Reform of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises (“SAFE Circular 19”), which became effective on June 1, 2015, and which abolished the application of SAFE Circular 142, Circular 36 and Circular No. 88 when it becomes effective. Pursuant to SAFE Circular 19, foreign-invested enterprises may either continue to follow the payment-based foreign currency settlement system or elect to follow the “conversion-at-will” of the foreign currency settlement system. Where a foreign-invested enterprise follows the conversion-at-will of the foreign currency settlement system, it may convert any or 100% amount of the foreign currency in its capital account into RMB at any time. The converted RMB will be kept in a designated account known as “Settled but Pending Payment Account,” and if the foreign-invested enterprise needs to make further payment from such designated account, it still needs to provide supporting documents and go through the review process with its bank. In addition, foreign-invested enterprises shall not use its capital and RMB obtained from foreign exchange settlement for purposes within the negative list.

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SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardising the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from this offering, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer to and use in China the net proceeds from this offering, which may adversely affect our business, financial condition and results of operations.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circular 16 or SAFE Circular 19, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our WFOE or with respect to future capital contributions by us to our WFOE. As of the date of this prospectus, our WFOE has completed the process of the FDI registration. However, if our WFOE fail to maintain FDI registration may result in restrictions on the settlement of the foreign exchange of WFOE, and our ability to use the proceeds we expect to receive from this offering and any other offerings and to capitalize or otherwise fund our PRC operations may be negatively affected.

We may not be able to obtain certain treaty benefits on dividends paid by our WFOE to us through our Hong Kong subsidiary.

Under the Enterprise Income Tax Law, dividends generated from retained earnings after January 1, 2008 from a PRC company to a foreign parent company are subject to a withholding tax rate of 10% unless the foreign parent’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, or the Hong Kong Tax Treaty, which became effective on December 8, 2006, as amended, a company incorporated in Hong Kong, such as Eastern HK, will be subject to withholding income tax at a rate of 5% on dividends it receives from its WFOE if it holds a 25% or more interest in that particular WFOE, or 10% if it holds less than a 25% interest in that subsidiary. On October 27, 2009, the SAT promulgated a tax notice or Circular 601, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance, and a beneficial ownership analysis will be used based on a “substance-over-the-form” principle to determine whether or not to grant tax treaty benefits. On June 29, 2012, the SAT issued the Announcement of the State Administration of Taxation regarding Recognition of “Beneficial Owner” under Tax Treaties, or Announcement 30. Then on February 3, 2018, the SAT further issued the Announcement of the State Administration of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties (“Announcement 9”), which repealed Announcement 30, providing that a comprehensive analysis should be made when determining the beneficial owner status based on various factors that are supported by various types of documents. As a result, although our WFOE is wholly owned by Eastern HK, we cannot assure you that we would be entitled to the tax treaty benefits and enjoy the favorable 5% rate applicable under the Hong Kong Tax Treaty on dividends payable by WFOE. If Eastern HK cannot be recognized as the beneficial owner of the dividends to be paid by our WFOE to us, such dividends will be subject to a normal withholding tax of 10% as provided by the Enterprise Income Tax Law.

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Litigation and negative publicity surrounding China-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of our Ordinary Shares and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.

We believe that litigation and negative publicity surrounding companies with operations in China that are listed in the U.S. have negatively impacted stock prices for such companies. Various equity-based research organizations have published reports on China-based companies after examining, among other things, their corporate governance practices, related party transactions, sales practices and financial statements that have led to special investigations and stock suspensions on national exchanges. Any similar scrutiny of us, regardless of its lack of merit, could result in a diversion of management resources and energy, potential costs to defend ourselves against rumours, decreases and volatility in the trading price of our Ordinary Shares, and increased directors and officers’ insurance premiums and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.

The Chinese government may exert influence over the manner in which we conduct our business, which could result in a material change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and, and cause the value of our Ordinary Shares to significantly decline or be worthless.

Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

As such, our business is subject to various government and regulatory policies. We could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. The Company may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. Our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry, which could result in a material change in our operation and the value of our Ordinary Shares.

Furthermore, although we are currently not required to obtain permission from any of the PRC central or local government and has not received any denial to list on the U.S. exchange, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded, which could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our shares to significantly decline or be worthless.

On December 28, 2021, Cybersecurity Review Measures was published by the CAC, National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, State Administration for Market Regulation, State Administration of Radio and Television, China Securities Regulatory Commission, State Secrecy Administration and State Cryptography Administration, effective on February 15, 2022.

According to the provisions of the Cybersecurity Review Measures, the situations that need to be reviewed by the CAC include: (i) the network platform operators who have personal information of more than 1 million users go public abroad; (ii) the procurement of network products and services by key information infrastructure operators affects or may affect national security; (iii) network platform operators carry out data processing activities that affect or may affect national security.

The main business of the Company’s operating entities is to provide domestic and cross-border professional logistics services. As of the date of this prospectus, the customers and clients of the Company’s operating entities are PRC enterprises and institutions rather than individual users, and the Company’s operating entities do not have personal information of more than 1 million users. According to the guidance of our PRC counsel after consulting with CAC, it is confirmed that only companies offering abroad with personal information of more than 1 million users are required to apply for network security review. Therefore, our PRC counsel understands that the Company’s current offering and listing should not belong to the situation that it is necessary to apply for network security review as stipulated in Articles 5 and 7 of the Cybersecurity Review Measures.

As of the date of this prospectus, the Company’s operating entities have not received the notice from the relevant PRC regulatory authorities that the Company and its operating entities are identified as key information infrastructure operators and relevant network facilities and information systems are identified as key information infrastructure, nor have they received the notice from the relevant national or local PRC regulatory authorities that the Company and its operating entities are required to fulfill their network security review obligations, so the Company and its operating entities should not belong to the “key information infrastructure operator” as stipulated in the Regulations on the Security Protection of Key Information Infrastructure . Therefore, our PRC counsel believes that there is no case that the Company and its operating entities should conduct a network security review because of the procurement of network products and services by key information infrastructure operators affects or may affect national security, and there is no need to apply for a network security review because of this situation.

As of the date of this prospectus, the Company and its operating entities have not been notified or recognized as “network platform operators” by any PRC regulatory authorities. According to the definition of “national security” in the National Security Law of People’s Republic of China and the seven national security risk factors listed in Article 10 of the Cybersecurity Review Measures, our PRC counsel believes that the Company and its operating entities are unlikely to affect or may affect the national security situation because of data processing activities, so it is unnecessary to voluntarily apply for the network security review because of this situation.

Because we are a Cayman Islands corporation and all of our business is conducted in the PRC, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.

We are incorporated in the Cayman Islands and conduct our operations primarily in China. All of our assets are located outside of the United States and the proceeds of this offering will primarily be held in banks outside of the United States. In addition, majority of our directors and officers reside in Hong Kong, except for Mr. Lin Tan who is a resident of China and Mr. Yu-yun Tristan Kuo who is a resident of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe we have violated your rights, either under United States federal or state securities laws or otherwise, or if you have a claim against us. If you want to enforce a judgment of the United States in Hong Kong, it must be a final judgment conclusive upon the merits of the claim, for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may not permit you to enforce a judgment against our assets or the assets of our directors and officers. See “Enforceability of Civil Liabilities.”

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It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the authorities in China may establish a regulatory cooperation mechanism with its counterparts of another country or region to monitor and oversee cross-border securities activities, such regulatory cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or “Article 177,” which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Article 177 further provides that Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to foreign agencies without prior consent from the securities regulatory authority of the PRC State Council and the competent departments of the PRC State Council. While detailed interpretation of or implementing rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

The Holding Foreign Companies Accountable Act, or the HFCA Act, and the related regulations are evolving quickly. Further implementations and interpretations of or amendments to the HFCA Act or the related regulations, or a PCOAB’s determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because of our operations in Hong Kong and mainland China. A potential consequence is that our Ordinary Shares may be delisted by the exchange. The delisting of our Ordinary Shares, or the threat of our Ordinary Shares being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct full inspections of our auditor deprives our investors of the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. In accordance with the HFCA Act, trading in securities of any registrant on a national securities exchange or in the over-the-counter trading market in the United States may be prohibited if the PCAOB determines that it cannot inspect or fully investigate the registrant’s auditor for three consecutive years beginning in 2021, and, as a result, an exchange may determine to delist the securities of such registrant. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period before our securities may be prohibited from trading or delisted if our auditor is unable to meet the PCAOB inspection requirement. On December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

On November 5, 2021, the SEC adopted the PCAOB rule to implement HFCA Act, which provides a framework for the PCAOB to determine whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate (the “Commission-Identified Issuers”). A Commission-Identified Issuer will be required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. If a registrant is identified as a Commission-Identified Issuer based on its annual report for the fiscal year ended March 31, 2022, the registrant will be required to comply with the submission or disclosure requirements in its annual report filing covering the fiscal year ended March 31, 2023.

On December 16, 2021, the PCAOB issued its determinations (the “Determination”) that they are unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong. The Determination includes lists of public accounting firms headquartered in mainland China and Hong Kong that the PCAOB is unable to inspect or investigate completely.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China governing inspections and investigations of audit firms based in China and Hong Kong. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

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The enactment of the HFCA Act and related regulations and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could cause investors uncertainty for affected issuers and the market price of our Ordinary Shares could be adversely affected, and we could be delisted if our auditor is unable to meet the PCAOB inspection requirement.

The lack of access to PCAOB inspections prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors. As a result, investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China and Hong Kong makes it more difficult to evaluate the effectiveness of these accounting firm’s audit procedures and quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections.

Our auditor, WWC, P.C., an independent registered public accounting firm that is headquartered in the United States, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts inspections to assess its compliance with the applicable professional standards. Our auditor has been inspected by the PCAOB on a regular basis with the last inspection in 2021 and it is not included in the PCAOB Determinations. However, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit. If it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction or any other reasons, the lack of inspection could cause the trading in our securities to be prohibited under the Holding Foreign Companies Accountable Act, and as a result Nasdaq may delist our securities. If our securities are unable to be listed on another securities exchange, such a delisting would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Ordinary Shares. Further, new laws and regulations or changes in laws and regulations in both the United States and China could affect the listing and trading our Ordinary Shares on Nasdaq, which could materially impair the market for and market price of our securities.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

Substantially all of our revenues from domestic sales and expenditures are denominated in RMB, whereas our reporting currency is the U.S. dollar. As a result, fluctuations in the exchange rate between the U.S. dollar and RMB will affect the relative purchasing power in RMB terms of our U.S. dollar assets and the proceeds from this offering. Our reporting currency is the U.S. dollar while the functional currency for our operating entities is RMB. Gains and losses from the remeasurement of assets and liabilities that are receivable or payable in RMB are included in our consolidated statements of operations. The remeasurement has caused the U.S. dollar value of our results of operations to vary with exchange rate fluctuations, and the U.S. dollar value of our results of operations will continue to vary with exchange rate fluctuations. A fluctuation in the value of RMB relative to the U.S. dollar could reduce our profits from operations and the translated value of our net assets when reported in U.S. dollars in our financial statements. This could have a negative impact on our business, financial condition or results of operations as reported in U.S. dollars. If we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our Ordinary Shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations in currencies relative to the periods in which the earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations.

Any significant appreciation or depreciation of the RMB may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our Ordinary Shares in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from this initial public offering into RMB to pay our operating expenses, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the market price of our Ordinary Shares.

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We might not be able to hedge our positions in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Governmental requirements of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.

The PRC government imposes requirements on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive principally all of our revenues in RMB. Under our current corporate structure, our company in the Cayman Islands will rely on dividend payments from our WFOE to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our WFOE is able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the beneficial owners of our company who are PRC residents. But approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion in the future to change the regulations on foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

We are required under PRC laws and regulations to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our business. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. If we fail to make adequate payments in the future, we may be required to make up the contributions for these plans. In an extreme situation, where we failed to contribute social security premiums in full amount and do not a provide guarantee, the social security premiums collection agency may apply to a Chinese court for seizure, foreclosure or auction of our properties of value equivalent to the amount of social security premiums payable, and the proceeds from auction shall be used for contribution of social security premiums. As of the date of this prospectus, we had not received any notice from the local authorities or court or any claim or request from these employees in this regard. If we are subject to deposit, seizure, foreclosure or auction in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

The filing with the China Securities Regulatory Commission (“CSRC”) is required in connection with this offering under New Overseas Listing Rules, and, if required, we cannot assure you that we will be able to timely make such filing, in which case we may face sanctions by the CSRC or other PRC regulatory agencies for failure to timely file with the CSRC for this offering.

On February 17, 2023, the CSRC released the New Overseas Listing Rules with five interpretive guidelines, which took effect on March 31, 2023. The New Overseas Listing Rules require Chinese domestic enterprises to complete filings with relevant governmental authorities and report related information under certain circumstances, such as an issuer making an application for initial public offering and listing in an overseas market. Pursuant to the New Overseas Listing Rules, domestic companies that seek initial public offering or listing securities overseas, both directly and indirectly, shall file with the CSRC within three working days after the submission of overseas offering/listing application. Furthermore, upon the occurrence of any of the specified material events after an issuer has completed its offering and listed its securities on an overseas stock exchange, the issuer shall submit a report thereof to the CSRC within three working days after the occurrence and public disclosure of the event. The New Overseas Listing Rules stipulate the legal consequences to the companies for breaches. We are subject to the relevant filing procedures of the CSRC in connection with our overseas offerings under the New Overseas Listing Rules, including the public offering pursuant to this registration statement.

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On February 24, 2023, the CSRC, Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China jointly revised the Provisions on Strengthening Confidentiality and Archives Administration in Overseas Issuance and Listing of Securities (the “Confidentiality and Archives Administration Provisions”), which came into effect on March 31, 2023. The Confidentiality and Archives Administration Provisions require that, overseas listed PRC domestic enterprises, as well as those to be listed, shall establish the confidentiality and archives system, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of PRC government agencies to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals.

Given the current PRC regulatory environment, it is uncertain when and whether we and our PRC subsidiaries will receive any comments from CSRC on its filing or may be required to obtain other permissions or approvals from the PRC government to list on U.S. exchanges in the future, and even if and when such permissions or approvals are obtained, whether they will be denied or rescinded. If we or any of our PRC subsidiaries do not receive or maintain such permissions or approvals, inadvertently conclude that such permissions or approvals are not required, or applicable laws, regulations, or interpretations change and we or our subsidiaries are required to obtain such permissions or approvals in the future, it could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our securities to significantly decline or become worthless.

PRC regulations relating to offshore investment activities by PRC residents may limit our WFOE’s ability to increase its registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014, which requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. SAFE Circular 37 is issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75. Thereafter, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015, which amends SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

If our shareholders who are PRC residents or entities do not complete their registration as required, our WFOE may be prohibited from distributing its profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our WFOE.

Our major shareholders who are PRC residents are currently undergoing registration process required under SAFE Circular 37. However, we cannot provide assurance of successful registration. Also, we may not be informed of the identities of all the PRC residents holding direct or indirect interests in our Company, and we cannot provide any assurance that these PRC residents will comply with our request to make or obtain any applicable registrations or continuously comply with all requirements under SAFE Circular 37 or other related rules. Failure or inability of the relevant shareholders and entities to comply with the registration procedures set forth in these regulations may subject us to fines and legal sanctions, such as restrictions on our cross-border investment activities, limitations on our ability to contribute additional capital to our WFOE and WFOE’s ability to distribute dividends and the proceeds from any reduction in capital, share transfer or liquidation to us. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC law for circumventing applicable foreign exchange restrictions. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.

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Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, replacing earlier rules promulgated in March 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the WFOE of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our directors, executive officers and other employees who are PRC citizens or who have resided in the PRC for a continuous period of not less than one year will be subject to these regulations when our Company becomes an overseas listed company upon the completion of this offering. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our WFOE and limit our WFOE’s ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Regulation—Regulations on Stock Incentive Plans.”

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the specified conditions are met.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. See “Taxation—People’s Republic of China Taxation.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” As all of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that we or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then we or such subsidiary could be subject to PRC tax at a rate of 25% on its world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, gains realized on the sale or other disposition of our Ordinary Shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our Ordinary Shares.

In addition to the uncertainty as to the application of the “resident enterprise” classification, we cannot assure you that the PRC government will not amend or revise the taxation laws, rules and regulations to impose stricter tax requirements or higher tax rates. Any of such changes could materially and adversely affect our financial condition and results of operations.

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Regulatory bodies of the United States may be limited in their ability to conduct investigations or inspections of our operations in China.

From time to time, the Company may receive requests from certain U.S. agencies to investigate or inspect the Company’s operations, or to otherwise provide information. While the Company will be compliant with these requests from these regulators, there is no guarantee that such requests will be honoured by those entities who provide products or services to us or with whom we associate, especially those entities located in China. Furthermore, an on-site inspection of our facilities by any of these regulators may be limited or entirely prohibited. Such inspections, though permitted by the Company and its affiliates, are subject to the unpredictability of the Chinese enforcers, and may therefore be impossible to facilitate.

We face uncertainty regarding the PRC tax reporting obligations and consequences for certain indirect transfers of our operating company’s equity interests. Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

The PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of certain taxable assets, including, in particular, equity interests in a PRC resident enterprise, by a non-resident enterprise by promulgating and implementing SAT Circular 59 and Circular 698, which became effective in January 2008, and a Circular 7 in replacement of some of the existing rules in Circular 698, which became effective in February 2015.

Under Circular 698, where a non-resident enterprise conducts an “indirect transfer” by transferring the equity interests of a PRC “resident enterprise” indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, may be subject to PRC enterprise income tax, if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. As a result, gains derived from such indirect transfer may be subject to PRC tax at a rate of up to 10%. Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

In February 2015, the SAT issued Circular 7 to replace the rules relating to indirect transfers in Circular 698. Circular 7 has introduced a new tax regime that is significantly different from that under Circular 698. Circular 7 extends its tax jurisdiction to not only indirect transfers set forth under Circular 698 but also transactions involving transfers of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, Circular 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and has introduced safe harbours for internal group restructurings and the purchase and sale of equity through a public securities market. Circular 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise.

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On October 17, 2017, the SAT promulgated the Bulletin of SAT on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source (“Bulletin 37”), which became effective on December 1, 2017, and Circular 698 was then replaced effective December 1, 2017. Bulletin 37, among other things, simplified procedures of withholding and payment of income tax levied on non-resident enterprises.

We face uncertainties on the reporting and consequences on future private equity financing transactions, share exchange or other transactions involving the transfer of shares in our Company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed, under Circular 59 or Circular 7 and Bulletin 37, and may be required to expend valuable resources to comply with Circular 59, Circular 7 and Bulletin 37 or to establish that we and our non-resident enterprises should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The PRC tax authorities have the discretion under SAT Circular 59, Circular 7 and Bulletin 37 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. Although we currently have no plans to pursue any acquisitions in China or elsewhere in the world, we may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the PRC Enterprise Income Tax Law and if the PRC tax authorities make adjustments to the taxable income of the transactions under SAT Circular 59 or Circular 7 and Bulletin 37, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

In addition, in accordance with the Individual Income Tax Law promulgated by the Standing Committee of NPC, later amended on August 31, 2018 and effective January 1, 2019, where an individual carries out other arrangements without reasonable business purpose and obtains improper tax gains, the tax authorities shall have the right to make tax adjustments based on a reasonable method, and levy additional tax and collect interest if there is a need to levy additional tax after making tax adjustments. As a result, our beneficial owners, who are PRC residents, may be deemed to have carried out other arrangements without reasonable business purpose and obtained improper tax gains for such indirect transfer, and thus be levied tax.

Risks Related to Our Ordinary Shares and This Offering

There has been no public market for our shares prior to this offering, and if an active trading market does not develop you may not be able to resell our shares at or above the price you paid, or at all.

Prior to this public offering, there has been no public market for our Ordinary Shares. We will apply to have our Ordinary Shares listed on NASDAQ. If an active trading market for our Ordinary Shares does not develop after this offering, the market price and liquidity of our Ordinary Shares will be materially adversely affected. The public offering price for our Ordinary Shares will be determined by negotiations between us and the underwriters and may bear little or no relationship to the market price for our Ordinary Shares after the public offering. You may not be able to sell any Ordinary Shares that you purchase in the offering at or above the public offering price. Accordingly, investors should be prepared to face a complete loss of their investment.

Our Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Assuming our Ordinary Shares begin trading on NASDAQ, our Ordinary Shares may be “thinly-traded”, meaning that the number of persons interested in purchasing our Ordinary Shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on the share price. A broad or active public trading market for our Ordinary Shares may not develop or be sustained.

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Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Ordinary Shares may view as beneficial.

We have adopted a dual-class share structure such that our shares consist of Ordinary Shares and Preferred Shares. In respect of matters requiring the votes of shareholders, each Ordinary Share is entitled to one vote and each Preferred Share is entitled to ten (10) votes. The Preferred Shares may be converted into Ordinary Shares by its holder. We will sell Ordinary Shares in this offering.

We have authorized 50,000,000 Preferred Shares and our Chairman and Chief Executive Officer Mr. Albert Wong, beneficially owns all of the 1,000,000 issued and outstanding Preferred Shares. These Preferred Shares will constitute approximately [ ]% of the aggregate voting power of our total issued and outstanding shares immediately upon the completion of this offering, assuming the underwriters do not exercise their over-allotment option and [ ]% of the aggregate voting power of our total issued and outstanding shares immediately upon the completion of this offering, assuming the underwriters exercise their over-allotment option in full.

As a result of this dual-class share structure, the holder of our Preferred Shares will have concentrated control over the outcome of matters put to a vote of shareholders and have significant influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. The holder of Preferred Shares may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the Ordinary Share. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Ordinary Shares may view as beneficial.

Our Chairman and Chief Executive Officer, Albert Wong will be able to control and exert significance influence over our company following this offering, and his interest may be different from or conflict with that of the holders of our Ordinary Shares.

Our Chairman of the board of directors and Chief Executive Officer, Mr. Albert Wong will control more than 50% of the voting power of our Company after the offering. As a major shareholder of the Company, Mr. Wong is and will continue to be able to exert a significant degree of influence or actual control over the elections of our directors, other management and affairs and control matters requiring an approval from a majority of shareholders, including the merger, consolidation or sale of all or substantially all of our assets, and any other significant transaction. Mr. Wong’s interest might not always be aligned with the interests of our other shareholders.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Ordinary Shares, the price of our Ordinary Shares and trading volume could decline.

Any trading market for our Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Ordinary Shares and the trading volume to decline.

The market price for our Ordinary Shares may be volatile.

The trading price of our Ordinary Shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of the broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our Ordinary Shares, regardless of our actual operating performance.

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The market price for our Ordinary Shares may be volatile and subject to wide fluctuations due to factors such as:

●	the perception of U.S. investors and regulators of U.S. listed Chinese companies;

●	actual or anticipated fluctuations in our operating results;

●	changes in financial estimates by securities research analysts;

●	negative publicity, studies or reports;

●	conditions in Chinese logistics related markets;

●	our capability to catch up with the technology innovations in the industry;

●	changes in the economic performance or market valuations of other logistics and related services companies;

●	announcements by us or our competitors of acquisitions, strategic partnerships, joint ventures or capital commitments;

●	addition or departure of key personnel;

●	fluctuations of exchange rates between RMB and the U.S. dollar; and

●	general economic or political conditions in China.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our Ordinary Shares.

Because our initial public offering price is substantially higher than our pro forma net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase Ordinary Shares in this offering, you will pay more for your Ordinary Shares than the amount paid by existing shareholders for their Ordinary Shares on a per Ordinary Share basis. As a result, you will experience immediate and substantial dilution of $[      ] per Ordinary Share, representing the difference between (i) our as adjusted net tangible book value per Ordinary Share of $[       ] as of March 31, 2024, after giving effect to this offering, and (ii) the assumed initial public offering price per share of $[       ] per Ordinary Share. See “Dilution” for a more complete description of how the value of your investment in our Ordinary Shares will be diluted upon the completion of this offering.

Volatility in our Ordinary Share price may subject us to securities litigation.

The market for our Ordinary Shares may have, when compared to seasoned issuers, significant price volatility and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could harm our business.

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In order to raise sufficient funds to enhance operations, we may have to issue additional securities at prices which may result in substantial dilution to our shareholders.

If we raise additional funds through the sale of equity or convertible debt, our current shareholders’ percentage ownership will be reduced. In addition, these transactions may dilute the value of Ordinary Shares outstanding. We may have to issue securities that may have rights, preferences and privileges senior to our Ordinary Shares. We cannot provide assurance that we will be able to raise additional funds on terms acceptable to us, if at all. If future financing is not available or is not available on acceptable terms, we may not be able to fund our future needs, which would have a material adverse effect on our business plans, prospects, results of operations and financial condition.

We are not likely to pay cash dividends in the foreseeable future.

We currently intend to retain any future earnings for use in our operations and expansion of our business. Accordingly, we do not expect to pay any cash dividends in the foreseeable future, but will review this policy as circumstances dictate. Should we determine to pay dividends in the future, our ability to do so will depend upon the receipt of dividends or other payments from WFOE. WFOE may, from time to time, be subject to restrictions on its ability to make distributions to us, including restrictions on the conversion of RMB into U.S. dollars or other hard currency, and other regulatory restrictions.

You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the United States courts.

Our corporate affairs are governed by our Memorandum and Articles of Association and by the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law may be narrower in scope or less developed than they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. In addition, while under Delaware law, controlling shareholders owe fiduciary duties to the companies they control and their minority shareholders, under Cayman Islands law, our controlling shareholders do not owe any such fiduciary duties to our company or to our minority shareholders. Accordingly, our controlling shareholders may exercise their powers as shareholders, including the exercise of voting rights in respect of their shares, in such manner as they think fit.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the register of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our Memorandum and Articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Currently, all of our operations are conducted outside the United States, and substantially all of our assets are located outside the United States. All of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

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We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to file reports on Form 6-K as a foreign private issuer. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

Because we are a foreign private issuer and are exempt from certain NASDAQ corporate governance standards applicable to U.S. issuers, you may have less protection than you would have if we were a domestic issuer.

The Nasdaq Listing Rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to follow home country practice in lieu of the above requirements. The Company currently intends to follow the requirements of the Nasdaq Listing Rules without relying on the exemption provided for foreign private issuers under Marketplace Rule 5615(a)(3). However, we may choose to rely on such exemption to follow certain corporate governance practices of our home country practice in the future. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our Company may decrease as a result. In addition, the Nasdaq Listing Rules also requires U.S. domestic issuers to have a compensation committee of at least two members and each committee member must be an independent director. We, as a foreign private issuer, are not subject to such requirement. The Nasdaq Listing Rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans for certain ordinary share issuances. We intend to comply with the requirements of the Nasdaq Listing Rules in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. However, we may consider following home country practice in lieu of the requirements under the Nasdaq Listing Rules with respect to certain corporate governance standards in the future which may afford less protection to investors.

Although as a foreign private issuer we are exempt from certain corporate governance standards applicable to US domestic issuers, if we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of the Nasdaq Capital Market, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them.

We are seeking to have our securities approved for listing on the Nasdaq Capital Market upon consummation of this offering. We cannot assure you that we will be able to meet those initial listing requirements at that time. Even if our securities are listed on Nasdaq Capital Market, we cannot assure you that our securities will continue to be listed on Nasdaq Capital Market.

In addition, following this offering, in order to maintain our listing on the Nasdaq Capital Market, we will be required to comply with certain rules the Nasdaq Capital Market, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

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If the Nasdaq Capital Market delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our Ordinary Shares is a “penny stock,” which will require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

We will be a “controlled company” as defined under the Nasdaq Stock Market Rules. As a result, we may rely on exemptions from certain corporate governance requirements and holders of our Ordinary Shares may not have the same protections generally available to shareholders of other companies listed on stock exchanges in the United States.

Because more than 50% of the voting power for the election of our directors will be controlled by our Chief Executive Officer and chairman of the board of directors, Mr. Albert Wong following the completion of this offering, we will be a “controlled company” as defined under Rule 5615(c)(1) of the Nasdaq Listing Rules. As a “controlled company”, we qualify for, exemptions from several of Nasdaq’s corporate governance requirements, including requirements that:

●	a majority of the board of directors consist of independent directors;

●	compensation of officers be determined or recommended to the board of directors by a majority of its independent directors or by a compensation committee comprised solely of independent directors; and

●	director nominees be selected or recommended to the board of directors by a majority of its independent directors or by a nominating committee that is composed entirely of independent directors.

We currently do not intend to rely on the corporate governance exemptions available to “controlled companies”, however, we may choose to rely on such exemptions in the future. Accordingly, to the extent that we may choose to rely on one or more of these exemptions, our shareholders would not be afforded the same protections generally as shareholders of other Nasdaq-listed companies as long as Mr. Wong controls more than 50% of the voting power of our Company and our board determines to rely upon one or more of such exemptions.

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

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As an “emerging growth company” under applicable law, we will be subject to reduced disclosure requirements. Such reduced disclosures may make our Ordinary Shares less attractive to investors.

For as long as we remain an “emerging growth company”, as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Because of these reduced regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

If we are classified as a passive foreign investment company, United States taxpayers who own our Ordinary Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

●	At least 75% of our gross income for the year is passive income; or

●	The average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

U.S. taxpayer who holds our Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent year, at least 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

Our board of directors may refuse the registration of the transfer of Ordinary Shares in certain circumstances.

Our board of directors may in their absolute discretion decline to register any transfer of Shares which is not fully paid up or on which the Company has a lien. Our board of directors may also decline to register any transfer of such Ordinary Share unless: (i) the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required; (iv) the Ordinary Share transferred is fully paid and free of any lien in favor of us; (v) any fee related to the transfer has been paid to us; and (vi) the transfer is not more than four joint holders.

If our board of directors refuse to register a transfer, they are required, within three months after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 10 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and our register of members closed at such times and for such periods as our board of directors may, in their absolute discretion, from time to time determine. The registration of transfers, however, may not be suspended, and the register may not be closed, for more than 30 days in any year.

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This, however, will not affect market transactions of the Ordinary Shares purchased by investors in the public offering. Where the Ordinary Shares are listed on a stock exchange, the Ordinary Shares may be transferred without the need for a written instrument of transfer, if the transfer is carried out in accordance with the rules of the stock exchange and other requirements applicable to the Ordinary Shares listed on the stock exchange.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon consummation of this offering, we will incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the NASDAQ Capital Market, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We will incur additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We are obligated to develop and maintain proper and effective internal control over financial reporting. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our Company and, as a result, the value of our Ordinary Shares.

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.

Upon completion of this offering, we will become a public company in the United States subject to Section 404 of the Sarbanes-Oxley Act of 2002 which requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending March 31, 2025. In addition, once we cease to be an “emerging growth company” as such term is defined under the JOBS Act, and if the value of our non-affiliated float of our common stock exceeds certain amounts, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation, testing and any required remediation.

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During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Generally, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets and harm our results of operations. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

If a limited number of participants in this offering purchase a significant percentage of the offering, the effective public float may be smaller than anticipated and the price of our Ordinary Shares may be volatile which could subject us to securities litigation and make it more difficult for you to sell your shares.

As a company conducting a relatively small public offering, we are subject to the risk that a small number of investors will purchase a high percentage of the offering. While the underwriters are required to sell shares in this offering to at least 300 unrestricted round lot shareholders (a round lot shareholder is a shareholder who purchases at least 100 shares) and at least 50% of the minimum required number of round lot holders must each hold unrestricted shares with a minimum market value of $2,500 in order to ensure that we meet the Nasdaq initial listing standards, we have not otherwise imposed any obligations on the underwriters as to the maximum number of shares they may place with individual investors. If, in the course of marketing the offering, the underwriters were to determine that demand for our shares was concentrated in a limited number of investors and such investors determined to hold their shares after the offering rather than trade them in the market, other shareholders could find the trading and price of our shares affected (positively or negatively) by the limited availability of our shares. If this were to happen, investors could find our shares to be more volatile than they might otherwise anticipate. Companies that experience such volatility in their stock price may be more likely to be the subject of securities litigation. In addition, if a large portion of our public float were to be held by a few investors, smaller investors may find it more difficult to sell their shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our goals and strategies;

●	our future business development, financial conditions and results of operations;

●	the expected growth of the logistics marketplace in China;

●	fluctuations in interest rates;

●	our expectations as to increase of customers and clients of our services;

●	our expectations regarding demand for and market acceptance of our services;

43

●	our expectations regarding our relationships with suppliers and vendors;

●	competition in our industry;

●	relevant government policies and regulations relating to our services and industry; and

●	impact of COVID-19 and other pandemic on our business and financial conditions.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulation” and other sections in this prospectus. You should thoroughly read this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. Our industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of our Ordinary Shares. In addition, the rapidly changing nature of the logistics markets results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

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USE OF PROCEEDS

Based upon an initial public offering price of $[   ] per Ordinary Share, we estimate that we will receive net proceeds from this offering, after deducting the estimated underwriting discounts, underwriter non-accountable expense allowance, and the estimated offering expenses payable by us, of $[ ] if the Underwriter does not exercise its over-allotment option, and $[   ] if the Underwriter exercises its over-allotment option in full.

We plan to use the net proceeds of this issue as follows: 1) approximately 20% for development of project logistic business in Southeast Asia; (2) approximately 20% for investment in equipment and machines and other capital expenditure; (3) approximately 10% for development of logistic management system and internal training for employees to improve management and technical skills; (4) approximately 10% for potential acquisition of high quality logistic team or company; and (5) approximately 40% for working capital and other general corporate purposes.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See “Risk Factors—Risks Related to our Ordinary Shares and this Offering and —You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase the price of our Ordinary Shares.”

In utilizing the proceeds of this issue, according to Chinese laws and regulations, we can only provide funds to our Chinese subsidiaries through loans or investment. On the premise of meeting the applicable requirements for government registration and approval, we can provide inter-company loans to our Chinese subsidiary within the statutory limit or provide additional capital contributions to our Chinese subsidiaries to finance their capital expenditure or working capital. We cannot assure you that if we do, we will be able to obtain the government registration or approval in time. See “Risk Factors - Risks Related to Doing Business in China - PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental requirements of currency conversion may restrict or prevent us from using the proceeds of this offering to make loans to our PRC subsidiaries or to make additional capital contributions to our PRC subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business.”

We plan to use approximately $0.8 million out of the proceeds to pay the costs and expenses associated with being a public company. This portion of the offering proceeds will be immediately available to us following the closing of the offering as it will not be remitted to China.

Approximately $[ ] million of the proceeds will be immediately remitted to China following the completion of this offering to fund the registered capital of the WFOE. Except that, in using the proceeds of this offering, we are permitted under PRC laws and regulations as an offshore holding company to provide funding to our WFOE in China only through loans or capital contributions, subject to the approval of government authorities and limit on the amount of capital contributions and loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our WFOE in China or make additional capital contributions to our wholly-foreign-owned subsidiaries to fund its capital expenditures or working capital. For an increase of registered capital of our WFOE, we need to file with MOFCOM or its local counterparts. If we provide funding to our WFOE through loans, the total amount of such loans may not exceed the amount that equals to 2.5 times of the shareholders equity of the borrower. Such loans must be registered with SAFE or its local branches, which usually takes up to 20 working days to complete. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors—Risks Related Doing Business in China—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental requirements of currency conversion may restrict or prevent us from using the proceeds of this offering to make loans to our PRC subsidiaries or to make additional capital contributions to our PRC subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business.”

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DIVIDEND POLICY

We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future.

Our board of directors has complete discretion in deciding whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our WFOE.

Current PRC regulations permit our indirect PRC subsidiaries to pay dividends to Eastern HK only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our subsidiaries in the PRC are required to set aside at least 10% of their respective after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of their respective registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in complying with the administrative requirements necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiary are unable to receive all of the revenues from our operations, we may be unable to pay dividends on our Ordinary Shares.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. Eastern HK may be considered a non-resident enterprise for tax purposes, so that any dividends our WFOE pays to Eastern HK may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%. See “Taxation—People’s Republic of China Enterprise Taxation.”

In order for us to pay dividends to our shareholders, we will rely on payments made by our operating subsidiaries, and the distribution of such payments to Eastern International and Eastern BVI from Eastern HK as dividends from WFOE. If our operating subsidiaries in China incur debt in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement and other applicable PRC laws, the 10% withholding tax rate may be lowered to 5% if the recipient of the relevant dividends qualifies certain necessary requirements, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. The 5% withholding tax rate, however, does not automatically apply and in general, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to any dividends paid by our WFOE to its immediate holding company, Eastern HK. As of the date of this prospectus, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Eastern HK intends to apply for the tax resident certificate if and when WFOE plans to declare and pay dividends to Eastern HK. See “Risk Factors—Risks Relating to Doing Business in China— We rely on dividends and other distributions on equity paid by our WFOE to fund any cash and financing requirements we may have, and any limitation on the ability of our WFOE to make payments to us could have a material adverse effect on our ability to conduct our business.”

46

CAPITALIZATION

The following tables set forth our capitalization as of March 31, 2024:

●	on an actual basis;

●	on an unaudited adjusted basis to reflect the issuance and sale of the Ordinary Shares by us in this offering at the assumed initial public offering price of $[ ] per share, after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us.

The adjustments reflected below are subject to change and are based upon available information and certain assumptions that we believe are reasonable. Total shareholders’ equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this capitalization table in conjunction with “Use of Proceeds,” “Summary Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes appearing elsewhere in this prospectus.

As of March 31, 2024
Stockholders’ Equity	Actual*	As adjusted
(Unaudited)
Ordinary Shares, par value $0.0001 per share, 450,000,000 shares authorized, 10,417,000 shares issued and outstanding on an actual basis*, [ ] shares issued and outstanding on an adjusted basis (assuming [ ] shares to be issued in this offering)	$
Preferred shares, US$0.0001, 50,000,000 shares authorized and 1,000,000 preferred shares issued and outstanding
Additional paid-in capital
Statutory reserves
Retained earnings
Accumulated other comprehensive loss
Total Stockholders’ Equity
Total Capitalization	$

*	Shares and per share data are presented on a retroactive basis to reflect the recapitalization on [ ], 2024.

If the Underwriter’s over-allotment option to purchase additional shares from us was exercised in full, pro forma (i) Ordinary Shares would be [         ] shares, (ii) additional paid-in capital would be $[         ] (iii) total stockholders’ equity would be $[         ]and (iv) total capitalization would be $[         ].

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DILUTION

If you invest in our Ordinary Shares, your interest will be diluted for each Ordinary Share you purchase to the extent of the difference between the initial public offering price per Ordinary Share and our net tangible book value per Ordinary Share after this offering. Dilution results from the fact that the initial public offering price per Ordinary Share is substantially in excess of the net tangible book value per Ordinary Share attributable to the existing shareholders for our presently outstanding Ordinary Shares.

Our net tangible book value as of March 31, 2024, was $[          ], or $[          ], per Ordinary Share. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting the net tangible book value per Ordinary Share (as adjusted for the offering) from the initial public offering price per Ordinary Share and after deducting the underwriting discounts, non-accountable expense allowance and the estimated offering expenses payable by us.

Dilution to New Investors if the Offering Amount is Sold without Exercise of the Over-allotment Option

After giving effect to our sale of [          ] Ordinary Shares offered in this offering based on the assumed initial public offering price of $[          ] per Ordinary Share, after deduction of the underwriting discounts, non-accountable expense allowance and the estimated offering expenses payable by us, our as adjusted net tangible book value as of March 31, 2024, would have been $[          ] million, or $[          ] per outstanding Ordinary Share. This represents an immediate increase in net tangible book value of $[          ] per Ordinary Share to the existing shareholders, and an immediate dilution in net tangible book value of $[          ] per Ordinary Share to investors purchasing Ordinary Shares in this offering. The as adjusted information discussed above is illustrative only.

The following table illustrates this per share dilution:

No Exercise of Over- Allotment Option
Assumed Initial public offering price per Ordinary Share	$
Net tangible book value per Ordinary Share as of March 31, 2024
Increase in net tangible book value per Ordinary Share attributable to payments by new investors
Pro forma net tangible book value per Ordinary Share immediately after this offering
Amount of dilution in net tangible book value per Ordinary Share to new investors in the offering	$

A $1.00 increase (decrease) in the assumed public offering price of $[          ] per Ordinary Share would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by $[          ] million, the pro forma as adjusted net tangible book value per Ordinary Share after giving effect to this offering by $[          ] per Ordinary Share, and the dilution in pro forma as adjusted net tangible book value per Ordinary Share to new investors in this offering by Ordinary Shares $[          ] per Ordinary Share, assuming no change to the number of Ordinary Shares offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts, non-accountable expense allowance, and estimated offering expenses.

The following table sets forth, on an as adjusted basis as of March 31, 2024, the differences between existing shareholders and the new investors with respect to the number of Ordinary Shares purchased from us, the total consideration paid and the average price per Ordinary Share paid before deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses.

	Ordinary Shares purchased			Total consideration			Average price per Ordinary
Over-allotment option not exercised	Number	Percent		Amount	Percent		Share
($ in thousands)
Existing shareholders			%	$		%	$
New investors
Total

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Dilution to New Investors if the Offering Amount is Sold with Full Exercise of the Over-allotment Option

After giving effect to our sale of [       ] Ordinary Shares offered in this offering based on the assumed initial public offering price of $[       ] per Ordinary Share, after deduction of the underwriting discounts, non-accountable expense allowance and the estimated offering expenses payable by us, our as adjusted net tangible book value as of March 31, 2024, would have been $[       ] million, or $[ ] per outstanding Ordinary Share. This represents an immediate increase in net tangible book value of $[       ] per Ordinary Share to the existing shareholders, and an immediate dilution in net tangible book value of $[ ] per Ordinary Share to investors purchasing Ordinary Shares in this offering. The as adjusted information discussed above is illustrative only.

The following table illustrates this per share dilution:

Full Exercise of Over- Allotment Option
Assumed Initial public offering price per Ordinary Share	$
Net tangible book value per Ordinary Share as of March 31, 2024
Increase in net tangible book value per Ordinary Share attributable to payments by new investors
Pro forma net tangible book value per Ordinary Share immediately after this offering
Amount of dilution in net tangible book value per Ordinary Share to new investors in the offering	$

A $1.00 increase (decrease) in the assumed public offering price of $[      ] per Ordinary Share would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by $[      ], the pro forma as adjusted net tangible book value per Ordinary Share after giving effect to this offering by $[       ] per Ordinary Share, and the dilution in pro forma as adjusted net tangible book value per Ordinary Share to new investors in this offering by Ordinary Shares $[       ] per Ordinary Share, assuming no change to the number of Ordinary Shares offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts, non-accountable expense allowance, and estimated offering expenses.

The following table sets forth, on an as adjusted basis as of March 31, 2024, the differences between existing shareholders and the new investors with respect to the number of Ordinary Shares purchased from us, the total consideration paid and the average price per Ordinary Share paid before deducting the underwriting discounts, non-accountable expense allowance, and estimated offering expenses.

	Ordinary Shares purchased			Total consideration			Average price per Ordinary
Over-allotment option exercised in full	Number	Percent		Amount	Percent		Share
($ in thousands)
Existing shareholders			%	$		%	$
New investors
Total

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EXCHANGE RATE INFORMATION

Our business is primarily conducted in China and all of our revenues are received and denominated in RMB. Capital accounts of our condensed financial statements are translated into U. S. dollars from RMB at their historical exchange rates when the capital transactions occurred. Assets and liabilities are translated at the exchange rates as of the balance sheet date. Income and expenditures are translated at the average exchange rate of the period. RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at the rates used in translation.

The Company’s financial information is presented in U.S. dollars. Any transactions which are denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China prevailing at the dates of the transactions, and exchange gains and losses are included in the statements of operations as foreign currency transaction gain or loss. The consolidated financial statements of the Company have been translated into U.S. dollars in accordance with ASC 830, “Foreign Currency Matters”. The financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in stockholder’s equity. Cash flows from the Company’s operations are calculated based upon the local currencies using the average translation rate. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

The exchange rates in effect as of March 31, 2024 and 2023 were RMB1 for $0.1385 and $0.1456, respectively. The average exchange rates for the years ended March 31, 2024 and 2023 were RMB1 for $0.1395 and $0.1460, respectively.

As of July 15, 2024, the exchange rate was RMB 1 to $0.1378.

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ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated in the Cayman Islands in order to enjoy the following benefits:

●	political and economic stability;

●	an effective judicial system;

●	a favourable tax system;

●	the absence of exchange control or currency restrictions; and

●	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

The Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our memorandum and articles of association does not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated. Currently, all of our operations are conducted outside the United States, and substantially all of our assets are located outside the United States. Among our executive officers and directors, Albert Wong, Ching Hei Li, Chung Leung Cheung, Chun Pong (Colman) Chiu and Shiu Wing Joseph Chow are residents of Hong Kong and Lin Tan is a resident of China and they are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. Our independent director Mr. Yu-yun Tristan Kuo is a U.S. citizen and resident. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Ogier, our counsel as to Cayman Islands and Zhonglun Law Firm, our counsel as to PRC law have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

●	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

●	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Cayman Islands

We have been advised by Ogier that there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgements), although the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign judgment, without any re-examination or re-litigation of matters adjudicated upon, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final, (iv) is not in respect of taxes, a fine or a penalty, (v) has not been obtained by fraud; and (vi) is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

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There is uncertainty as to whether the courts of the Cayman Islands would recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Such uncertainty relates to whether a judgment obtained from the United States courts under the civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company or its directors and officers. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the Cayman Islands.

PRC

Zhonglun Law Firm has further advised us that the recognition and enforcement of foreign judgments are subject to compliance with the PRC Civil Procedures Law and relevant civil procedure requirements in the PRC. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments.

It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China. In China, there are significant legal and other obstacles to obtain information needed for investigations or litigation originated outside China or otherwise with respect to foreign entities. Although the authorities in China may establish a regulatory cooperation mechanism with its counterparts of another country or region to monitor and oversee cross-border securities activities, such regulatory cooperation with the securities regulatory authorities may not be efficient in the absence of a practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or “Article 177,” which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. Article 177 further provides that Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to foreign agencies without prior consent from the securities regulatory authority of the State Council and the competent departments of the State Council. While detailed interpretation of or implementing rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

Although in 2017 an intermediate court of Wuhan, Hubei Province recognized and enforced the judgment from a Los Angeles Court, based on reciprocal treatment because a California court recognized and enforced a judgment of Hubei Province, China, in 2009, such recognition and enforcement is case specific and did not set as a binding precedent. There is no guarantee for further recognition and enforcement in the future. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against us in the PRC, if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit.

CFN Lawyers, our counsel as to the laws of Hong Kong, has advised us that there is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty), and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud, (b) the proceedings in which the judgment was obtained were opposed to natural justice, (c) its enforcement or recognition would be contrary to the public policy of Hong Kong, (d) the court of the United States was not jurisdictionally competent, or (e) the judgment was in conflict with a prior Hong Kong judgment.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of U.S. courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any state or territory within the United States.

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CORPORATE HISTORY AND STRUCTURE

Eastern International Ltd. (“Eastern International” or the “Company”) is an exempted company incorporated in the Cayman Islands with limited liability on July 27, 2023 as a holding company. The Company, through its operating subsidiaries in China engages in logistic business and services.

Eastern International Ltd. established its directly wholly owned subsidiary Eastern Industrial Development Ltd., a company incorporated in BVI on August 10, 2023. Eastern Industrial Development Ltd. established its directly wholly owned subsidiary Eastern Group Limited, a Hong Kong company, on September 4, 2023. Eastern Group Limited established Hangzhou TC-Link Logistic Supply Chain Management Co., Ltd. in China on September 27, 2023. Upon our restructure completed on October 16, 2023, Eastern Industrial Development Ltd. owns 100% interest of Suzhou TC-Link Logistics Co., Ltd. Thereafter, we conduct our operations primarily through Suzhou TC-Link Logistics Co., Ltd. and its subsidiaries and branches including Suzhou TC-Link Logistics Co., Ltd. Shenzhen Branch, Yancheng TC-Link Logistics Co., Ltd. Yunnan Dongyuan Dadi International Logistics Co., Ltd., Yunnan Dongyuan Dadi International Logistics Co., Ltd. Mohan Branch, Chongqing Dayuan Logistics Co., Ltd., Wuxi TC-Link Logistics Co., Ltd., Wuxi TC-Link Logistics Co., Ltd. Dongbeitang Branch.

Upon the Reorganization, the Company has subsidiaries in countries and jurisdictions including PRC, Hong Kong. Details of the subsidiaries of the Company are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Eastern BVI	8/10/2023	BVI	100	Holding Company
Eastern HK	9/4/2023	Hong Kong	100	Holding Company
Suzhou TC-Link	1/9/2006	China	100	Logistic Services (Transportation and warehouse subleasing services)
Hangzhou TC-Link	9/27/2023	China	100	Holding Company (WFOE)
Yancheng TC-Link	6/22/2016	China	100	Logistic Services (Transportation and warehouse subleasing services)
Yunnan Dongyuan	11/5/2018	China	100	Transportation services
Chongqing Dayuan	4/30/2020	China	100	Transportation services
Wuxi TC-Link	5/19/2016	China	100	Warehouse subleasing services

The following diagram illustrates our corporate structure, including our subsidiaries and consolidated affiliated entities, as of the date of this prospectus and immediately upon the completion of this offering, assuming no exercise of the over-allotment option by the Underwriter.

For details of each principal shareholder’s ownership, please refer to the beneficial ownership table in the section captioned “Principal Shareholders.”

Corporate Information

Our principal executive offices are located at Suite 901-903, 9th Floor, Building #2, Qianwan Zhigu, Chuanhua Smart CenterScience and Technology City Block, Xiaoshan Economic and Technological Development Zone, Xiaoshan District, Hangzhou, Zhejiang Province, China 311231. Our telephone number at this address is +86 571-8235-6096. Our registered office in the Cayman Islands is located at 3-212 Governors Square, 23 Lime Tree Bay Avenue, P.O. Box 30746, Seven Mile Beach, Grand Cayman KY1-1203, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, NY 10168. Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our website is www.[ ].com. The information contained on our website is not a part of this prospectus.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis of financial condition and results of operations contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. We assume no obligation to update forward-looking statements or the risk factors. You should read the following discussion in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

Overview

Eastern International Ltd. (the “Company” or “we”) is an exempted company incorporated under the laws of the Cayman Islands with limited liability on July 27, 2023 as a holding company. We through our subsidiaries in People’s Republic of China (the “PRC” or “China”) provide logistic services to company and retail clients, including transportation services and warehouse subleasing services. Our transportation services include project logistic, cross border logistic and basic logistic. We are a holding company incorporated in the Cayman Islands. Our Ordinary Shares offered in this prospectus are shares of our Cayman Islands holding company. As a holding company with no material operations of our own, we conduct our business through our operating subsidiaries in China. We own 100% equity interest of all our subsidiaries including the operating subsidiaries in China (collectively, the “PRC operating subsidiaries”) and do not have a VIE structure.

Our PRC operating subsidiaries include Suzhou TC-Link and its subsidiaries. Suzhou TC-Link was established on January 9, 2006 in Jiangsu Province, China.

In connection with its proposed initial public offering, the Company undertook a reorganization of its legal structure (the “Reorganization”). On July 27, 2023, the Company was incorporated in the Cayman Islands with limited liability and an authorized share capital of US$50,000 divided into 450,000,000 Ordinary Shares with a par value of US$0.0001 each and 50,000,000 Preferred Shares with a par value US$0.0001 each. On July 27, 2023, the Company issued 10,000,000 Ordinary Shares to the original shareholders of Suzhou TC-Link Logistics Co., Ltd. (“Suzhou TC-Link”) in exchange for all equity interest of Suzhou TC-Link. On August 10, 2023, Eastern Industrial Development Ltd. (“Eastern BVI”) was incorporated in British Virgin Islands as a wholly owned subsidiary of the Company. On September 4, 2023, Eastern Group Limited (“Eastern HK”) was incorporated in Hong Kong as a wholly owned subsidiary of Eastern BVI. On September 27, 2023, Hangzhou TC-Link Logistics Supply Chain Management Co., Ltd. (“Hangzhou TC-Link” or “WFOE”) was incorporated under the laws of the PRC as a wholly owned subsidiary of Eastern HK. On October 16, 2023, WFOE acquired 100% of the equity interest of Suzhou TC-Link from its shareholders for the Company to newly issue 10,000,000 ordinary shares to such shareholders, after which WFOE owns 100% of the equity interests of the PRC operating subsidiaries. On February 7, 2024, the Company issued 1,000,000 Preferred Shares to the controlling shareholder of the Company. On February 21, 2024, the Company issued 417,000 Ordinary Shares to four investors, including 317,000 Ordinary Shares to third party investors and 100,000 Ordinary Shares to our chief financial officer, in a private placement transaction for aggregated proceeds of $834,000.

After the Reorganization, the Company, together with its wholly-owned subsidiaries, are effectively controlled by the same controlling shareholder before the Reorganization. As such, the Reorganization is considered as a recapitalization of entities under common control. The Company has retroactively restated all shares and per share data for all the periods presented.

In accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805-50-25, the Reorganization has been accounted for as a recapitalization among entities under common control since the same shareholder controlled all these entities prior to and after the Reorganization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. The results of operations for the period presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period. By eliminating the effects of intra-entity transactions in determining the results of operations for the period before the Reorganization, those results will be substantially the same as the results of operations for the period after the date of Reorganization.

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We, through Suzhou TC-Link, provide domestic and cross-border professional logistic services including project logistic and general logistic for company clients. Suzhou TC-Link was established on January 9, 2006 in Jiangsu Province, China. Suzhou TC-Link has obtained the internationally recognized IS09001 certificate of high-quality service (2015 standard), and it has 4 wholly owned subsidiaries, 4 warehouses/logistic centers and 3 branch offices of its subsidiaries in China. Suzhou TC-Link was rated as a key logistics enterprise in Jiangsu Province by Industry and Information Technology Department of Jiangsu in 2018, an AAA-level credit enterprise and a Class A contractor qualification for large power products transportation by China Water Resources and Electric Power Association On Physical Distribution in 2021 and 2023, respectively, and an AAA-level logistics enterprise by China Federation of Logistics & Purchasing in 2023. Suzhou TC-Link and Yancheng TC-Link have the road transportation permits from transportation bureau for large-size items/cargo transportation and Suzhou TC-Link’s business license also includes non-vessel operating common carrier business. Suzhou TC-Link’s operating network covers key cities in mainland China, Hong Kong, Southeast Asia and Central Asia. Suzhou TC-Link has an independently developed enterprise resource planning (ERP) management system.

Our project logistic services mainly include construction project logistics and special cargo logistics for large or precision equipment. Construction project logistics range from certain stage or entire process of construction projects. including purchase, packaging, storage, loading and unloading, transportation, fixation, installation of the equipment and machinery for construction as well as other related logistic services. We primarily provide our logistic solution services for new energy projects (including wind power turbine, photovoltaic, renewable energy storage, etc.), chemical equipment, engineering and infrastructure construction projects (including roads and bridges, tunnel construction). Special cargo logistics for large or precision equipment refer to logistic services to the manufacturers or purchasers of special and customized large and/or precision equipment, such as stamping machines, lathe, aircraft engines, and others. We study the operations of our clients, analyze their logistics needs and provide them with specific solutions which will improve the cost efficiency and achieve higher services’ quality). We have provided logistic services in China for wind power turbine projects which were exported to countries including Vietnam, UAE, Australia, South Africa and Chile.

Our general logistic services refer to the transportation, warehousing, loading and unloading, and distribution of ordinary products. For instance, we provide logistic services for the household appliances manufacturers including the transportation of goods from manufacturing factories to warehouses, and to distributors’ warehouses nationwide according to customers’ instructions. Delivery can be made in whole truckload or less-than truckload. we have built a network with subsidiaries and offices in Suzhou, Wuxi, Yancheng, Chengdu, Chongqing, Guangzhou, Shenzhen, Kunming, Mohan covering most of major cities and areas in China.

The Company has started its cross-border logistic services since 2019, mainly focus on inland transportation and railway transportation between Mainland China and Southeast Asia countries for cargoes, such as bulk commodities, electronic products, tires, new energy equipment and other machineries. For example, we completed transportation from Laos to China of 707 units of 40ft containers, 914 units of 20ft containers and 244 units of open top containers for rubber, iron ore, barley and Cassava starch in 2022. We also provided service for the shipment of washing machines through China-Europe Railway Express to Europe.

The Company owns 20 trucks and has cooperative relationships with other owners and drivers for over 2,000 trucks for domestic long-distance transportation and less than carload goods. When we receive orders and projects, we make inquires to these drivers/owners and ask them to provide a fee estimate for the job. If they provide reasonable price or their prices are less than costs for which we use our own trucks, we will engage these drivers to undertake the transportation. We will provide them with time and location to load the goods and provide name, contact information and license plate of the driver and truck to our clients. After the delivery is completed, we will collect payment from the clients and pay such drivers directly. The Company has 4 warehouses/logistic centers and has long term leases for warehouses and storage space for over 30,000 square meters. As a part of the logistic services, the Company also provides warehouse subleasing services.

After years of development, we have built our strengths in logistics technology and service models, as well as a stable, professional and talented core business team. We have provided logistics services to large corporate clients, mostly industry leaders from different areas, such as renewable energy, household appliances and construction industry, and we believe our relationship with these clients are stable and renewable based on our competitive strengths and track record.

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Key Financial Performance Indicators

To assess the performance of our business, we consider a variety of financial and operating measures. The key financial performance indicators we use include revenues, gross profit and gross margin, operating expenses, and income (loss) from operations. Our review of these indicators reveals the results of our business performance and provides timely and meaningful feedbacks to key operating decisions and allow our business to respond promptly to competitive market conditions and different demands and preferences from our customers. The key measures that we use to evaluate the performance of our business are set forth below and are discussed in greater details under “Results of Operations”.

Revenues

Our revenues are derived from transportation services and warehouse subleasing services provided to our customers. Our revenues are affected by the regional and global economic and social conditions, as well as our ability to promptly respond to changes in demand for our services in a particular region or industry. Furthermore, our revenues are also impacted by our ability to attract more customers to use our services and increase our market share.

Gross Profit and Gross Margin

Gross profit is calculated as the difference between revenues and cost of revenues. Gross margin is gross profit divided by revenues. Gross profit and gross margin are measures used by our management to evaluate the profitability of services we provided to our customers as well as how well our business strategy is executed and performed. Our gross profit and gross margin are impacted by many internal and external factors, such as market condition that affects our bargain power, our ability of effective cost control, overall Chinese and global economy.

Operating Expenses

Our operating expenses consist of selling expenses and general and administrative expenses.

Our selling expenses primarily include salaries and benefits for our sales personnel, travelling, entertainment and insurance expenses. We expect that our overall selling expenses to increase in the foreseeable future if our business further grows.

Our general and administrative expenses primarily include employee salaries and benefits, depreciation, office lease expenses, travelling and entertainment expenses, legal and consulting fees, insurance and other miscellaneous administrative expenses. We expect our general and administrative expenses to increase in the foreseeable future, as we plan to hire additional personnel and incur additional expenses in connection with the expansion of our business operations.

Income from Operations

Income from operations is calculated as gross profit minus operating expenses. Income from operations excludes interest income, interest expenses, foreign exchange transaction gain (loss), other income (expenses) and income tax expenses. We use income from operations as an indicator of the productivity of our business and our ability to manage expenses.

Results of Operations

This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any period are not necessarily indicative of our future trends.

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For the Years Ended March 31, 2024 and 2023

The following table summarizes the results of our operations for the years ended March 31, 2024 and 2023, respectively, and provides information regarding the dollar and percentage increase during such periods.

	For the Years Ended March 31,		Variance
	2024	2023	Amount	%

Revenues	$40,443,629	$24,161,654	$16,281,975	67.4%
Cost of revenues	(35,424,962)	(20,680,953)	(14,744,009)	71.3%
Gross profit	5,018,667	3,480,701	1,537,966	44.2%
Gross Margin	12.4%	14.4%
Operating expenses
Selling expenses	(712,338)	(469,723)	(242,615)	51.7%
General and administrative expenses	(2,871,937)	(2,216,136)	(655,801)	29.6%
Total operating expenses	(3,584,275)	(2,685,859)	(898,416)	33.4%
Income from operations	1,434,392	794,842	639,550	80.5%
Interest income	2,644	5,276	(2,632)	(49.9)%
Interest expenses	(97,552)	(22,127)	(75,425)	340.9%
Foreign exchange transaction gain	19,600	55,219	(35,619)	(64.5)%
Gain on disposal of property and equipment	5,562	161,663	(156,101)	(96.6)%
Government subsidies	27,202	248,399	(221,197)	(89.0)%
Insurance indemnity	128,442	251,597	(123,155)	(48.9)%
Other income, net	15,199	25,742	(10,543)	(41.0)%
Income before income taxes	1,535,489	1,520,611	14,878	1.0%
Income tax expenses	(451,789)	(331,687)	(120,102)	36.2%
Net income	$1,083,700	$1,188,924	$(105,224)	(8.9)%

Revenues

We generated our revenue primarily from providing (i) transportation services and (ii) warehouse storage services to our customers. Total revenues for the year ended March 31, 2024 increased by $16,281,975, or 67.4%, to $40,443,629 from $24,161,654 for the year ended March 31, 2023. This increase was primarily contributed by the growth in our project logistic business.

	For the Years Ended March 31,		Variance
	2024	2023	Amount	%
Revenues from
transportation services	$37,578,532	$21,085,046	$16,493,486	78.2%
warehouse subleasing services	2,865,097	3,076,608	(211,511)	(6.9)%
Total Revenues	$40,443,629	$24,161,654	$16,281,975	67.4%

Transportation services

Our revenues from transportation services increased significantly by $16,493,486 or 78.2% from $21,085,046 for the year ended March 31, 2023 to $37,578,532 for the year ended March 31, 2024. Our transportation services are composed of project logistic (including cross border logistic) and general logistic. Project logistic aims to ship oversized cargo, and the entire transport process is more complicated with more uncertainties when compared to general logistic. In fiscal year 2023, our project logistic business was severely impacted by the travel restrictions and lockdowns imposed by local governments in the PRC to contain the spread of Omicron Variant of COVID-19. However, since December 2022, the Chinese government has loosened its control policy and no longer imposes lockdown measures, and we were able to gradually resume our project logistic business since then and also received project logistic orders from new customers. As a result, we have completed 2,947 orders for project logistics in fiscal year 2024, as compared to only 818 orders in fiscal year 2023. Hence, our revenues from project logistic increased by $17,022,285 from $6,415,783 for the year ended March 31, 2023 to $23,438,068 for the year ended March 31, 2024. However, our revenues from general logistic slightly decreased by $528,799 or 3.6% from $14,669,263 for the year ended March 31, 2023, to $14,140,464 for the year ended March 31, 2024. The decrease was primarily attributable to the depreciation of RMB against U.S. dollar. The average exchange rates for the fiscal years ended March 31, 2024 and 2023, were RMB1 to $0.1395 and RMB1 to $0.1460, respectively, representing a decrease of 4.40%.

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Warehouse subleasing services

Our revenues from warehouse subleasing services slightly decreased by $211,511 or 6.9% from $3,076,608 for the year ended March 31, 2023 to $2,865,097 for the year ended March 31, 2024. In fiscal year 2024, a few customers didn’t renew their leases of warehouse spaces with us upon the expiration due to the general economic downturn in China.

Cost of revenues

Our cost of revenues for transportation services mainly consisted of outsourced shipping services, fuel, salaries paid to drivers, depreciation, fleet maintenance, tolls and customs fees. Cost of revenues for warehouse storage services mainly consisted of lease expenses of warehouse buildings, utilities, maintenance, fuel and warehouse handling fees. The following table sets forth the breakdown of our cost of revenues by category for the years ended March 31, 2024 and 2023, respectively.

	For the Years Ended March 31,		Variance
	2024	2023	Amount	%
Cost of revenues for
transportation services	$32,997,049	$18,569,743	$14,427,306	77.7%
warehouse subleasing services	2,427,913	2,111,210	316,703	15.0%
Total cost of revenues	$35,424,962	$20,680,953	$14,744,009	71.3%

Cost of revenues increased by $14,744,009 or 71.3% from $20,680,953 for the year ended March 31, 2023 to $35,424,962 for the year ended March 31, 2024. Overall, the change is in line with increase of revenues.

Our cost of transportation services increased by $14,427,306 or 77.7% from $18,569,743 for the year ended March 31, 2023 to $32,997,049 for the year ended March 31, 2024. The increase was driven by the increase in cost incurred for our project logistic business, as we completed more orders for project logistic in fiscal year 2024 as compared with fiscal year 2023, as discussed above.

Our cost of warehouse storage services increased by $316,703 or 15.0% from $2,111,210 for the year ended March 31, 2023 to $2,427,913 for the year ended March 31, 2024. The increase was mainly because we had early termination for the use of two leases for warehouse spaces in fiscal year 2024 due to the lack of customers’ renewals and incurred extra penalties for the early termination.

Gross profit

The following table sets forth the breakdown of our gross profit and gross margin by category for the years ended March 31, 2024 and 2023, respectively.

	For the Years Ended March 31,
	2024		2023		Variance
	Gross Profit	Gross Margin	Gross Profit	Gross Margin	Gross Profit	Gross Margin
Gross profit of						(pp)
transportation services	$4,581,483	12.2%	$2,515,303	11.9%	$2,066,180	0.3
warehouse subleasing services	437,184	15.3%	965,398	31.4%	(528,214)	(16.1)
Total	$5,018,667	12.4%	$3,480,701	14.4%	$1,537,966	(2.0)

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Our gross profit increased by $1,537,966 from $3,480,701 for the year ended March 31, 2023 to $5,018,667 for the year ended March 31, 2024. However, our gross margin decreased by 2% from 14.4% for the year ended March 31, 2023 to 12.4% for the year ended March 31, 2024.

Gross profit for transportation services was $4,581,483 for the year ended March 31, 2024, which increased by $2,066,180 as compared to fiscal year 2023, which was mainly driven by the increase in revenues. Gross margin was 12.2% for the year ended March 31, 2024, which generally remained in line with that of 11.9% for fiscal year 2023.

Gross profit for warehouse storage services was $437,184 for the year ended March 31, 2024, which decreased by $528,214 as compared to fiscal year 2023. In addition, gross margin was 15.3% for the year ended March 31, 2023, which decreased by 16.1% as compared to fiscal year 2023. The decrease in gross margin was mainly because a few customers didn’t renew their leases upon expiration in fiscal year 2024, and we incurred penalties for early termination of two warehouse spaces.

Operating Expenses

The following table sets forth the breakdown of our operating expenses for the years ended March 31, 2024 and 2023:

	For the years ended March 31,
	2024		2023		Variance
	Amount	As a percentage of revenue	Amount	As a percentage of revenue	Amount	%

Revenues	$40,443,629	100.0%	$24,161,654	100.0%	$16,281,975	67.4%

Operating expenses
Selling expenses	712,338	1.8%	469,723	1.9%	242,615	51.7%
General and administrative expenses	2,871,937	7.1%	2,216,136	9.2%	655,801	29.6%
Total operating expenses	$3,584,275	8.9%	$2,685,859	11.1%	$898,416	33.4%

Selling expenses

Our selling expense increased by $242,615 or 51.7% from $469,723 for the year ended March 31, 2023 to $712,338 for the year ended March 31, 2024. As a percentage of revenues, our selling expenses accounted for 1.8% and 1.9% of our total revenues for the years ended March 31, 2024 and 2023, respectively. The increase in selling expenses was mainly due to (i) $51,530 increase in salaries paid to our sales force, (ii) $61,192 increase in travelling expenses incurred by our sales personnel, and (iii) $67,453 increase in entertainment expenses. The increase in these three items is a result of the growth in our project logistic business in fiscal year 2024 as compared to fiscal year 2023.

General and administrative expenses

Our general and administrative expenses increased by $655,801 or 29.6% from $2,216,136 for the year ended March 31, 2023 to $2,871,937 for the year ended March 31, 2024. As a percentage of revenues, general and administrative expenses accounted for 7.1% and 9.2% of revenues for the years ended March 31, 2024 and 2023, respectively. The increase was mainly contributed by (i) $211,933 increase in salaries and benefits, as we hired more operational and supporting personnel in fiscal year 2024 due to growth in business; (ii) $233,103 increase in professional service expenses, as we hired a new independent accountant in fiscal year 2024 to audit our consolidated financial statements to be used in our registration statements for our intended initial public offering; and (iii) $144,543 increase in provision for expected credit losses, as we have incorporated more unpredictability based on our ongoing credit evaluation in forecasting expected credit losses of our financial assets as of March 31, 2024 when compared to that of 2023.

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Interest expenses

Interest expenses increased significantly by 340.9% from $22,127 for the year ended March 31, 2023 to $97,552 for the year ended March 31, 2024. As our business grows, our PRC operating subsidiaries have made more short-term borrowings from financial institutions in the PRC during the year ended March 31, 2024 for working capital use. These short-term borrowings had terms ranging from one to five months, and interest rates ranging from 7.92% to 14.4% per annum. The majority of these borrowings had been repaid by March 31, 2024.

Gain on disposal of property and equipment

Our gain from disposal of property and equipment decreased from $161,663 for the year ended March 31, 2023 to $5,562 for the year ended March 31, 2024. In fiscal year 2023, as we received less orders for project logistics due to COVID-19 and the travel restrictions in China, we sold several vehicles which were previously used in transportation of wind turbines, which generated extraordinary gain in that year. Since we resumed our project logistic business in fiscal year 2024, we reduced disposal of property and equipment.

Government subsidies

Our income from government subsidies decreased from $248,399 for the year ended March 31, 2023 to $27,202 for the year ended March 31, 2024. These subsidies are from local government of Pu’Er City, Yunnan province to reimburse the Company’s railway costs incurred in transporting the city’s local produces, including timber, coffee beans, tea and sugar. Such subsidies were unconditional, non-recurring and discretionary. In fiscal year 2024, the city has reduced such subsidies.

Insurance indemnity

Our insurance indemnity received from insurance companies has decreased from $251,597 for the year ended March 31, 2023 to $128,442 for the year ended March 31, 2024. In fiscal year 2024, we have increased safety awareness of our employees by providing trainings and enhancing controls during the transportation processes. As a result, we had less losses/damages within our transportations in fiscal year 2024, despite that our business has grown.

Income tax expenses

Our income tax expenses were $451,789 and $331,687 for the year ended March 31, 2024 and 2023, respectively, which were mainly resulted from income before tax in amounts of $1,535,489 and $1,520,611 for the years ended March 31, 2024 and 2023, respectively. We were subject to income taxes on entity basis on income derived from the location in which each entity is domiciled.

The Company is incorporated in the Cayman Islands as an exempted company and is not subject to tax on income or capital gain under the laws of the Cayman Islands.

Eastern BVI is incorporated in the British Virgin Islands as a holding company and is currently exempted from income and corporate tax under the current laws of British Virgin Islands. In addition, the British Virgin Islands does not levy capital gains tax on it.

Eastern HK is incorporated in Hong Kong as a holding company with no activities. Under Hong Kong’s two-tier tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits will be taxed at 8.25%, and the profits above HKD 2 million will be taxed at 16.5%. Eastern HK is not subject to income tax for the years ended March 31, 2024 and 2023 as it had no operating activities during these years.

Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Investment Enterprises (“FIE”) are usually subject to a unified 25% income tax rate while preferential tax rates, tax holidays and certain tax exemptions may be granted on case-by-case basis.

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According to the Circular on the Implementation of the Positive Policy on Inclusive Tax Relief for Small and Micro Enterprises (Cai Shui (2019) No. 13), as enacted by Ministry of Finance and State Taxation Administration of the PRC, an enterprise is recognized as a small-scale and low-profit enterprise if all of the followings are met (i) its taxable income does not exceed RMB3 million; (ii) total number of its employees does not exceed 300; and (iii) amount of its total assets does not exceed RMB50 million. A small-scale and low-profit enterprise receives a tax preference including a preferential tax rate of 5% on its taxable income below RMB1 million and another preferential tax rate of 10% on its taxable income between RMB1 million and RMB3 million. This policy was originally effective since January 1, 2019 until December 31, 2021. Subsequently, Ministry of Finance and State Taxation Administration of the PRC have made supplements to this policy on March 14, 2022, March 26, 2023 and August 6, 2023, respectively, which have stated that since January 1, 2022, if an entity is identified as a small-scale and low-profit enterprise based on the above rules, it is entitled to a preferential tax rate of 5% on its taxable income, and such tax relief has been extended to December 31, 2027 at the same time. As a result, for the year ended March 31, 2023, Wuxi TC-Link, Yancheng TC-Link, Yunnan Dongyuan and Chongqing Dayuan are qualified for small and low-profit enterprises with an income tax rate of 5%; and for the year ended March 31, 2024, Wuxi TC-Link, Yunnan Dongyuan and Chongqing Dayuan are qualified for small and low-profit enterprises with an income tax rate of 5%.

Our effective income tax rate was 29.4% and 21.8% for the years ended March 31, 2024 and 2023, respectively. The increase in our effective income tax rate was primarily due to the increase in entertainment expenses in fiscal year 2024, which caused non-deductible expenses (a permanent difference) to increase.

Net income

As a result of the foregoing, we reported a net income of $1,083,700 and $1,188,924 for the years ended March 31, 2024 and 2023, respectively.

Liquidity and Capital Resources

We are a holding company incorporated in the Cayman Islands. We conduct our operations primarily through our fully owned subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by the subsidiaries. If our PRC subsidiaries incur debt on their behalf in the future, the instruments governing their debt may restrict their ability to pay dividends ultimately to us. In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, our PRC subsidiaries are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capitals. The statutory reserve funds are not distributable as cash dividends. As of March 31, 2024 and 2023, the balances of the required statutory reserves were $675,027 and $610,984, respectively. Additionally, the paid-in capitals of our PRC subsidiaries are also considered as restricted. Accordingly, as of March 31, 2024 and 2023, total restricted net assets amounted to $8,715,157 and $7,809,027, respectively.

As of March 31, 2024, we had cash of $2,170,459, notes receivable of $1,606,260 and accounts receivable of $12,814,385. Our notes receivable and accounts receivable as of March 31, 2024 had been substantially collected as of the date of this prospectus. Our current assets were approximately $18.6 million as of March 31, 2024, and our current liabilities were approximately $11.0 million as of March 31, 2024. Accordingly, our working capital as of March 31, 2024 was about $7.6 million.

We have historically funded our working capital needs from our operation activities, capital contributions from shareholders, borrowings from financial institutions and related parties. Our working capital requirements are influenced by the level of our operations, our ability to manage accounts receivable collection and payments to suppliers.

As of March 31, 2024, $1,483,672 of our cash were held by our PRC operating subsidiaries with banks and financial institutions inside China. Substantially all of our operations are conducted in China and all of our revenues and expenses are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with applicable supporting documentation. These currency exchange regulations may restrict the ability of our PRC subsidiaries to transfer their net assets to us through loans, advances or cash dividends. Furthermore, as an offshore holding company with PRC entities, we may only transfer funds to or finance our PRC operating entities by means of loans or capital contributions. Any capital contributions or loans that we make to our PRC operating entities, including from the proceeds of this offering, are subject to PRC regulations and approvals.

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On a recurring basis, the primary future cash needs of the Company will be focused on operating activities, working capital, capital expenditures, investment, regulatory and compliance costs. We believe that our existing resources, including cash generated from operations, will be sufficient to meet our working capital requirement for our current operations over the next twelve months. In order to fully implement its business plan and sustain continued growth, the Company may also need to raise capital from outside investors.

The following table sets forth summary of our cash flows for the years ended March 31, 2024 and 2023, respectively.

	For the years ended
	March 31,
	2024	2023

Net cash used in operating activities	$(629,761)	$(500,096)
Net cash provided by investing activities	44,248	1,072,513
Net cash provided by (used in) financing activities	1,848,254	(991,339)
Effect of exchange rate changes on cash	(55,378)	(114,116)
Net increase (decrease) in cash	1,207,363	(533,038)
Cash, beginning of the year	963,096	1,496,134
Cash, end of the year	$2,170,459	$963,096

Operating Activities

Net cash used in operating activities was $629,761 and $500,096 for the years ended March 31, 2024 and 2023, respectively.

For the year ended March 31, 2024, our net cash used in operating activities was $629,761, which was primarily resulted from (i) increase in accounts receivable by $2,659,755; and (ii) increase in notes receivable by $954,131, both are because our revenues have increased significantly in fiscal year 2024 as compared to the fiscal year 2023; while partially offset by (i) net income of $1,083,700; and (ii) increase in accounts payable by $1,566,498, as our purchases have increased significantly in fiscal year 2024 due to the growth of our business.

For the year ended March 31, 2023, our net cash used in operating activities was $500,096, which was primarily resulted from increase in accounts receivable by $3,241,360, because our customers had slowed down their payments due to the impact of Covid-19 pandemic on the overall economy in China in fiscal year 2023; while partially offset by (i) net income of $1,188,924; (ii) increase in accounts payable by $774,442, as we slowed down our payments to suppliers in response to the slow-down of our collections from customers; and (iii) decrease in notes receivable by $475,673 as our revenue decreased in fiscal year 2023.

Investing Activities

Net cash provided by investing activities was $44,248 for the year ended March 31, 2024, which was primarily provided by $51,681 proceeds received in disposal of property and equipment.

Net cash provided by investing activities was $1,072,513 for the year ended March 31, 2023, which was primarily provided by (i) redemption of short-term investment of $1,173,629; and (ii) proceeds from disposal of property and equipment of $203,517; while offset by cash used in purchase of short-term investment of $291,903.

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Financing Activities

Net cash provided by financing activities was $1,848,254 for the year ended March 31, 2024, which was primarily resulted from (i) $4,463,451 proceeds received from bank and other borrowings; and (ii) $834,000 capital contribution from four investors in a private placement; while partially offset by (i) $3,012,373 repayment of bank and other borrowings; and (ii) $402,097 expenses paid for initial public offering.

Net cash used in financing activities was $991,339 for the year ended March 31, 2023, which was primarily resulted from (i) cash used in repayment of bank and other borrowings of $954,765; (ii) cash used in repayment of borrowings from related parties of $556,640; and (iii) cash paid for initial public offering of $63,739; while offset by proceeds received from bank and other borrowings of $583,805.

Impact of COVID-19

Beginning in late 2019, there was an outbreak of COVID-19 (coronavirus) which has spread quickly to many parts in China, the U.S. and globally. In March 2020, the World Health Organization declared the COVID-19 as a pandemic. With an aim to contain the COVID-19 outbreak, the Chinese government imposed various strict measures across the country including, but not limited to, travel restrictions, mandatory quarantine requirements, and postponed resumption of business operations after the Chinese New Year holiday in 2020. Starting from March 2020, businesses in China began to reopen, and the interruptions to businesses were gradually removed.

However, since January 2022, there have been outbreaks of Omicron variant in major cities in China, and local governments have imposed new quarantine requirements such as travel restrictions and temporary closure of office buildings and facilities. Consequently, the Company’s operations in China were severely impacted by such measures. Especially in April 2022, several on-going project logistic transportations had been suspended due to nationwide travel restrictions. As a result, the Company’s revenue for the year ended March 31, 2023 has decreased by approximately $2.3 million or 8.8% when compared to the year ended March 31, 2022.

In December 2022, the Chinese government loosened its control policy and no longer imposes lockdown measures, and our operations in China were gradually back to normal. As a result, our revenues for the year ended March 31, 2024 have increased significantly by 67.4% or $16.3 million as compared to the year ended March 31, 2023, as we have resumed our normal project logistic business. We will continue to closely monitor the situation going forward.

Because of the uncertainty surrounding the COVID-19 outbreak, the business disruption and the financial impact related to the outbreak of and response to the coronavirus cannot be reasonably estimated at this time.

Off-balance Sheet Commitments and Arrangements

We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

Critical Accounting Policies

We prepare our financial statements in accordance with generally accepted accounting principles of the United States (“GAAP”). GAAP represents a comprehensive set of accounting and disclosure rules and requirements. The preparation of our financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Our actual results could differ from those estimates. We use historical data to assist in the forecast of our future results. Deviations from our projections are addressed when our financials are reviewed on a monthly basis. This allows us to be proactive in our approach to managing our business. It also allows us to rely on proven data rather than having to make assumptions regarding our estimates.

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include the following: (i) revenue recognition; and (ii) leases.

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Revenue recognition

The Company generates revenues from (i) provision of transportation services and (ii) warehouse subleasing services. The Company accounts for recognition of revenues from provision of transportation services under Accounting Standards Codification 606 “Revenue from Contracts with Customers” (“ASC 606”).

The five-step model defined by ASC 606 requires the Company to (1) identify its contracts with customers, (2) identify its performance obligations under those contracts, (3) determine the transaction prices of those contracts, (4) allocate the transaction prices to its performance obligations in those contracts, and (5) recognize revenue when each performance obligation under those contracts is satisfied.

A contract contains a promise (or promises) to transfer goods or services to a customer. A performance obligation is a promise (or a group of promises) that is distinct. The transaction price is the amount of consideration a company expects to be entitled from a customer in exchange for providing the goods or services.

The unit of account for revenue recognition is a performance obligation (a good or service). A contract may contain one or more performance obligations. Performance obligations are accounted for separately if they are distinct. A good or service is distinct if the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer, and the good or service is distinct in the context of the contract. Otherwise, performance obligations are combined with other promised goods or services until the Company identifies a bundle of goods or services that is distinct. Promises in contracts which do not result in the transfer of a good or service are not performance obligations, as well as those promises that are administrative in nature, or are immaterial in the context of the contract. The Company has addressed whether various goods and services promised to the customer represent distinct performance obligations. The Company applied the guidance of ASC Topic 606-10-25-16 through 18 in order to verify which promises should be assessed for classification as distinct performance obligations.

The transaction price is allocated to each performance obligation in the contract on the basis of the relative stand-alone selling prices of the promised goods or services. The individual standalone selling price of a good or service that has not previously been sold on a stand-alone basis, or has a highly variable selling price, is determined based on the residual portion of the transaction price after allocating the transaction price to goods and/or services with an observable stand-alone selling price. A discount or variable consideration is allocated to one or more, but not all, of the performance obligations if it relates specifically to those performance obligations.

Transaction price is the amount of consideration in the contract to which the Company expects to be entitled in exchange for transferring the promised goods or services. The transaction price may be fixed or variable and is adjusted for the time value of money if the contract includes a significant financing component. Consideration payable to a customer is deducted from the transaction price if the Company does not receive a separate identifiable benefit from the customer. When consideration is variable, if applicable, the estimated amount is included in the transaction price to the extent that it is highly probable that a significant reversal of the cumulative revenue will not occur when the uncertainty associated with the variable consideration is resolved. Revenue is reported net of value added tax (“VAT”) and the Company does not offer any credits or discounts, rebates, price concessions or other similar privileges to customers. Due to the nature of services, the Company does not permit refund to customers.

The core principle underlying ASC 606 is that the Company will recognize revenue to represent the transfer of goods to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This will require the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer.

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The Company enters into a distinct contract with its customers for the provision of transportation services. Under each contract, the Company is committed to transport the customer’s goods, cargos or project components from one point to another as designated by the customer.

The Company’s work generally includes planning, loading, shipping, unloading, and performing safety checks during the entire process. The Company is also responsible for purchasing insurances to cover the entire transportation process. In applying ASC 606-10-25-21 (a), all these above series of tasks are interrelated and are not separable or distinct as the Company’s customers cannot benefit from any standalone task and they are indispensable to transport the customer’s items to its designated location. Accordingly, each contract has only one performance obligation.

The contract price is negotiated on a case-by-case basis, which is mainly based on the transportation distance, weight, size of the items to be transported and whether there are any particular insured requirements for the goods and cargos to be delivered. Once the contract is signed, the price is fixed and set forth in the contract. For transportation contracts, the Company generally offers a credit term of 90 days upon the completion of transportation.

In applying ASC 606-10-25-27, the Company recognizes revenue from transportation services over a period of time, because the customer simultaneously receives and consumes the benefit of our service as the items are transported from one location to another. That is, if the Company is unable to complete delivery to the final location, another entity would not need to reperform the transportation service already performed. The entire transportation process generally takes 2 to 15 days, and the Company uses time-based method to measure progress toward completion, as it best depicts the value of service transferred to the customer.

For each of transportation, the Company enters into separate arrangement with insurance companies for any damages/losses during the course of transportation, in which all damages/losses are bore by the Company will be claimed from the insurance companies. Any costs incurred for any damages/losses by the Company was recognized as cost of revenues and any reimbursement of the claims received from insurance companies was recognized as insurance indemnity (other income) in the statements of operations and other comprehensive income (loss). The compensation from insurance plan is generally fully cover the costs incurred by the Company in any damages/losses.

In some cases, we might subcontract a part of the transportation job to third party suppliers due to the limitation of our transportation team and our fleet. In accordance with ASC 606, we evaluate whether it is appropriate to record the gross amount of the contract price and related costs or the net amount earned as commissions. We conclude that we act as a principal in such cases because (i) we are primarily responsible for the promised services in the contract, which means we will be held accountable for the customer’s entire loss if the transportation could not be completed as expected and agreed; (ii) we have sole discretion in establishing the contract price that the customer pays to us, despite how much we pay to the subcontractor, who was separately engaged and the choice of party of subcontractor is on our decision; (iii) we are subject to capital risk that we need to pay our subcontractor with agreed terms even if the customer hasn’t paid to us or is in default; and (iv) the subcontractors do not perform any value-added services but merely follow our instructions for the delivery. As a result, we recognize revenue on the gross basis.

The Company recognizes revenue from subleasing warehouse spaces in accordance with ASC 842, as discussed in the “Leases” part below.

Leases

The Company utilizes ASC 842 to account for leases for all periods presented. ASC 842 supersedes the lease requirements in ASC 840 “Leases”, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. All leases of the Company are accounted for as operating leases.

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(a)	The Company as a lessee

The Company determines if an arrangement is a lease at inception. On the Company’s consolidated balance sheets, our warehouse and office leases are included in operating lease right of use (“ROU”) assets, net, and operating lease liabilities, current and non-current.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. For leases that do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. We use the implicit rate when readily determinable. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Significant judgment may be required when determining whether a contract contains a lease, the length of the lease term, the allocation of the consideration in a contract between lease and non-lease components, and the determination of the discount rate included in our warehouse and office leases. We review the underlying objective of each contract, the terms of the contract, and consider our current and future business conditions when making these judgments.

Any lease with a term of 12 months or less is considered short-term. As permitted by ASC 842, short-term leases are excluded from the ROU asset and lease liabilities on the consolidated balance sheets. Consistent with all other operating leases, short-term lease expense is recorded on a straight-line basis over the lease term.

The Financial Accounting Standards Board (“FASB”) issued a Q&A in March 2020 that focused on the application of lease guidance in ASC 842 for lease concessions related to the effects of COVID-19. The FASB staff has said that entities can elect to not evaluate whether concessions granted by lessors related to COVID-19 are lease modifications. Entities that make this election can then apply the lease modification guidance in ASC 842 or account for the concession as if it were contemplated as part of the existing contract.

The Company has elected to not treat the concessions as lease modifications and will instead account for the lease concessions as if they were contemplated as part of the existing leases. The Company has recorded negative variable lease expense and adjusted lease liabilities at the point in which the rent concession has become accruable.

The Company evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the years ended March 31, 2023 and 2022, the Company did not have any impairment loss against its operating lease right of use assets.

(b)	the Company as a lessor

The Company leases warehouse buildings from third party owners, whose warehouse buildings are ready to use. The Company then subleases the spaces in the warehouse buildings that it leases from the owners with the desired effect of generating a spread between its leasing cost and rental income to generate profit margins. Under the terms and conditions of the agreements, the Company acts as a principal in the transaction because the Company takes the risk of loss from lack of rental income if the Company fails to procure a lessee for such spaces during the lease period. Accordingly, the Company recognizes rental income using the gross method.

The Company enters into rental agreements with lessees, together with providing supplemental management services which include handling, repairing and maintenance, disinfection the warehouse spaces, etc. The agreements generally have a duration for one year. According to the agreements, lessees are required to pay monthly or quarterly rent at the beginning of each month or quarter, which are recorded as liabilities until the Company has met the performance obligation, which is to provide warehouse spaces to the lessees for their use. The agreements do not include options to extend or to terminate the lease or contain any bargain purchase options for the lessees. When the performance obligations are met, i.e. when the lessees used the warehouse spaces, the Company records revenue using the straight-line method to its results of operations on a monthly basis over the lease period. The monthly rental amount is fixed and there is no variable consideration in the transaction prices.

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Quantitative and Qualitative Disclosures about Market Risks

Liquidity risk

We are exposed to liquidity risk, which is the risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to other financial institutions to obtain short-term funding to meet the liquidity shortage.

Inflation risk

Inflationary factors, such as increases in personnel and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the revenues from our services do not increase with such increased costs.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest rate that our deposited cash can earn, on the other hand, interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. An increase, however, may raise the cost of any debt we incur in the future.

Foreign currency translation and transaction

Our operating transactions and assets and liabilities are mainly denominated in RMB. RMB is not freely convertible into foreign currencies for capital account transactions. The value of RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

Recently Issued Accounting Pronouncements

We have reviewed all the recently issued, but not yet effective, accounting pronouncements and we do not believe any of these pronouncements will have a material impact on the Company consolidated financial statements.

INDUSTRY OVERVIEW

We have engaged CEVSN Information Consulting Co., Ltd. (“CEVSN”) to prepare a commissioned industry report that analyses the logistics industry in China. All information and data presented in this section have been derived from CEVSN’s industry report dated June 3, 2024, unless otherwise noted. The following discussion includes projections for future growth, which may not occur at the rates that are projected or at all.

China Logistics Industry Development Landscape

Development of Logistics Services

The emergence and development of logistics service industry benefits a lot from the economic globalization. Driven by economic globalization, resource allocation has expanded from a factory, region, or country to the entire world. The modern logistics service industry has reduced costs and improved efficiency through modern transportation methods, information technology, and internet, playing an increasingly important role in trade and resource allocation domestically and globally. At the same time, the modern logistics service industry is also considered as the artery and backbone of national economy, and its level of development has become an important indicator of a country’s modernization and comprehensive strength.

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(1) Development History

With the stable growth of China economy and the continuous expansion of household consumption, logistics demand is also constantly increasing. The total values for logistic goods in China in 2022 was RMB 347.6 trillion, a year-on-year increase of 3.7%. According to data from National Logistic Industry Operation Status Reports from 2018 to 2022 of the China Federation of Logistics and Purchasing (“CFLP”), from 2018 to 2022, the total values for logistic goods in China increased by 1.23 times, with a compound annual growth rate of 5.27%.

From the perspective of the subsections for logistic business, the proportion of industrial goods-related logistics to the total logistics demand has always remained above 90%. Calculated at comparable prices, the total industrial goods value in logistics in 2022 was RMB 309.2 trillion, a year-on-year increase of 3.4%. The logistics demand structure changes in sync with economic restructuring and industrial upgrading, and the overall stability and progress of industrial logistics provide ample development opportunities for one-stop comprehensive logistics services.

The total amount and growth of values for logistics goods in China from 2018 to 2022

Data sources: CFLP, CEVSN

In terms of freight volume, the data from the 2022 Transportation Industry Development Statistics Report by the Ministry of Transport of China shows that the national freight transportation volume reached 50.663 billion tons in 2022. Among them, the road freight volume is 37.119 billion tons, the waterway freight volume is 8.554 billion tons, the railway freight volume is 4.984 billion tons, and the civil air freight volume is 6.076 million tons. Compared with 2018, the national freight volume has increased by 0.07%, with an average annual compound growth rate of 0.02%.

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China’s cargo transportation volume and growth from 2018 to 2022

Data sources: Ministry of Transport of China, CEVSN

Due to strong demand in China’s logistics industry, the total cost of logistics has also been increasing year by year. According to data from National Logistic Industry Operation Status Reports from 2018 to 2022 of the China Federation of Logistics and Purchasing, the total cost of logistics in China in 2022 was RMB 17.8 trillion, a year-on-year increase of 6.6%. Compared to 2018, the total logistics cost in China has increased by 1.34 times. At present, according to international practice the logistics efficiency of the entire economy is evaluated by the ratio of the total logistics costs to GDP. The lower the ratio, the higher the logistics efficiency and the development level of the economy.

With the widespread use of information technology and automated equipment in the industry, logistics efficiency in China is gradually improving. In 2022, the total cost of logistics in China accounted for 14.7% of the country’s GDP, a decrease from 14.8% in 2018. China has achieved logistics cost reduction and efficiency improvement. In the future, with the advancement of information technology, specialization, and centralization in the logistics industry, China’s logistics industry will have greater development space.

The proportion of total logistics cost to GDP in China (from 2018 to 2022)

Data sources: CFLP, CEVSN

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(2) China logistics industry maintains high level of prosperity.

The scale of modern logistics industry is closely related to the macro-economy. The stable growth of China’s economy provides a good external environment for the steady development of logistics industry. In the past three years, the Logistics Performance Index (LPI) of China’s logistics industry ranged between 50% and 55%, except in the first half of 2020 due to public health crisis. This also reflects the overall stable development trend of China’s logistics industry.

China Logistics Industry Development Prosperity Index from January 2018 to July 2023

Data sources: CFLP, CEVSN

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(3) Market Size

In 2018, the operating revenue of China’s logistics industry was RMB10.1 trillion, increasing to RMB12.7 trillion by 2022, a year-on-year increase of 6.72%.

The operating revenue and growth of logistics industry in China from 2018 to 2022

Data sources: CFLP, CEVSN

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General logistics Development

(1) Development History

In recent years, China’s economy has maintained stable growth, providing an economic foundation for the stable development of the logistics industry. According to statistics from Final Verified Publication of 2022 Domestic GDP by the National Bureau of Statistics, the annual gross domestic product in 2022 was RMB 120.47 trillion, with a year-on-year increase of 3.0% calculated at constant prices. The stable growth of the economy is the foundation for the development of the general logistics industry. In recent years, the domestic general logistics industry has been continuously developing, with both the number of enterprises and the market size on the increase.

(2) Market Size

General logistics plays an important role in China’s logistics industry. With stable economic growth, the demand for general logistics from downstream users continues to increase. In 2022, the scale of China’s general logistics market reached RMB 346.01 billion, a year-on-year increase of 6.38%.

The market scale and growth for general logistics in China from 2018 to 2022

Data sources: CEVSN

The general logistics industry mainly covers industrial products and consumer goods, with industrial products accounting for 33% and consumer goods accounting for 22%. These two industries are also closely related to the economy and people’s lives.

Market share of general logistics by industry in China

Data sources: CEVSN

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Development of Project Logistics

(1) Development History

Driven by the overall development of China’s logistics industry, project logistics, as a specialized segment, is also showing a rapid development trend. Some professional logistics companies or comprehensive logistics companies in China have entered the project logistics business. The rapid development of construction industry including energy sector, industrial production lines, infrastructure, special security, traditional chemicals, and substitute energy sectors in particular such as wind and solar power sectors in China, have played a positive role in advancing the steady development of project logistics industry.

The project logistics industry in China started relatively late and has a relatively low proportion in the logistics industry. On the one hand, it is due to the low awareness of project logistics among domestic users in China. On the other hand, there are relatively few companies engaged in project logistics due to technology, talent and brand barriers. With the changes in market demand, especially the development of energy, infrastructure, and chemical industries, the professional project logistics enterprises are in demand for heavy-cargo transportation. Therefore, in recent years, the proportion of project logistics volume to the overall logistics volume has been continuously increasing.

The proportion of China’s project logistics market to the contract logistics market from 2018 to 2022

Data sources: CEVSN

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(2) Market Size

In 2018, the size of China’s project logistics market was RMB 25.08 billion, and in 2019, the market size was RMB 26.88 billion, a year-on-year increase of 7.20%; The market size in 2020 was RMB28.6 billion, a year-on-year increase of 6.40%; The market size in 2021 was RMB32.64 billion, a year-on-year increase of 14.10%; The market size in 2022 was RMB 35.05 billion, a year-on-year increase of 7.40%.

The market size and growth for project logistics in China from 2018 to 2022

Data sources: CEVSN

(3) Development Trends and Prospects

China has a vast geographical area, and the energy, chemical, and infrastructure industries are pillars of the national economy. The per capita infrastructure capital in China is only 20-30% of that of developed countries, so there is still a lot of room for improvement. The imbalanced and insufficient development in China is still a prominent problem and the gap in development levels between urban and rural areas are still significant. Some rural infrastructure in the central and western regions is relatively poor, and filling the development gap also means ample investment opportunities. In recent years, the high-tech manufacturing industry such as electronics, medicine and the high-tech services industry such as e-commerce have maintained a great growth momentum, and there is still considerable potential in these areas in the future. The transformation and upgrading of infrastructure and traditional facilities such as transportation, energy, and water conservancy in China, as well as the construction of new infrastructure such as 5G, ultra-high voltage, intercity highways, and big data centers, will effectively drive investment. This provides new opportunities and prospects for the development of the project logistics industry. However, the project logistics companies in China are generally scattered, small, and not well managed. Compared with their foreign counterparts, China project logistics companies still have great room for improvement in terms of operational scale, profit margin, management level, service philosophy and awareness. However, it is precisely the existence of this gap that gives project logistics companies great space for growth. On the other hand, China’s economy has always been a strong engine for the recovery of the world economy. The “Belt and Road Initiative” also brings a lot more business opportunities for cross-border project logistics companies.

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Business

Overview

We are a holding company incorporated in the Cayman Islands. Our Ordinary Shares offered in this prospectus are shares of our Cayman Islands holding company. As a holding company with no material operations of our own, we conduct our business through our operating subsidiaries in China. We own 100% equity interest of all our subsidiaries including the operating subsidiary in China and do not have a VIE structure.

We, through Suzhou TC-Link, provide domestic and cross-border professional logistic services including project logistic and general logistic for company clients. Suzhou TC-Link was established on January 9, 2006 in Jiangsu Province, China. Suzhou TC-Link has obtained the internationally recognized IS09001 certificate of high-quality service (2015 standard), and it has 4 wholly owned subsidiaries and 4 warehouses/logistic centers and 3 branch offices of its subsidiaries in China. Suzhou TC-Link was rated as a key logistics enterprise in Jiangsu Province by Industry and Information Technology Department of Jiangsu in 2018, an AAA-level credit enterprise and a Class A contractor qualification for large power products transportation by China Water Resources and Electric Power Association On Physical Distribution in 2021 and 2023, respectively, and an AAA-level logistics enterprise by China Federation of Logistics & Purchasing in 2023. Suzhou TC-Link and Yancheng TC-Link have the road transportation permits from transportation bureau for large-size items/cargo transportation and Suzhou TC-Link’s business license also includes non-vessel operating common carrier business. Suzhou TC-Link’s operating network covers key cities in mainland China, Hong Kong, Southeast Asia and Central Asia. Suzhou TC-Link has an independently developed enterprise resource planning (ERP) management system.

Our project logistic services mainly include construction project logistics and special cargo logistics for large or precision equipment. Construction projects logistics range from certain stage or entire process of construction projects. including purchase, packaging, storage, loading and unloading, transportation, fixation, installation of the equipment and machinery for the construction as well as other related logistic services. We primarily provide our logistic solution services for new energy projects (including wind power turbine, photovoltaic, renewable energy storage, etc.), chemical equipment, engineering and infrastructure construction projects (including roads and bridges, tunnel construction). Special cargo logistics for large or precision equipment refer to logistic services to the manufacturers or purchasers of special and customized large and/or precision equipment, such as stamping machines, lathe, aircraft engines, and others. We study the operations of our clients, analyze their logistics needs and provide them with specific solutions which will improve the cost efficiency and achieve higher services’ quality. We have provided logistic services in China for wind power turbine projects which were exported to countries including Vietnam, UAE, Australia, South Africa and Chile.

Our general logistic services refer to the transportation, warehousing, loading and unloading, and distribution of ordinary products. For instance, we provide logistics services for the household appliances manufacturers including the transportation of goods from manufacturing factories to warehouses, and to distributors’ warehouses nationwide according to customers’ instructions. Delivery can be made in whole truckload or less-than truckload. we have built a network with subsidiaries and offices in Suzhou, Wuxi, Yancheng, Chengdu, Chongqing, Guangzhou, Shenzhen, Kunming, Mohan covering most of major cities and areas in China.

The Company has started its cross-border logistic services since 2019, mainly focus on inland transportation and railway transportation between Mainland China and Southeast Asia countries for cargoes, such as bulk commodities, electronic products, tires, new energy equipment and other machineries. For example, we completed transportation from Laos to China of 707 units of 40ft containers, 914 units of 20ft containers and 244 units of open top containers for rubber, iron ore, barley and Cassava starch in 2022. We also provided service for the shipment of washing machines through China-Europe Railway Express to Europe.

The Company owns 20 trucks and has cooperative relationships with other owners and drivers for over 2,000 trucks for domestic long-distance transportation and less than carload goods. When we receive orders and projects, we make inquires to these drivers/owners and ask them to provide a fee estimate for the job. If they provide reasonable price or their prices are less than costs for which we use our own trucks, we will engage these drivers to undertake the transportation. We will provide them with time and location to load the goods and provide name, contact information and license plate of the driver and truck to our clients. After the delivery is completed, we will collect payment from the clients and pay such drivers directly. The Company also has 4 warehouse/logistic centers in three different provinces, with a total of over 30,000 square meters areas providing general and special storage, distribution and value-added services to clients.

Our operating subsidiaries are incorporated and operating in mainland China and they have received all required permissions from Chinese authorities to operate its current business in China, including Business licenses, Customs Registration Certificate, Bank Account Open Permits, Permits for Road Transportation of general goods and large cargo.

Our Customers

We make the development of important large corporate client as its core strategy. Our main clients are multinational companies, large domestic companies and publicly listed companies, many of which are industry leaders or well-known state-owned enterprises. Leveraging our professional construction project technology, we provide customized and integrated logistic solution services that meet the needs of many major industry customers, and has accumulated rich experience through cooperation with The Company mainly provides logistics services for clients in the renewable energy, household appliances, health and beauty products, and construction industries. Since its inception, the number of high-quality clients of the Company has steadily increased and its main business has shown a stable growth trend. The Company is committed to establish long term cooperative relationships with large corporate clients such as publicly listed companies, multinational companies and well-known brands. At present, the Company has established long-term and stable cooperative relationships with industry leaders from different areas, including Goldwind, CSSC Haizhuang Windpower Co., Ltd., Shanghai Huaneng, Jiangxi Electric Power Group, Guizhou Electric Power Group, Hydroelectric Fourth Bureau, Trina Solar, JD Logistics, Wuhu Ande Zhilian, Aisen (China), Goodbaby, Marco, China Post and Longrich.

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Marketing

We focus on the industries that are in line with the future development of the country and have a great potential for future market development. In these industries, we combine our own advantages and operational experience, and focus on developing customers in the fields of new energy, chemical equipment, automotive, consumer products and large construction project. We actively develop our sales network, and strive to become the leading force in segmented market.

Competition

The Company mainly provides overall logistic solution services to customers with a specialty in construction logistics solutions. It requires extensive experience, well developed technology, professional management and marketing teams, as well as qualifications for large-scale transportation and operations equipment.

We compete with Chinese state-owned logistics enterprises and private or stock holding logistic enterprises in China. The state-owned companies have the advantages of strong cash flow, extensive business connections, large team and personnel, full transportation service scopes, long history and extensive experience and a reserve of professional personnel. However, their shortcomings are also very obvious. Due to the structure and ownership reasons, it has low efficiency and employees are lock of motivation to provide best services to the customers.

For other private or stock-holding logistics enterprises in China, they have a few advantages such as flexible marketing policies, high employee motivation, and their shortcomings include short history, lack of experience and professional personnel, limited funds and scale, and inconsistent management competency.

We have set development goals and strategies to compete with these competitors. On the one hand, wet fully utilize and leverage our industry experience, technological heritage, and resources. On the other hand, we have formulated various policies to encourage employees to actively strive for excellence by providing systematic training in technology, safety, experience, and other aspects so as to improve efficiency in management and prevent risks in safety.

Our Competitive Strengths

We believe the following strengths differentiate us from our competitors and are key drivers of our success:

(1) Technical and qualification advantages

We are committed to become one of the leading comprehensive project logistics service providers in China and Southeast Asia countries. As a logistics supplier for construction and engineering projects in China, we have obtained relevant technical qualifications and government permits necessary for providing such services legally, such as large-cargo transportation permit and non-vessel operating carrier qualification approved and granted by the transportation authorities. We have also obtained a Class A contractor qualification for large cargo transportation issued by China Water Resources and Electric Power Material Circulation Association. To obtain these qualifications, the applicants are typically subject to stringent assessment and verification by relevant authorities which is a major barrier for other business trying to enter into this area.

Project logistics has very strict and complex operational management processes.

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In 2019, the Company undertook the transportation of a 6 Megawatt (MW) wind power turbine prototypes for a leading domestic wind power enterprise. The transport of a large new model like this is known as notoriously difficult in the industry as there is no experience to refer to. The wind power turbine blades were 83.6 meters long, the main engine tower was 437 tons in weight, the diameter was 7.5 meters (the largest in Asia at the time), and the transportation distance was 130 kilometers. After multiple road surveys and optimal route planning by the company’s engineers and technical personnel, the transportation was carried out successfully under safe escort. We exceeded the customer’s expectation, received its recognition and became its long-term transportation service supplier. This successful shipment was in a special report on China Central TV Channel 4 in March 2019.

东源物流承运金风科技6兆瓦项目启动仪式

CCTV
央视看点
《走遍中国》5集系列片《大风歌》
CCTV 4
中文国际

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(2) Geographic Advantage

The Company is located in Eastern China, an economically developed region in mainland China. The businesses in this region have expanded across Chinese and overseas markets.

The Company’s operating headquarters are located in Suzhou city, and it has wholly-owned subsidiaries in Wuxi, Yancheng, Chongqing, and Kunming. Yancheng is a base for China’s offshore wind power turbine industry, a pioneer for China’s offshore wind power turbine development. The company has established long-term strategic cooperation with Sheyang Port in Yancheng, and Yangjiang Port in Guangdong, and seized the opportunity to tap into regional resources and gained unique prime location advantages to access to the massive offshore wind power turbine industry in China.

(3) Brand Advantages

After nearly 20 years of development, the Company’s reputation in the Chinese project logistics industry has been well recognized by the industry. The Company has established long-term strategic cooperation with leading domestic enterprises in wind power turbine, photovoltaic, power storage, electrical appliances, daily chemical, chemical equipment and other industries (including well-known state-owned large enterprises, and listed leading enterprises, etc.). The Company was featured in the economic programs on China central TV in March 2019 and January 2024, respectively.

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大件运输

陈亚军
苏州天成智联物流有限公司车队长
不符合我们大件车辆运输的要求

吴红升
苏州天成智联物流有限公司调度经理
后期我们再次进行发货时

(4) Talents Advantages

Over 78.94% of our management and finance professionals have college degree or above. The average age of our management and financial professionals is 40 years old. Over 61.11% of our technicians have a college degree or above and more than 80% of our technicians have over 15 years of experience in the industry. The project logistics industry requires comprehensive talents with diverse skills, knowledge and backgrounds in operations, management, e-commerce, marketing, third-party logistics management, and other related fields. China’s project logistics industry will face a relative shortage of high-end talents for a long period of time.

After years of development, the Company has established a professional and stable logistics business team, with certain talent and team advantages. At present, the core management personnel of the Company are stable and most of them having more than 15 years of experience in the logistics industry. Our team has a deep understanding of the project logistics industry and can accurately grasp the industry’s development trends. Based on the Company’s well-developed operating system and information system, the business team can quickly respond to various market demands and provide customers with timely and efficient engineering logistics services.

However, our management team lacks public company experience, which could impair our ability to comply with legal and regulatory requirements such as those imposed by the Sarbanes-Oxley Act of 2002. Our senior management does not have experience managing a publicly-traded company and such responsibilities include complying with federal securities laws and making required disclosures on a timely basis. See Risk Factors - Risks Related to Our Business - The relative lack of public company experience of our management team may put us at a competitive disadvantage.

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Our Growth Strategy

We are committed to become one of the leading comprehensive project logistics service providers in China and Southeast Asia countries, with following strategies to further our growth.

Expand Market Share in China We will leverage our existing advantages in terms of brand, talent, and technology to fulfil our expansions in Chinese domestic project logistics and general logistics market. With a successful initial public offering and listing on Nasdaq, we believe our existing clients have more confidence in us and with additional financing and resources from the capital market, we can increase our capacity to meet with our clients’ needs. We will also explore in providing our services to new clients of other related industries that we are not currently serving with our experience, capacity, connection and resources Recently, we have been engaged in trial orders for the transportation of aircraft engines and other precision equipment and will further explore this market as there is much potentials.

Developing markets in Southeast Asia Countries. To meet the increasing needs for logistics services for the business expansion and commercial development by Chinese companies in Southeast Asia countries, we plan to expand our project logistics services to these countries to follow the steps of our existing clients that are the industry leaders and are involving in the construction of manufacturing plants and infrastructure projects in the Southeast Asia countries.

Extension of Service Scopes. We will extend our services to cover more areas along the supply chain system, to provide additional upstream and downstream services, enable our clients to enhance their operation efficiency and quality, including the hoisting and installation of machineries, parts and engines replacement, repair and maintenance. Also, to apply such services to new clients in various industries such as the providing of services to the aviation industry in the moving of aircraft engines.

Improve engineering technology and equipment. We plan to actively develop and optimize our logistics management system to provide an integrated platform for the entire management and operation uses. We will also aggressively upgrade and update our technology, know-how, equipment and tools to cope with our development, improve our competitiveness, better control operating cost, reduce energy consumption and carbon emissions.

Seeking Strategic Partnership and Acquisition Opportunities. We will seek opportunities to establish long term strategic partnership with industry leaders and their stakeholders in various industries, and will explore opportunities in acquisitions of good assets and targets to further increase our business scales.

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Employees

As of March 31, 2024 and March 31, 2023, we had 131 employees. The following table sets forth the breakdown of our employees as of March 31, 2024, by function:

Category	Number of Employees	Percentage of workforce
Management and Administrative	25	19.08%
Accounting	10	7.63%
Engineering and Technical	20	15.27%
Marketing and Sales	9	6.87%
Transportation	17	12.98%
On Site Support	33	25.19%
Customer Service	10	7.63%
Dockworker	6	4.58%
Welfare	1	0.76%
Total	131	100%

As of March 31, 2024, 52 of our employees were based in Suzhou, China, where our principal executive offices are. Also, 43 of our employees were based in Wuxi, China, 22 of our employees were based in Yancheng, China, 10 of our employees were based in Yunan, China, and 4 of our employees were based in Chongqing, China.

As required by PRC regulations, we participate in various government statutory employee benefit plans, including social insurance funds, namely a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan, a maternity insurance plan, and a housing provident fund. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses, and certain allowances for our employees, up to a maximum amount specified by the local government from time to time. As of the date of this prospectus, we have made adequate employee benefit payments. However, if the relevant authorities found that we failed to make adequate payments, we may be required to make up the contributions for these plans as well as to pay late fees and fines. See “Risk Factors—Risks Related to Doing Business in China—Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.”

We enter into standard labour and confidentiality agreements with our employees. We believe that we maintain a good working relationship with our employees, and we have not experienced any major labour disputes.

Facilities

Our principal executive office is located in Suzhou city, Jiangsu Province, China, where we lease approximately 468 square meters for office space. The leases will expire on June 30, 2024, which can be renewed upon mutual agreement with our landlord. Our leases premises from unrelated parties who either have valid title to the relevant properties or proper authorization from the titleholder to sublease the property, as disclosed in the following table:

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Property Address	Lessor	Annual Rent	Lease Expiration Date	Purposes/Use
Suite901-903,9rd Floor,Building #2,Qianwan Zhigu,Chuanhua Smart Center,Science and Technology City Block,Xiaoshan Economic and Technological Development Zone,Xiaoshan District, Hangzhou,Zhejiang Province,China.	HaichuangZhihui(Zhejiang) Technology Industry Development Co., Ltd.	RMB 406,959	April 30, 2027	Office
E031-E032 Commercial Street, Xinzhuang Town, Changshu City, Jiangsu Province，China	Jiangsu Longrich Bioscience Co., Ltd.	RMB 154,704	December 31, 2024	Office
Room 601, Taifucang Comprehensive Building, No. 9 Shihua Road, Futian Free Trade Zone, Shenzhen, Guangdong Province, China	Shenzhen Taifu Logistics Co., Ltd.	RMB77,760	December 31, 2026	Office
No. 1-1408 & 1409, Mingdu Building, No. 88 Huishan Avenue, Huishan District, Wuxi City, Jiangsu Province, China	Jiangsu Jiuzi Dayun Information Technology Co., Ltd.	RMB 107,890	October 31, 2024	Office
21st Floor, Building A, Kunbaida International Plaza, Haiyuan North Road, High tech Zone, Kunming City, Yunnan Province, China	Yunnan Liaotong Industrial Co., Ltd.	RMB55,303.2	December 31, 2024	Office
2nd&3rd Floor, Building 3, No. 7-3-1, Binglan Road, Mohan Economic Development Zone, Xishuangbanna Prefecture, China	Central Reserve Grain Xishuangbanna Direct Warehouse Co., Ltd.	RMB 41,000	December 31, 2024	Office
No.1-2, Building 5, Juxing Garden Community, Lijiatuo Street, Banan District, Chongqing, China	Yuanguo Wang	RMB 15,000	June 30, 2025	Office
Room 1-1701-1710, Building 3, Yancheng Financial City, No. 5 Century Avenue, Yancheng, Jiangsu Province, China.	Qi Xu	RMB 150,000	December 31, 2024	Office
Wuxi Huigu Financial E-commerce Industrial Park B2 Block in Xibei Town Industrial Park, Wuxi City, Jiangsu Province, China.	Wuxi Huigu Supply Chain Management Co., Ltd.	RMB 4,175,000	December 31, 2029	Warehouse
No. 6 Xigang East Road, Dongbeitang, Xishan District, Wuxi City, Jiangsu Province, China	Wuxi Hailian Shipbuilding Interior Decoration Co., Ltd.	RMB 2,000,000	May 15, 2025	Warehouse &Office
No. 33 Xingyonghe Road, Xiejiazhuang, Taihe Town, (Kaisen (Guangzhou) Warehouse Port,) Baiyun District, Guangzhou, Guangdong Province, China	Guangzhou Langda Warehousing and Logistics Co., Ltd.	RMB 336,000	December 31, 2024	Warehouse
No. 1099, Section 3, Chenglong Avenue, Longquanyi District, Chengdu, Sichuan Province, China	Sichuan Longliqi Industrial Co., Ltd.,	RMB 280,320	July 31, 2027	Warehouse
Sheyang Port Area of Yancheng Port,Yancheng City, Jiangsu Province, China.	Jiangsu Yancheng Port Sheyang Port Development Group Co., Ltd.	free		Shipping Yard

We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

Insurance

The Company carries auto insurance for our vehicles, cargo insurance for parcels and freights and property insurance for our warehouses. Each of our operating subsidiaries offers employees social security insurance including endowment insurance, medical insurance, unemployment insurance, maternity insurance, employment injury insurance and housing provident fund as required by China government regulations.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

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REGULATIONS

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

The relevant regulations promulgated by such government authorities are described below.

Regulations Relating to Foreign Investment

The PRC Foreign Investment Law

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which has taken effect on January 1, 2020 and replaced three existing laws on foreign investments in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies a regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

According to the Foreign Investment Law, the State Council will publish or approve to publish a catalogue for special administrative measures, or the “negative list.” The Foreign Investment Law grants national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list”. The NDRC and the MOFCOM promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Edition) (the “2021 National Negative List”) and the Special Administrative Measures (Negative List) for Foreign Investment Access in Pilot Free Trade Zones (2021 Edition) (the “2021 FTZ Negative List”) (collectively the “2021 Negative Lists”) on December 27, 2021, which took effect on January 1, 2022. Compared to the last Special Administrative Measures for Market Access of Foreign Investment (Negative List) promulgated by the NDRC and the MOFCOM in June 2020, the 2021 Negative Lists cuts down the number of items restricted or prohibited to foreign investors from 33 to 31, widening access to more industries and fields. However, the 2021 Negative Lists prescribe that any domestic enterprise engaging in businesses prohibited by the Negative Lists that lists, issues securities and trades shares overseas must obtain pre-approval consent from relevant competent regulator; overseas investors must not engage in the operation and management of the enterprise, and the percentage of foreign shareholding is subject to the relevant provisions in the administrative measures for domestic securities investments by foreign investors. The Foreign Investment Law provides that foreign invested entities operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities.

Furthermore, the Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the Foreign Investment Law.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that local governments shall abide by their commitments to the foreign investors; foreign-invested enterprises are allowed to issue stocks and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; mandatory technology transfer is prohibited; and the capital contributions, profits, capital gains, proceeds out of asset disposal, licensing fees of intellectual property rights, indemnity or compensation legally obtained, or proceeds received upon settlement by foreign investors within China, may be freely remitted inward and outward in RMB or a foreign currency. Also, foreign investors or the foreign investment enterprise should be imposed legal liabilities for failing to report investment information in accordance with the requirements.

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This new Foreign Investment Law has provided a more transparent foreign investment environment in China. Particularly, this new law has changed the regulatory procedure from a pre-approval requirement to the negative list system, which means the foreign invested company may engage in any business activities that are not in the negative list and pre-approval is not required anymore.

Negative List Relating to Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment promulgated and as amended from time to time by MOFCOM and National Development and Reform Commission (the “NDRC”) and MOFCOM. The NDRC and the MOFCOM promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Edition) (the “2021 National Negative List”) and the Special Administrative Measures (Negative List) for Foreign Investment Access in Pilot Free Trade Zones (2021 Edition) (the “2021 FTZ Negative List”) (collectively the “2021 Negative Lists”) on December 27, 2021, which took effect on January 1, 2022. Industries listed in the 2021 Negative Lists are divided into two categories: restricted and prohibited. Industries not listed in the 2021 Negative Lists are generally deemed as constituting a third “permitted” category. Establishment of wholly foreign-owned enterprises is generally allowed in permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Negative List are generally open to foreign investment unless specifically restricted by other PRC regulations. Any domestic enterprise engaging in businesses prohibited by the Negative Lists that lists, issues securities and trades shares overseas must obtain pre-approval consent from relevant competent regulator; overseas investors must not engage in the operation and management of the enterprise, and the percentage of foreign shareholding is subject to the relevant provisions in the administrative measures for domestic securities investments by foreign investors.

On December 26, 2019, the State Council issued the Implementation Regulations for the Foreign Investment Law, or the Implementation Regulations which came into effect on January 1, 2020. According to the Implementation Regulations, in the event of any discrepancies between the Foreign Investment Law, the Implementation Regulations and relevant provisions on foreign investment promulgated prior to January 1, 2020, the Foreign Investment Law and the Implementation Regulations shall prevail. The Implementation Regulations also indicated that foreign investors that invest in sectors on the Negative List in which foreign investment is restricted shall comply with special measures with respect to shareholding, senior management personnel and other matters stipulated in the Negative List.

Our operating subsidiaries engage in the business of logistic services including project logistic, cross border logistic and general logistic, which are not within the category for which foreign investment is restricted under the current 2021 Negative Lists or other PRC Laws.

Regulations Relating to Intellectual Property Rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including trademarks and domain names.

Trademark.

The Trademark Law of the PRC promulgated in August 1982 which took effect in March 1983 (the “Trademark Law”), and revised in February 1993, October 2001, August 2013 and April 2019, and its implementation rules protect registered trademarks. The Trademark Office of National Intellectual Property Administration, PRC, formerly the PRC Trademark Office of the State Administration of Market Regulation is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where registration is sought for a trademark that is identical or similar to another trademark which has already been registered or given preliminary examination and approval for use in the same or similar category of commodities or services, such application for registration of this trademark may be rejected. Trademark registrations are effective for a renewable ten-year period, unless otherwise revoked.

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Domain Name.

Domain names are protected under the Administrative Measures for Internet Domain Names promulgated by MIIT on August 24, 2017, effective on November 1, 2017 (the “Domain Name Measures”). MIIT is the major regulatory body responsible for the administration of the PRC internet domain names. The Domain Names Measures has adopted a “first come, first served” principle with respect to the registration of domain names. According to the Domain Name Measures, domain name applicants are required to duly register their domain names with domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedures.

The Company has registered its trademark and domain names with competent regulatory agencies in China. We may be, from time to time in the future, subject to legal proceedings and claims relating to the intellectual property rights of others. See Risk Factors- Risks Related to Our Business: We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

Regulations Relating to Dividend Withholding Tax

Pursuant to the Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Tax Evasion With Respect to Taxes On Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. Accordingly, Eastern HK may be able to enjoy the 5% withholding tax rate for the dividends it receives from the WFOE, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations, and obtains the approvals as required under the Administrative Measures. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements that we have made are for the primary purpose of enjoying a favourable tax treatment, the relevant tax authorities may adjust the favourable withholding tax in the future.

Regulations on Enterprise Income Tax

PRC enterprise income tax is calculated based on taxable income, which is determined under (i) the PRC Enterprise Income Tax Law, promulgated by the NPC and implemented in January 2008 and amended in March 2017, and December 2018, respectively, and (ii) the implementation rules to the EIT Law promulgated by the State Council and implemented in April 2019. The EIT Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in the PRC, including foreign-invested enterprises and domestic enterprises, unless they qualify for certain exceptions.

In addition, according to the EIT Law and its implementation rules, enterprises registered in countries or regions outside the PRC with “de facto management bodies” located within China may be considered to be PRC resident enterprises and will be subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The implementation rules of the EIT Law define “de facto management bodies” as establishments that exercise full and substantial control over and overall management of the business, productions, personnel, accounts, and properties of an enterprise. The only detailed guidance currently available for the definition of  “de facto management body” as well as the determination and administration of tax residency status of offshore-incorporated enterprises are set forth in the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies issued by the SAT in April 2009, or Circular 82, and the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Overseas Incorporated Resident Enterprises (Trial Version) issued by the SAT in July 2011, or Bulletin No. 45, which provides guidance on the administration as well as the determination of the tax residency status of a Chinese-controlled offshore-incorporated enterprise, defined as an enterprise that is incorporated under the law of a foreign country or territory and that has a PRC company or PRC corporate group as its primary controlling shareholder.

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According to Circular 82, a Chinese-controlled offshore-incorporated enterprise will be regarded as a PRC resident enterprise by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met:

●	the primary location of the day-to-day operational management and the places where they perform their duties are in the PRC;

●	decisions relating to the enterprise’s financial and human resource matters are made or are subject to the approval of organizations or personnel in the PRC;

●	the enterprise’s primary assets, accounting books and records, company seals and board and shareholder resolutions are located or maintained in the PRC; and

●	50% or more of voting board members or senior executives habitually reside in the PRC.

Bulletin No. 45 further clarifies certain issues related to the determination of tax resident status and competent tax authorities. It also specifies that when provided with a copy of Recognition of Residential Status from a resident Chinese-controlled offshore-incorporated enterprise, a payer does not need to withhold income tax when paying certain PRC-sourced income such as dividends, interest and royalties to such Chinese-controlled offshore-incorporated enterprise.

We believe that we are not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities, and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then we or such subsidiary could be subject to PRC tax at a rate of 25% on its worldwide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, gains realized on the sale or other disposition of our Ordinary Shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise.

Regulations on Income Tax for Share Transfers

According to the Announcement of the SAT on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or Circular 7, promulgated by the SAT in February 2015, if a non-resident enterprise, such as the Company, transfers the equity interests of a PRC resident enterprise indirectly through the transfer of the equity interests of an offshore holding company (other than a purchase and sale of shares issued by a PRC resident enterprise through or in a public securities market) without a reasonable commercial purpose, the PRC tax authorities have the power to reassess the nature of the transaction and treat the indirect equity transfer as a direct transfer. As a result, the gain derived from such transfer, which means the equity transfer price less the cost of equity, will be subject to PRC withholding tax at a rate of up to 10%. Under the terms of Circular 7, the transfer which meets all of the following circumstances shall be directly deemed as having no reasonable commercial purposes: (i) over 75% of the value of the equity interests of the offshore holding company are directly or indirectly derived from PRC taxable properties; (ii) at any time during the year before the indirect transfer, over 90% of the total properties of the offshore holding company are investments within PRC territory, or in the year before the indirect transfer, over 90% of the offshore holding company’s revenue is directly or indirectly derived from PRC territory; (iii) the function performed and risks assumed by the offshore holding company are insufficient to substantiate its corporate existence; and (iv) the foreign income tax imposed on the indirect transfer is lower than the PRC tax imposed on the direct transfer of the PRC taxable properties. In October 2017, the SAT issued the Bulletin of SAT on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or Bulletin 37, which, among others, repeals certain rules stipulated in Circular 7. Bulletin 37 further details and clarifies the tax withholding methods in respect of income of non-resident enterprises.

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Regulations on PRC Value-Added Tax and Business Tax

Pursuant to applicable PRC tax regulations, any entity or individual conducting business in the service industry is generally required to pay a business tax at the rate of 5% on the revenues generated from providing such services. However, if the services provided are related to technology development and transfer, such business tax may be exempted subject to approval by the relevant tax authorities. Pursuant to the Provisional Regulations on Value-Added Tax of the PRC and its implementation regulations, unless otherwise specified by relevant laws and regulations, any entity or individual engaged in the sales of goods, provision of processing, repairs and replacement services, and importation of goods into China is generally required to pay a value-added tax, or VAT, for revenues generated from sales of products, while qualified input VAT paid on taxable purchase can be offset against such output VAT.

In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. In March 2016, the Ministry of Finance and the State Administration of Taxation further promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax, which became effective on May 1, 2016. Pursuant to the pilot plan and relevant notices, VAT is generally imposed in lieu of business tax in the modern service industries, including the VATS, on a nationwide basis. VAT of a rate of 6% applies to revenue derived from the provision of some modern services. Certain small taxpayers under PRC law are subject to reduced value-added tax at a rate of 3%. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided.

On April 4, 2018, the Ministry of Finance and the State Administration of Taxation issued the Notice on Adjustment of VAT Rates, which came into effect on May 1, 2018. According to the abovementioned notice, the taxable goods previously subject to VAT rates of 17% and 11%, respectively, become subject to lower VAT rates of 16% and 10%, respectively, starting from May 1, 2018. Furthermore, according to the Announcement on Relevant Policies for Deepening Value-added Tax Reform jointly promulgated by the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs, which became effective on April 1, 2019, the taxable goods previously subject to VAT rates of 16% and 10%, respectively, become subject to lower VAT rates of 13% and 9%, respectively, starting from April 1, 2019.

Regulations on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, which were most recently amended in August 2008. Under the Foreign Exchange Administration Regulations, payments of current account items, such as profit distributions, interest payments, and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China.

In August 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises (“SAFE Circular 142”), regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC.

In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE’s approval, and such RMB capital may not, in any case, be used to repay RMB loans if the proceeds of such loans have not been used. Any violation of Circular 142 may result in severe penalties, including substantial fines.

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In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expense accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders, no longer require approval or verification from SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously.

In addition, SAFE promulgated another circular in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration, and banks must process foreign exchange business relating to direct investment in the PRC based on the registration information provided by SAFE and its branches.

In July 2014, SAFE further reformed the foreign exchange administration system in order to satisfy and facilitate the business and capital operations of Foreign-Invested Enterprises and issued the Circular of the State Administration of Foreign Exchange on the Pilot Reform of the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-Invested Enterprises in Certain Areas (“Circular 36”), in July 2014. This circular suspends the application of Circular 142 in certain areas and allows a Foreign-Invested Enterprise registered in such areas to use the RMB capital converted from foreign currency registered capital for equity investments within the PRC.

On February 13, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Pursuant to SAFE Notice 13, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals will be required to apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, will directly examine applications and manage registrations.

On March 30, 2015, SAFE promulgated SAFE Circular 19 to expand the reform nationwide. SAFE Circular 19 came into force and replaced both Circular 142 and Circular 36 on June 1, 2015. SAFE Circular 19 allows foreign-invested enterprises to make equity investments by using RMB funds converted from foreign exchange capital. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using RMB funds converted from foreign exchange capital for expenditure beyond the enterprise’s business scope, providing entrusted loans, or repaying loans between non-financial enterprises.

On June 9, 2016, SAFE issued SAFE Circular 16, which took effect on the same day. Compared to SAFE Circular 19, SAFE Circular 16 provides that, in addition to foreign exchange capital, foreign debt funds and proceeds remitted from foreign listings should also be subject to the discretional foreign exchange settlement. In addition, it also lifted the restriction that foreign exchange capital under the capital accounts and the corresponding RMB capital obtained from foreign exchange settlement should not be used for repaying the inter-enterprise borrowings (including advances by a third party) or repaying bank loans in RMB that had been sub-lent to the third party.

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting profits. Moreover, pursuant to Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements and provide board resolutions, contracts, and other proof when completing the registration procedures in connection with an outbound investment.

Based on the foregoing, if we intend to provide funding to our WFOE through capital injection, we should file with the State Administration for Market Regulation or its local counterparts, via the foreign investment comprehensive administrative system and register such funding with local banks for foreign exchange related matters.

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In October 2019, SAFE promulgated Notice of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment (“[2019] Circular 28”) to further promote the facilitation of cross-border trade and investment and relax certain restriction on foreign exchange settlement. In December 2023, SAFE promulgated Notice on Further Deepening the Reform to Facilitate Cross-border Trade and Investment (“ [2023] Circular 28”), which revised certain rules stipulated in [2019] Circular 28. PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to SPVs but had not obtained registration as required before the implementation of SAFE Circular 37 must register their ownership interests or control in the SPVs with qualified banks. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentations about or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

All our current major shareholders have completed the initial registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37. Failure to comply with the registration procedures set forth in Circular 37 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate, the capital inflow from the offshore entities and settlement of foreign exchange capital, and may also subject relevant onshore company or PRC residents to penalties under PRC foreign exchange administration regulations.

Regulations on Stock Incentive Plans

SAFE promulgated the Stock Option Rules in February 2012, replacing the previous rules issued by SAFE in March 2007. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in stock incentive plans in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of the participants. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or other material changes. The PRC agent must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas-listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents.

We have not adopted any stock incentive plans as of the date of this prospectus.

Regulations on Dividend Distribution

Under our current corporate structure, we may rely on dividend payments from WFOE, which is a wholly foreign-owned enterprise incorporated in China, to fund any cash and financing requirements we may have. The principal regulations governing the distribution of dividends of foreign-invested enterprises include the newly enacted Foreign-Investment Law, which came into effect on January 1st, 2020, and its implementation rules. Under these laws and regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprises. Wholly foreign-owned companies may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends.

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Regulations on Overseas Listings

On February 17, 2023, the CSRC released the New Overseas Listing Rules with five interpretive guidelines, which took effect on March 31, 2023. The New Overseas Listing Rules require Chinese domestic enterprises to complete filings with relevant governmental authorities and report related information under certain circumstances, such as: a) an issuer making an application for initial public offering and listing in an overseas market; b) an issuer making an overseas securities offering after having been listed on an overseas market; c) a domestic company seeking an overseas direct or indirect listing of its assets through single or multiple acquisition(s), share swap, transfer of shares or other means. Pursuant to the New Overseas Listing Rules, domestic companies that seek initial public offering or listing securities overseas, both directly and indirectly, shall file with the CSRC within three working days after the submission of overseas offering/listing application. Furthermore, upon the occurrence of any of the material events specified below after an issuer has completed its offering and listed its securities on an overseas stock exchange, the issuer shall submit a report thereof to the CSRC within three working days after the occurrence and public disclosure of the event: (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other competent authorities; (iii) change of listing status or transfer of listing segment; or (iv) voluntary or mandatory delisting. The New Overseas Listing Rules stipulate the legal consequences to the companies for breaches, including failure to fulfil filing obligations or filing documents having false statement or misleading information or material omissions, which may result in a fine ranging from RMB 1 million to RMB 10 million, and in cases of severe violations, the relevant responsible persons may also be warned and each imposed a fine of between RMB500,000 and RMB5,000,000. We are subject to the relevant filing procedures of the CSRC in connection with our overseas offerings under the New Overseas Listing Rules, including the public offering pursuant to this registration statement.

On February 24, 2023, the CSRC, Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China jointly revised the Confidentiality and Archives Administration Provisions, which came into effect on March 31, 2023. The Confidentiality and Archives Administration Provisions require that, overseas listed PRC domestic enterprises, as well as those to be listed, shall establish the confidentiality and archives system, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of PRC government agencies to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals.

See “Risk Factors—Risks Related to Doing Business in China—The filing with the China Securities Regulatory Commission (“CSRC”) is required in connection with this offering under New Overseas Listing Rules, and, if required, we cannot assure you that we will be able to timely make such filing, in which case we may face sanctions by the CSRC or other PRC regulatory agencies for failure to timely file with the CSRC for this offering.”

Regulations Relating to Employment

Pursuant to the Labor Law of PRC, promulgated by the NPC in July 1994 and revised in August 2009 and December 2018 (the “Labor Law”), and the Labor Contract Law of PRC, promulgated by the Standing Committee of the NPC in June 2007 and amended in December 2012 (the “Labor Contract Law”), employers must execute written employment contracts with full-time employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and paying the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. All employers must compensate their employees with wages equal to at least the local minimum wage standards. Violations of the PRC Labor Law and the Labor Contract Law may result in the imposition of fines and other administrative sanctions, and serious violations may result in criminal liabilities.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds based on local annual minimum salary standard or certain percentage of the local annual average compensations to works (“Social Insurance Payment Base”). We participate in employee benefit plans and have made contributions to such plans required by current PRC laws and regulations. If enterprises are required to contribute to the plans or funds based on a higher Social Insurance Payment Base under the new regulations or policies in the future, we may have to make more contributions to such plans for our employees.

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We intend to comply with the new regulations and policies applicable to employee benefit plans set forth through time. As of the date of this prospectus, we have signed written employment contracts with all of our employees and paid all the benefits packages as required by law. In addition, the PRC Individual Income Tax Law requires companies operating in China to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment.

Regulations Relating to Road Transportation

Pursuant to the Regulations on Road Transportation promulgated by the State Council in April 2004 and most recently amended in July 2023, and the Provisions on Administration of Road Freight Transportation and Stations (Sites) issued by the Ministry of Transport in June 2005 and most recently amended in November 2023, or the Road Freight Provisions, the business operations of road freight transportation refer to commercial road freight transportation activities that provide public services. The road freight transportation includes general road freight transportation, special road freight transportation, road transportation of large articles, and road transportation of dangerous cargos. Special road freight transportation refers to freight transportation using special vehicles such as vehicles with containers, refrigeration equipment, or tank containers. The Road Freight Provisions set forth detailed requirements with respect to vehicles and drivers.

Under the Road Freight Provisions, anyone engaging in the business of operating road freight transportation or stations (sites) must obtain a road transportation operation permit from the local county-level competent authority for transportation, and each vehicle used for road freight transportation must have a road transportation certificate from the same authority. The incorporation of a subsidiary of a road freight transportation operator that intends to engage in road transportation business is subject to the same approval procedure. If a road freight transportation operator intends to establish a branch, it should file with the local competent authority for transportation where the branch is to be established.

Although the road transportation operation permits have no limitation with respect to geographical scope, several provincial governments in China, including Shanghai and Beijing, promulgated local rules on administration of road transportation, stipulating that permitted operators of road freight transportation registered in other provinces should also make filing with the local road transportation administrative bureau where it carries out its business.

Pursuant to the Administrative Provisions Concerning the Running of Cargo Vehicles with Out-of-Gauge Goods promulgated by the Ministry of Transport, which took effect on September 21, 2016 and most recently amended in August 2021, cargo vehicles running on public roads shall not carry cargo weighing more than the limits prescribed by this regulation and their dimensions shall not exceed those as set forth in the same regulation. Vehicle operators who violate this regulation may be subject to a fine of up to RMB30,000 for each violation. In the event of repeated violations, the regulatory authority may suspend the operating license of the vehicle operator and/or revoke the business operation registration of the relevant vehicle. In the event more than 10% of the total vehicles of any road transportation enterprise are not in compliance with this regulation in any year, such road transportation enterprise shall suspend its business for rectification and its road transportation license may be revoked.

Regulations Relating to Non-Vessel Operating Common Carrier

Pursuant to the Regulations on International Maritime Transport promulgated by the State Council on December 11, 2001 and most recently amended on July 20, 2023 and Implementing Rules for the Regulations on International Maritime Transport promulgated by the Ministry of Transport on January 20, 2003 and most recently amended on November 10, 2023, Non-vessel operating common carriers (“NVOCC”) shall mean carriers that undertake to carry cargo of consignors, issue their own bills of lading or other transport documents, collect freight from the consignors, complete international maritime transport through international shipping operators, and bear carrier liability in the international maritime transport activities undertaken by them. The NVOCC performs the following activities relating to the entrusted cargo and carried out for the purpose of accomplishing such activities, including (1) conclusion of an international cargo transport contract in the capacity of a carrier with a consignor; (2) receipt and delivery of cargo in the capacity of a carrier; (3) issue of bills of lading or other transport documents; (4) collection of transport fees and other remuneration for services rendered; (5) booking of cabin or shipping space and cargo handling with international shipping operators or other transport operators; (6) payment of freight or other transport fees; (7) container de-consolidation and assembly business activities; and (8) other related business activities.

According to the Regulations on International Maritime Transport and its implementation rules, all NVOCC shall, within 15 days from the date of operation, file a record with the department responsible for transportation of local government.

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Regulations Relating to Customs Declaration

Pursuant to the Customs Law of the PRC promulgated by the Standing Committee of the National People’s Congress (“SCNPC”) on January 22, 1987, most recently amended on April 29, 2021, the consignor or consignee of the goods exported or imported as well as a customs declaration enterprise must register themselves for declaration activities at customs in accordance with the law. Anyone who is not registered at the customs shall not conduct declaration activities. Customs brokers or customs declaration persons shall not make customs declaration illegally on behalf of others or conduct customs declaration activities beyond their business scope. Pursuant to the Administrative Provisions of the Customs on Record-filing of Customs Declaration Entities promulgated by the General Administration of Customs (the “GAC”) on November 19, 2021 and became effective on January 1, 2022, a consignor or consignee of imported and exported goods as well as customs declaration enterprise shall go through customs declaration entity record-filing formalities with the competent customs in accordance with the applicable provisions. Customs declaration entities may handle customs declarations business within the customs territory of the PRC.

On April 16, 2018, the GAC circulated the Announcement on Matters relating to the Consolidation of Enterprises’ Qualifications for Customs Declaration and Declaration for Inspection and Quarantine (“Announcement 28”), the record-filing for declaration agencies for inspection and quarantine and the registration for customs declaration enterprises will be consolidated into the registration for customs declaration enterprises. From April 20, 2018, an enterprise will simultaneously become qualified for the customs declaration and the declaration for inspection and quarantine, once it has registered itself or filed a record with the customs and the customs will approve and issue the Certificate of the Customs of the People’s Republic of China on Registration of the Customs Declaration Entity and the Registration Form for Declaration Enterprises for Entry-Exit Inspection and Quarantine affixed with its special seal for registration and record-filing to the registered or recorded enterprise simultaneously.

On October 26, 2018, the GAC circulated the Announcement on Matters Related to Promoting the Integration of Customs Inspection and Optimizing the Registration of Customs Declaration, according to which, from October 29, 2018, the Certificate of the Customs of the People’s Republic of China on Registration of the Customs Declaration Entity issued by the customs to the customs declaration enterprise that has completed the registration automatically reflects the two qualifications for customs declaration and the declaration for inspection and quarantine. The original “Registration Form for Declaration Enterprises for Entry-Exit Inspection and Quarantine” and “Registration Form for Entry-Exit Inspection and Quarantine Reporters” will no longer be issued. Any enterprises engaged in the business of making customs declarations and making the declaration for inspection and quarantine as an agent should obtain relevant certificate and make filings for customs declaration persons as prescribed by the foresaid regulations.

Regulations Relating to Import and Export Goods

Pursuant to the Foreign Trade Law which was promulgated by SCNPC on May 12, 1994 and was most recently amended on December 30, 2022 and the Administrative Regulations for the Import and Export of Goods which were issued by the State Council on December 10, 2001 and became effective on January 1, 2002, certain goods are allowed to be imported into or exported out of China freely while certain goods are prohibited or restricted from being imported into or exported out of China due to their impact on national security, life and health of people, animals or plants, the development of certain domestic industries, or other reasons stipulated in relevant laws and regulations. No one shall import or export goods that are prohibited from being imported into or exported out of China. The import and export of goods that are restricted from being imported into or exported out of China shall be in compliance with relevant restrictive laws and regulations.

Before December 30, 2022, according to the then-effective Foreign Trade Law, and the Measures for the Record-Filing and Registration of Foreign Trade Operators promulgated by MOC on June 25, 2004, and most recently amended on May 10, 2021, foreign trade operators which engage in the import and export of goods shall go through the record-filing and registration with MOC or an authority authorized by MOC, unless laws, administrative regulations and rules of MOC provide that it is unnecessary to go through such formalities. If foreign trade operators fail to go through the formalities for record-filing and registration in accordance with relevant provisions, the PRC customs authority shall refuse to handle the declaration and clearance formalities of their imports and exports. On December 30, 2022, the Foreign Trade Law of the PRC was amended, and foreign trade operators were no longer required to go through the record registration formalities.

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According to the Customs Law of the PRC, unless otherwise provided for, the declaration of import or export goods and the payment of customs duties may be made by the consignees or consigners themselves, and such formalities may also be completed by their entrusted customs brokers that have registered with the PRC customs authority. The Regulations on Import and Export Duties, promulgated by the State Council on November 23, 2003 and most recently amended on March 1, 2017, further stipulated that, unless otherwise provided by the relevant laws and regulations, goods permitted to be imported into or exported out of China shall be subject to payment of customs duties. The consignees of imported goods, consigners of exported goods or owners of inward articles shall undertake the obligation of the payment of customs duties. The State Council also promulgated implementation rules and tariff schedules to regulate the items and rates of the customs duties.

According to the Import and Export Commodity Inspection Law promulgated by SCNPC on February 21, 1989 and most recently amended on April 29, 2021 and its implementation rules, the imported and exported goods that are subject to compulsory inspection listed in the catalog compiled by the import and export commodity inspection department established by the State Council shall be inspected by the commodity inspection organizations, and the imported and exported goods that are not subject to statutory inspection shall be subject to random inspection. Consignees and consignors or their entrusted customs brokers may apply for inspection to the goods inspection authorities.

Regulations Relating to Leasing

We lease properties for our offices, sorting hubs, pickup and dispatch outlets and other facilities. Pursuant to the Law on Administration of Urban Real Estate of the PRC which took effect on January 1, 1995 with the latest amendment on August 26, 2019, which became effective on January 1, 2020, lessors and lessees are required to enter into a written lease contract, containing such provisions as the term of the lease, the use of the premises, rental price, liability for repair, and other rights and obligations of both parties. Both lessor and lessee are also required to file for registration and record the lease contract with the real estate administration department. Pursuant to implementing rules stipulated by certain provinces or cities, if the lessor and lessee fail to go through the registration procedures, both lessor and lessee may be subject to fines.

According to Civil Code of the PRC, or Civil Code which was promulgated by the National People’s Congress and took effect on January 1, 2021, with the consent of the lessor, the lessee may sublease the leased object to a third person. Where the lessee subleases the leased object, the lease contract between the lessee and the lessor shall continue to be valid, and the lessee shall be liable to the lessor for compensation for any loss caused to the leased object by the third person. Where the lessee subleases the leased object without the consent of the lessor, the lessor may rescind the contract.

Regulations Relating to Fire Protection

Pursuant to Fire Protection Law of the PRC, or the Fire Protection Law, promulgated by the Standing committee of the National People’s Congress on April 29, 1998 with the latest amendment on April 29, 2021, we shall perform the following fire safety and protection responsibilities: (1) implement a fire safety accountability system, and formulate their own fire safety regulations and operating rules and firefighting and emergency evacuation plans; (2) install firefighting facilities and equipment, set up fire protection safety signs and conduct regular inspection and maintenance to ensure that such facilities and equipment remain in good condition and functional in accordance with relevant State and industrial standards; (3) conduct a comprehensive inspection of firefighting facilities in buildings at least once a year to ensure that such facilities remain in good condition and functional; relevant inspection records shall be complete and accurate and shall be kept for future reference; (4) guarantee that fire escapes and exits and passageways for fire engines are kept clear and fire compartments, smoke bays and firebreaks conform to fire protection technical standards; (5) organise fire protection inspections in order to remove any potential fire hazard in time; (6) organise target-specific fire drills; and (7) other fire safety and protection responsibilities required by laws and regulations.

In China, all kinds of warehouses that store goods operated by the state, collectives, and individuals shall comply with the Administrative Rules for Warehouses on Fire Prevention promulgated by the Ministry of Public Security on April 10, 1990, the Code of Design on Building Fire Protection and Prevention promulgated by the Ministry of Housing and Urban-Rural Development with the latest amendment on March 30, 2018, and the General Fire Code for Buildings promulgated by the Ministry of Housing and Urban-Rural Development on January 19, 2023, which repealed certain rules stipulated in the Code of Design on Building Fire Protection and Prevention. Pursuant to the Administrative Rules for Warehouses on Fire Prevention, the warehouse shall designate a key leader as the person in charge of fire prevention, who is fully responsible for the fire safety management of the warehouse, and the goods stored in the warehouse shall be classified, piled, grouped and piled, and necessary fire distances shall be reserved. The total storage capacity of a warehouse and the fire protection distance from buildings, etc. must comply with the provisions of the Code of Design on Building Fire Protection and Prevention.

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Regulations Relating to Internet Information Security and Privacy Protection

In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in December 2011 and effective March 2012, an internet information service provider may not collect any user personal information or provide any such information to third parties without the consent of the user. An internet information service provider must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An internet information service provider is also required to properly maintain the user’s personal information, and in case of any leak or likely leak of the user’s personal information, the internet information service provider must take immediate remedial measures and, in severe circumstances, immediately report to the telecommunications authority. As required under the Personal Information Protection Law of the People’s Republic of China was promulgated by the Standing Committee of the National People’s Congress on August 20, 2021 and came into effect on November 1, 2021, the personal information of a natural person shall be protected by law, and no organization or individual may infringe upon the personal information rights and interests of natural persons.

On December 28, 2012, SCNPC issued Decision of the Standing Committee of the National People’s Congress on Strengthening Information Protection on Networks, pursuant to which network service providers and other enterprises and institutions shall, when gathering and using electronic personal information of citizens in business activities, publish their collection and use rules and adhere to the principles of legality, rationality and necessarily, explicitly state the purposes, manners and scopes of collecting and using information, and obtain the consent of those from whom information is collected, and shall not collect and use information in violation of laws and regulations and the agreement between both sides; and the network service providers and other enterprises and institutions and their personnel must strictly keep such information confidential and may not divulge, alter, damage, sell, or illegally provide others with such information.

On July 16, 2013, MIIT issued the Provisions on the Protection of Personal Information of Telecommunication and Internet User, which was effective on September 1, 2013. The requirements under this order are stricter and wider compared to the above decision issued by the National People’s Congress. According to the provisions, if a network service provider wishes to collect or use personal information, it may do so only if such collection is necessary for the services it provides. Furthermore, it must disclose to its users the purpose, method and scope of any such collection or usage, and must obtain consent from the users whose information is being collected or used. Network service providers are also required to establish and publish their protocols relating to personal information collection or usage, keep any collected information strictly confidential and take technological and other measures to maintain the security of such information. Network service providers are required to cease any collection or usage of the relevant personal information, and provide services for the users to de-register the relevant user account, when a user stops using the relevant Internet service. Network service providers are further prohibited from divulging, distorting or destroying any such personal information, or selling or providing such personal information unlawfully to other parties. In addition, if a network service provider appoints an agent to undertake any marketing or technical services that involve the collection or usage of personal information, the network service provider is required to supervise and manage the protection of the information. The provisions state, in broad terms, that violators may face warnings, fines, public exposure and, criminal liability whereas the case constitutes a crime.

On June 1, 2017, the Cybersecurity Law of the PRC promulgated in November 2016 by SCNPC became effective. This law also absorbed and restated the principles and requirements mentioned in the aforesaid decision and order, and further provides that, where an individual finds any network operator collects or uses his or her personal information in violation of the provisions of any law, regulation or the agreement of both parties, the individual shall be entitled to request the network operator to delete his or her personal information; if the individual finds that his or her personal information collected or stored by the network operator has any error, he or she shall be entitled to request the network operator to make corrections, and the network operator shall take measures to do so. Pursuant to this law, the violators may be subject to: (i) warning; (ii) confiscation of illegal gains and fines equal to one to ten times of the illegal gains; or if without illegal gains, fines up to RMB1,000,000; or (iii) an order to shut down the website, suspend the business operation for rectification, or revoke business license. Besides, responsible persons may be subject to fines between RMB10,000 and RMB100,000.

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In August 2021, the Standing Committee of the National People’s Congress officially promulgated the Personal Information Protection Law, which came into effect from November 1, 2021. The Personal Information Protection Law provides detailed rules on handling personal information and legal responsibilities, including but not limited to the scope of personal information and the ways of processing personal information, the establishment of rules for processing personal information, and the individual’s rights and the processor’s obligations in the processing of personal information. The Personal Information Protection Law also strengthens the punishment for those who illegally process personal information.

On December 28, 2021, the CAC and 12 other relevant PRC government authorities published the amended Cybersecurity Review Measures, which came into effect on February 15, 2022 and supersede and replace the Cybersecurity Review Measures previously promulgated on April 13, 2020. The final Cybersecurity Review Measures provide that the purchase of network products and services by a “critical information infrastructure operator” (the “CIIO”) and the data processing activities of a “network platform operator” that affect or may affect national security shall be subject to the cybersecurity review. If a “network platform operator” that possesses the personal information of more than one million users seeks to be listed in a foreign country, it must apply for a cybersecurity review with the Cybersecurity Review Office. Our main business is logistic services including project logistic, cross border logistic and general logistic. In addition, our customers and service objects are mainly domestic enterprises and institutions, rather than individual users, and we do not possess personal information of more than one million users. Therefore, we do not need to declare the cybersecurity review to the Cybersecurity Review Office.

On July 7, 2022, the CAC promulgated Measures for the Security Assessment of Outbound Data Transfer), which came into effect on September 1, 2022. According to such Measures, a data processor shall apply to the national cyberspace administration for the security assessment of the outbound data transfer through the local provincial cyberspace administration if it provides data to abroad under any of the following circumstances: (i) such data processor provides material data to abroad; (ii) the critical information infrastructure operator or such data processor that has processed personal data of over one million people provides personal data to abroad; (iii) the data processor that has provided personal data of over 100,000 people or sensitive personal data of over 10,000 people cumulatively since January 1 of the previous year provides personal data to abroad; and (iv) any other circumstance where an application for the security assessment of outbound data transfer is required by the National Cyberspace Administration. The Guidelines for the Application for the Security Assessment of Outbound Data Transfer (First Edition) that was issued by the CAC and came into effect on August 31, 2022 further clarifies, among others, the scope of application, methods for declaration and the declaration process of the Security Assessment of Outbound Data Transfer.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Albert Wong	58	Chief Executive Officer, Director and Chairman of the Board
Ching Hei Li	66	Director
Chung Leung Cheung	67	Chief Financial Officer
Lin Tan	54	Chief Operating Officer
Yu-yun Tristan Kuo	69	Independent Director Nominee
Chun Pong (Colman) Chiu	47	Independent Director Nominee
Shiu Wing Joseph Chow	52	Independent Director Nominee

*	Each of Yu-yun Tristan Kuo, Colman Chiu and Shiu Wing Joseph Chow has indicated his consent to serve as an independent director upon the formal appointment by the board of directors prior to the effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

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Biography

Albert Wong. Mr. Wong was appointed as the Chief Executive Officer (“CEO”) of the Company on February 8, 2024 and a director of the Company on July 27, 2023. Since Sept 2023, Mr. Wong has served as a director of Hangzhou TC-Link. From Feb 2006 to Sept 2023, Mr. Wong served as a director of Suzhou TC-Link. Mr. Wong has served as Chairman of the Board of Eastern Worldwide Company, Limited in Hong Kong since 1996. Mr. Wong was the Honorary President of Hong Kong Logistics Association and was conferred as its Life Honorary President in 2018. Mr. Wong received “Man of Year 2016” award from Esquire Magazine and was selected as “Hong Kong Tatler-Society Top 500” by Hong Kong Tatler. Mr. Albert received his MBA from Barrington University, USA in 2002 and received his PhD of Business Administration from International American University in 2012.

Chinghei Li. Mr. Li was appointed as a director of the Company on February 8, 2024. Since September 2023, Mr. Li has served as a director of Hangzhou TC-Link. Mr. Li has served as the General Manager of Eastern Worldwide Company, Limited in Hong Kong since 1994. From February 2006 to September 2023, Mr. served as a director of Suzhou TC-Link. From 1992 to 1994, Mr. Li worked as the Marketing Manager in Sankyu U.S.A. Inc. in Los Angeles. From 1982 to 1992, Mr. Li served as the Logistics Manager of Eastern Worldwide Co., Ltd.

Chungleung Cheung. Mr. Cheung was appointed as the Chief Financial Officer (“CFO”) of the company on February 8, 2024. Mr. Cheung has served as a director of Hangzhou TC-Link since September 2023. From 1979 to January 31, 2024 Mr. Cheung served as the General Manager of the Finance and Administration Department of Eastern Worldwide Company, Limited in Hong Kong. From February 2006 to September 2023, Mr. Cheung served as a director of Suzhou TC-Link. In 2001, Mr. Cheung became a senior member of the Institute of Public Accountants in Australia (FIPA). Mr. Cheung became a senior member of the Institute of Financial Accountants in the UK (FIFA) in 1990 and a senior member of the Hong Kong Registered Financial Planners Association (FHKRFP) in 2003. Mr. Cheung completed the Certificate in Accountancy course from the Hong Kong Polytechnic University in 1980.

Lin Tan. Mr. Tan was appointed as Chief Operating Officer (COO) of the Company on February 8, 2024. Since September 2023, Mr. Tan has served as a director and chief executive officer of Hangzhou TC-Link. Since January 2006, Mr. Tan has served as a director and chief executive officer of Suzhou TC-Link. From 2000 to 2016, Mr. Tan has served as vice president of Eastern Worldwide Company, Limited. Shenzhen Branch. From 1994 to 2000, Mr. Tan worked at Shenkyu Logistics, a Sino-Japanese joint venture and was responsible for transportation, storage yard and engineering logistics management. Mr. Tan graduated from Chongqing Jiaotong University in July 1992 with a bachelor’s degree in Transportation Management. Mr. Tan received MBA certificates from Tsinghua University in China and the University of Northern Virginia in the USA in August 2009 and June 2010, respectively.

Y. Tristan Kuo. Mr. Kuo has served as a board member, chairman of the audit committee and a member of compensation committee and corporate governance and nominating committee of of Jowell Global Ltd. (Nasdaq: JWEL) since December 23, 2020. Since September 2022, Mr. Kuo has served as a board member, chairman of the audit committee and a member of compensation committee and corporate governance and nominating committee of Cine Top Culture Holdings Limited. Since August 29, 2022, Mr. Kuo has served as a consultant and was the chief financial officer of Aerkomm Inc. (EuroNext-Paris: AKOM, OTCQX: AKOM) from April 10, 2017 to August 28, 2022. From November 1, 2019 to December 16, 2021, Mr. Kuo has served as a board member, chairman of the audit committee and a member of compensation committee and corporate governance and nominating committee of Oriental Culture Holding LTD. (Nasdaq: OCG). From April 2016 to February 2020, Mr. Kuo served as vice president of investor relations and board secretary of Nutrastar International, Inc. From August 2015 to April 2017, Mr. Kuo served as chief financial officer of Success Holding Group International, Inc. From December 2014 to August 2015, Mr. Kuo served as engagement partner of Tatum. From August 2014 to May 2015, Mr. Kuo served as a member of board of directors and chairman of the audit committee of KBS Fashion Group Limited (NASDAQ: KBSF). From June 2012 to November 2013, Mr. Kuo served as chief financial officer of Crown Bioscience, Inc. Mr. Kuo was the chief financial officer of China Biologic Products (NASDAQ: CBPO) from June 2008 to May 2012 and was the vice president-finance of China Biologic Products September 2007 to May 2008. Mr. Kuo received Master of Arts in Accounting from The Ohio State University in February 1982 and his Bachelor of Arts in Economics from Soochow University in Taiwan in May 1977. We believe that Mr. Kuo’s expertise and knowledge of accounting and management will benefit the Company’s operations and make him a valuable member of the board of directors and its committees.

Chun Pong (Colman) Chiu. Mr. Chiu has been served as an executive director of investment banking and equity capital market department of TFI Capital Limited Since July 2022. From May 2021 to July 2022, Mr. Chiu served as a director of Advent Corporate Finance Limited. From October 2019 to May 2021, Mr. Chiu served as an executive director and advisor of TD King Capital Limited. From August 2015 to July 2019, Mr. Chiu served as a director of South China Finance and Management Limited. From July 2009 to July 2015, Mr. Chiu served as a vice president of Longrun Tea Company Limited where he was responsible for fundraising and providing capital market advisory. Mr. Chiu also worked at the corporate finance department of ABN AMRO, DBS Asia Capital Limited and Shenyin Wanguo Capital (H.K.) Limited. Mr. Chiu received his Master of Finance from The University of Hong Kong in 2005.

Mr. Shiu Wing Joseph Chow. From 1999 to 2007, Mr. Chow has worked in general commercial and intellectual property law. From 2007 to August, 2015, Mr. Chow practiced at Maurice WM Lee, a law firm in Hong Kong, and held the position of partner at the time of his departure. From August 2015 to March 2017, Mr. Chow worked as consultant at C.T. Chan & Co., a law firm in Hong Kong. Since October 2013, Mr. Chow has been an independent non-executive director of Integrated Waste Solution Group Holdings Limited (HKSE: 0923). Since February 29, 2024, Mr. Chow has served as an independent director of Intelligent Group Ltd. Since March 2017, Mr. Chow has been a co-founder and partner of Wellington Legal, a full service law firm in Hong Kong. Since September, 2018, Mr. Chow has been a director of Jump Start Media, a startup innovation media platform incorporated in Hong Kong that aims to support regional startups in Asia. Since September, 2020, Mr. Chow has been a Director of Solaris Fund Management. Since June, 2021, Mr. Chow has been a director of Blue Safari Group Acquisition Corporation (NASDAQ: BSGA), a SPAC that has entered into a definitive merger agreement for a business combination with Bitdeer Technologies Holding Company, a technology company in the field of cryptocurrency mining. Mr. Chow obtained a Bachelor of Laws from the City University of Hong Kong in 1996, and a Post-Graduate Certificate in Laws from the University of Hong Kong in 1997, and was admitted in Hong Kong as a solicitor in 1999.

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Employment Agreements, Director Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Pursuant to these agreements, each of our executive officers is employed for an initial term of one year, renewable upon mutual agreement of the Company and the executive officer.

The executive officers are entitled to a fixed salary and to participate in our equity incentive plans, if any, and other company benefits, each as determined by the board of directors from time to time.

We may terminate the executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts, such as conviction or plea of guilty to a felony or grossly negligent or dishonest acts to our detriment, or material breach of any term of any employment or other services, confidentiality, intellectual property or non-competition agreements with the Company. In such case, the executive officer will solely be entitled to accrued and unpaid salary through the effective date of such termination, and his/her right to all other benefits will terminate, except as required by any applicable law. The executive officer is not entitled to severance payments upon any termination.

The executive officer may voluntarily terminate his/her employment for any reason, and such termination shall take effect 30 days after the receipt by the Company of the notice of termination. Upon the effective date of such termination, the executive officer shall be entitled to (a) accrued and unpaid salary and vacation through such termination date; and (b) all other compensation and benefits that were vested through such termination date. In the event the executive officer is terminated without notice, it shall be deemed a termination by the Company for cause.

Each of our executive officers has agreed not to use for his or her personal purposes nor divulge, furnish, or make accessible to anyone or use in any way (other than in the ordinary course of the business of the Company) any confidential or secret information or knowledge of the Company, whether developed by him or herself or by others.

In addition, each executive officer has agreed to be bound by non-competition restrictions during the term of his or her employment and for six months following the last date of employment.

Each executive officer also has agreed not to (i) solicit or induce, on his or her own behalf or on behalf of any other person or entity, any employee of the Company or any of its affiliates to leave the employ of the Company or any of its affiliates; or (ii) solicit or induce, on his or her own behalf or on behalf of any other person or entity, any customer or prospective customer of the Company or any of their respective affiliates to reduce its business with the Company or any of its affiliates.

We will enter into director agreements with each of our independent directors, which agreements set forth the terms and provisions of their respective engagements.

In addition, we will enter into indemnification agreements with each of our directors and executive officers that provide such persons with additional indemnification beyond that provided in our current Memorandum and Articles of Association.

Compensation of Directors and Executive Officers

For the fiscal years ended March 31, 2024 and 2023, we paid $136,345 (RMB977,200) and $143,558 (RMB 983,600) to our executive officer for his services and we did not pay our directors for their services solely as our directors during the fiscal years ended March 31, 2024 and 2023. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance, and housing fund plans through a PRC government-mandated defined contribution plan.

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Board of Directors and Committees

Our board of directors will consist of five directors. The NASDAQ Capital Market corporate governance rules require that a majority of an issuer’s board of directors must consist of independent directors. We will have a majority of independent directors serving on our board of directors.

Our board of directors may exercise all the powers of our Company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our Company or of any third party. None of our non-executive directors has a service contract with us that provides for severance payments upon termination of service.

We have established an Audit Committee, a Compensation Committee, and a Corporate Governance and Nominating Committee. Each of the committees of the board of directors is described below.

Audit Committee

[         ], [         ], and [        ] are members of our Audit Committee; [     ] serves as the chairman of the Audit Committee. All members of our Audit Committee satisfy the independence standards promulgated by the SEC and by NASDAQ as such standards apply specifically to members of audit committees.

We have adopted and approved a charter for the Audit Committee. In accordance with our Audit Committee Charter, our Audit Committee shall:

●	evaluate the independence and performance of, and assess the qualifications of, our independent auditor, and engage such independent auditor;

●	approve the plan and fees for the annual audit, quarterly reviews, tax and other audit-related services, and approve in advance any non-audit service to be provided by the independent auditor;

●	monitor the independence of the independent auditor and the rotation of partners of the independent auditor on our engagement team as required by law;

●	review the financial statements to be included in our Annual Report on Form 20-F and Current Reports on Form 6-K and review with management and the independent auditors the results of the annual audit and reviews of our quarterly financial statements;

●	oversee all aspects of our systems of internal accounting control and corporate governance functions on behalf of the board of directors;

●	review and approve in advance any proposed related-party transactions and report to the full board of directors on any approved transactions; and

●	provide oversight assistance in connection with legal, ethical, and risk management compliance programs established by management and the board of directors, including Sarbanes-Oxley Act implementation, and make recommendations to the board of directors regarding corporate governance issues and policy decisions.

We have determined that [        ] possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC.

Compensation Committee

[        ], [          ], and [        ] are members of our Compensation Committee; [        ] serves as the chairman of the Compensation Committee. All members of our Compensation Committee are qualified as independent under the current definition promulgated by NASDAQ. We have adopted a charter for the Compensation Committee.

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In accordance with the Compensation Committee’s Charter, the Compensation Committee is responsible for overseeing and making recommendations to the board of directors regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices. The Compensation Committee shall:

●	approve compensation principles that apply generally to Company employees;

●	make recommendations to the board of directors with respect to incentive compensation plans and equity-based plans taking into account the results of the most recent rules to provide the shareholders with an advisory vote on executive compensation, generally known as “Say on Pay Votes” (Section 951 in The Dodd-Frank Wall Street Reform and Consumer Protection Act), if any;

●	administer and otherwise exercise the various authorities prescribed for the Compensation Committee by the Company’s incentive compensation plans and equity-based plans;

●	select a peer group of companies against which to benchmark/compare the Company’s compensation systems for principal officers elected by the board of directors;

●	annually review the Company’s compensation policies and practices and assess whether such policies and practices are reasonably likely to have a material adverse effect on the Company;

●	determine and oversee stock ownership guidelines and stock option holding requirements, including periodic review of compliance by principal officers and members of the board of directors;

Corporate Governance and Nominating Committee

[        ], [        ], and [        ] are members of our Corporate Governance and Nominating Committee; [       ] serves as the chairman of the Corporate Governance and Nominating Committee. All members of our Corporate Governance and Nominating Committee are qualified as independent under the current definition promulgated by NASDAQ. We have adopted a charter for the Corporate Governance and Nominating Committee.

In accordance with its charter, the Corporate Governance and Nominating Committee is responsible for identifying and proposing new potential director nominees to the board of directors for consideration and reviewing our corporate governance policies. The Corporate Governance and Nominating shall:

●	Identify and screen individuals qualified to become Board members consistent with the criteria approved by the board of directors, and recommend to the board of directors’ director nominees for election at the next annual or special meeting of shareholders at which directors are to be elected or to fill any vacancies or newly created directorships that may occur between such meetings;

●	Recommend directors for appointment to Board committees;

●	Make recommendations to the board of directors as to determinations of director independence;

●	Oversee the evaluation of the board of directors;

●	Make recommendations to the board of directors as to compensation for the Company’s directors; and

●	Review and recommend to the board of directors the Corporate Governance Guidelines and Code of Business Conduct and Ethics for the Company.

Director Independence

Our board of directors reviewed the materiality of any relationship that each of our directors has with us, either directly or indirectly, and the Company has determined that [      ], [        ], and [        ] are “independent directors” as defined by NASDAQ.

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Code of Ethics

We have adopted a code of ethics that applies to all executive officers, directors, and employees. The code of ethics codifies the business and ethical principles that govern all aspects of our business.

Family Relationships

There is no family relationship among any of our directors or executive officers.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our Company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our Memorandum and Articles of Association as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our company has a right to seek damages against any director who breaches a duty owed to us. Our board of directors has all the powers necessary for managing and for directing and supervising our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our Company and mortgaging the property of our Company; and

●	approving the transfer of shares in our Company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our directors may be appointed by a resolution of our board of directors or an ordinary resolution of our shareholders. Our directors are not subject to a term of office and hold office until they are removed from office by ordinary resolution of our shareholders. A director will cease to be a director if, among other things, the director (a) becomes bankrupt or makes any arrangement or composition with his creditors; (b) is found to be or becomes of unsound mind; (c) resigns his office by notice in writing to the Company; (d) is removed from office by ordinary resolution of the Company; or (e) is removed from office pursuant to the relevant provision of the Articles.

Our officers are appointed by and serve at the discretion of the board of directors.

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PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of each class of the Company’s voting securities as of the date of this prospectus by our officers, directors, and 5% or more beneficial owners of each class of the Company’s voting securities. There is no other person or group of affiliated persons known by us to beneficially own 5% or more of our voting securities.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security, of which that person has a right to acquire beneficial ownership within 60 days.

Applicable percentage ownership prior to the offering is based on 10,417,000 Ordinary Shares outstanding as of the date of this prospectus. The table also lists the percentage ownership after this offering based on Ordinary Shares and preferred shares outstanding immediately after the completion of this offering sale of [      ] Ordinary Shares, assuming the Underwriter does not exercise its over-allotment option.

Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Beneficially Owned After This Offering		Preferred Shares Beneficially Owned Prior to This Offering		Preferred Shares Beneficially Owned After This Offering
Name of Beneficial Owners	Number	%	Number	%	Number	%	Number	%
Directors and Executive Officers:
Albert Wong(1)	4,266,000	40.95	4,266,000		1,000,000	100	1,000,000	100
Ching Hei Li	323,110	3.10	323,110		-		-
Chung Leung Cheung	423,110	4.06	423,110		-		-
Lin Tan(2)	488,320	4.69	488,320		-
Yu-yun Tristan Kuo	-		-		-		-
Chun Pong (Colman) Chiu
Shiu Wing Joseph Chow
All directors and executive officers as a group (7 individuals)							-
5% or More Shareholders:
Eastern1 Holdings Ltd.(3)	3,578,170	34.35
Ms. Weimei Huang(3)	3,578,170	34.35
Eastern Worldwide Logistics Group Inc.(1)	4,266,000	40.95

(1)

Mr. Albert Wong, Chairman of our Board and Chief Executive Officer of the Company, is the 70% shareholder of Eastern Worldwide Logistics Group Inc. a Samoa company. The registered address of Eastern Worldwide Logistics Group Inc. is Portcullis Chambers, P.O. Box 1225, Apia, Samoa. Mr. Albert Wong also owns all 1,000,000 of the Company’s outstanding preferred shares, and each holder of one preferred share has the right to 10 votes at a meeting of the shareholders of the Company.

(2)	Mr. Lin Tan, our Chief Operating Officer is the sole shareholder of Eastern2 Holdings Ltd. The registered address of Eastern2 Holdings Ltd. is Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands
(3)	Ms. Weimei Huang is the sole shareholder of Eastern1 Holdings Ltd. The registered address of Eastern1 Holdings Ltd. is Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

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RELATED PARTY TRANSACTIONS

Employment Agreements, Director Agreements and Indemnification Agreements

See “Management—Employment Agreements, Director Agreements and Indemnification Agreements.”

The relationship and the nature of related party transactions are summarized as follow:

Name of Related Parties	Relationship to the Company	Nature of Transactions
Jiangsu Longrich Bioscience Co. Ltd. (“Longrich Bioscience”)	A former shareholder of Suzhou TC-Link *	Revenue, working capital loan
Jiangsu Longrich Group Co., Ltd.	Shareholder of Longrich Bioscience	Revenue
Colori Inc. and its subsidiaries	Subsidiaries of Longrich Bioscience	Revenue, purchase
Shanghai Juhao Information Technology Co., Ltd.	Under common control with Longrich Bioscience	Revenue
Eastern Worldwide Company, Limited	Controlled by a major shareholder of the Company, Mr. Albert Wong	Purchase
Shenzhen Eastern Worldwide Logistics Co., Ltd.	Controlled by a major shareholder of the Company, Mr. Albert Wong	Revenue, working capital loan
Lin Tan	Chief Operating Officer (“COO”) of the Company	Working capital loan
Jinghong Jiang	Former Chief Accountant of the Company	Working capital loan

*Jiangsu Longrich Bioscience Co. Ltd. (“Longrich Bioscience”) was a former shareholder of Suzhou TC-Link until Longrich Bioscience transferred all of its shares in Suzhou TC-Link to an individual on March 20, 2023, before Reorganization.

Details of related party balances are summarized as follow:

Accounts receivable from related parties

	As of March 31,
	2024	2023	2022

Jiangsu Longrich Bioscience Co. Ltd.	$-	$318,636	$56,762
Colori Inc. and its subsidiaries	-	253,169	662,686
Shenzhen Eastern Worldwide Logistics Co., Ltd.	407,831	236,759	153,781
Shanghai Juhao Information Technology Co., Ltd.	-	9,350	13,620
Accounts receivable from related parties, gross	407,831	817,914	886,849
Less: allowance for doubtful accounts	(2,971)	(81)	-
Accounts receivable from related parties, net	$404,860	$817,833	$886,849

Accounts payable to related parties

	As of March 31,
	2024	2023	2022

Colori Inc. and its subsidiaries	$-	$62,302	$24,293
Eastern Worldwide Company, Limited	-	-	9,302
Accounts payable to related parties	$-	$62,302	$33,595

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Amounts due from related parties

	As of March 31,
	2024	2023	2022

Eastern Worldwide Company, Limited	$137,099	$-	$-
Colori Inc. and its subsidiaries	-	21,842	-
Jiangsu Longrich Group Co., Ltd.	-	728	789
Amounts due from related parties	$137,099	$22,570	$789

Amounts due to related parties

	As of March 31,
	2024	2023	2022

Lin Tan	$311,193	$162,244	$438,235
Jinghong Jiang	90,000	-	315,492
Jiangsu Longrich Bioscience Co. Ltd.	-	3,472	3,761
Shenzhen Eastern Worldwide Logistics Co., Ltd.	-	590	639
Amounts due to related parties	$401,193	$166,306	$758,127

Amounts due from (to) related parties were interest-free, unsecured and due (repayable) on demand. The Company made (obtained) funds to (from) its related parties for business purposes. As of June 30, 2024, 12.8% of the amount due from Eastern Worldwide Company, Limited as of March 31, 2024 has been settled; and 22.4% of the amounts due to related parties as of March 31, 2024 have been repaid.

Details of related party transactions are summarized as follow:

Revenues from related party customers

	For the years ended March 31,
	2024	2023	2022

Colori Inc. and its subsidiaries	$-	$860,145	$1,599,411
Jiangsu Longrich Bioscience Co. Ltd.	-	321,156	123,093
Shanghai Juhao Information Technology Co., Ltd.	-	33,220	26,657
Jiangsu Longrich Group Co., Ltd.	-	-	789
Shenzhen Eastern Worldwide Logistics Co., Ltd.	282,564	-	717
Revenues from related party customers	$282,564	$1,214,521	$1,750,667

Purchases from related party suppliers

	For the years ended March 31,
	2024	2023	2022

Colori Inc. and its subsidiaries	$-	$82,414	$84,288
Eastern Worldwide Company, Limited	574	-	146,477
Purchases from related party suppliers	$574	$82,414	$230,765

Properties leased from related parties

For the years ended March 31, 2023 and 2022, the Company’s PRC operating subsidiaries have entered into operating leases to rent warehouse buildings and office spaces from certain related parties, please refer to Note 6 for details. Lease expenses incurred for operating leases with related parties were:

	For the years ended March 31,
	2024	2023	2022

Jiangsu Longrich Bioscience Co. Ltd.	$-	$22,579	$24,105
Colori Inc. and its subsidiaries	-	57,166	32,758
Lease expenses to related parties	$-	$79,745	$56,863

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DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our Memorandum and Articles of Association, as amended and restated from time to time, the Companies Act, and the common law of the Cayman Islands.

Our authorized share capital consists of: (i) 450,000,000 Ordinary Shares, par value $0.0001 per share and (ii) 50,000,000 Preferred Shares, par value $0.0001 per share. As of the date of this prospectus, 10,417,000 Ordinary Shares and 1,000,000 Preferred Shares are issued and outstanding.

Our Memorandum and Articles of Association

Ordinary Shares

Dividends. Subject to any rights and restrictions of any other class or series of shares, our board of directors has complete discretion in deciding whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

However, no dividend shall bear interest against the Company.

Voting Rights. Each Ordinary Share shall be entitled to one vote on all matters subject to vote at general and special meetings of our Company and each preferred share shall be entitled to ten (10) votes on all matters subject to vote at general and special meetings of our Company. Voting at any meeting of shareholders is by show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded. A poll may be demanded by the chairman of such meeting or any one or more shareholders who together hold not less than 10% of the nominal value of the total issued voting shares of our Company present in person or by proxy. An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding Ordinary Shares at a meeting. A special resolution will be required for important matters such as making changes to our Memorandum and Articles of Association.

There are no limitations on non-residents or foreign shareholders in the Memorandum and Articles of Association to hold or exercise voting rights on the Ordinary Shares of our Company. However, no person will be entitled to vote at any general meeting or at any separate meeting of the holders of the Ordinary Shares unless the person is registered as of the record date for such meeting and unless all calls or other sums presently payable by the person in respect of Ordinary Shares in the Company have been paid.

Winding Up; Liquidation. Upon the winding up of our company, after the full amount that holders of any issued shares ranking senior to the Ordinary Shares as to distribution on liquidation or winding up are entitled to receive has been paid or set aside for payment, the holders of our Ordinary Shares are entitled to receive any remaining assets of the Company available for distribution as determined by the liquidator. The assets received by the holders of our Ordinary Shares in a liquidation may consist in whole or in part of property, which is not required to be of the same kind for all shareholders.

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Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. Any Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares. We may issue shares that are, or at its option or at the option of the holders are, subject to redemption on such terms and in such manner as it may, before the issue of the shares, determine. Under the Companies Act, shares of a Cayman Islands exempted company may be redeemed or repurchased out of profits of the company, out of the proceeds of a fresh issue of shares made for that purpose or out of capital, provided the memorandum and articles authorize this and it has the ability to pay its debts as they come due in the ordinary course of business.

No Preemptive Rights. Holders of Ordinary Shares will have no preemptive or preferential right to purchase any securities of our company.

Variation of Rights Attaching to Shares. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Act, be materially adversely varied with the written consent of the holders of all of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Anti-Takeover Provisions. Some provisions of our current Memorandum and Articles of Association may discourage, delay or prevent a change of control of our Company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as an exempted limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

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Preferred Shares

Conversion. Each Preferred Share is convertible into one (1) Ordinary Share at any time at the option of the holder thereof. In no event shall Ordinary Shares be convertible into Preferred Shares.

Voting Rights. Each share of Preferred Shares shall have the voting rights equal to ten (10) Ordinary Shares.

Dividends. Except for voting rights and conversion rights as set out hereof, the Ordinary Shares and the Preferred Shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions.

Assignment and Transfer. The holders of Preferred Shares shall have the right to transfer each share of the Preferred Shares to any third party at any time in such holder’s sole and absolute discretion, subject to compliance with applicable securities laws. Upon any sale, transfer, assignment or disposition of any Preferred Share by a shareholder to any person who is not an affiliate of such shareholder, or upon a change of control of any Preferred Share to any person who is not an affiliate of the registered shareholder of such Preferred Share, such Preferred Share shall be automatically and immediately converted into one (1) Ordinary Share.

Warrants

There are no outstanding warrants to purchase any of our securities.

Options

There are no outstanding options to purchase any of our securities.

Differences in Corporate Law

The Companies Act is modelled after that of English law but does not follow many recent English law statutory enactments. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements.

The Cayman Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies provided that the laws of the foreign jurisdiction permit such merger or consolidation. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a new consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the shareholders and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is affected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose, a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest of a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Except in certain limited circumstances, a dissenting shareholder of a Cayman Islands constituent company is entitled to payment of the fair value of his or her shares upon dissenting from a merger or consolidation. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, except for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, Those provisions provide that if a majority in number representing 75% in value of the creditors or class of creditors (as the case may be) present and voting either in person or by proxy at the meeting, agree to any compromise or arrangement, the compromise or arrangement shall, if sanctioned by the Grand Court of the Cayman Islands, be binding on all the creditors or the class of creditors, as the case may be, and also on the company or, where a company is in the course of being wound up, on the liquidator and contributories of the company. Alternatively, if 75% in value of the members or class of members (as the case may be) present and voting either in person or by proxy at the meeting, agree to any compromise or arrangement, the compromise or arrangement shall, if sanctioned by the Grand Court of the Cayman Islands, be binding on all the members or the class of members, as the case may be, and also on the company or, where a company is in the course of being wound up, on the liquidator and contributories of the company. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that: (a) the statutory provisions as to the required majority vote have been met; (b) the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class; (c) the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and (d) the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Companies Act.

The Cayman Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

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If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge:

(a) an act which is illegal or ultra vires with respect to the company and is therefore incapable of ratification by the shareholders;

(b) an act which, although not ultra vires, requires authorization by a qualified (or special) majority (that is, more than a simple majority) which has not been obtained; and

(c) an act which constitutes a “fraud on the minority” where the wrongdoers are themselves in control of the company.

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Articles permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our Articles.

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Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director owes three types of duties to the company: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Cayman Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our amended articles of association, as amended and restated from time to time. We have the right to seek damages where certain duties owed by any of our directors are breached.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our Memorandum and Articles of Association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law does not provide shareholders any right to put proposals before a meeting or requisition a general meeting. However, these rights may be provided in the memorandum and articles of association. Our current Memorandum and Articles of Association allow our shareholders holding not less than one-third of all voting power of our share capital in issue to requisition a shareholder’s meeting. Other than this right to requisition a shareholders’ meeting, our current Memorandum and Articles of Association do not provide our shareholders other right to put proposal before a meeting. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our current Memorandum and Articles of Association do not provide for cumulative voting. As a result, our shareholders are not afforded any fewer protections or rights on this issue than shareholders of a Delaware corporation.

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Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our current Memorandum and Articles of Association, directors may be removed with or without cause, by an ordinary resolution of our shareholders.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a super majority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our current Memorandum and Articles of Association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our current Memorandum and Articles of Association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the sanction of an ordinary resolution passed at a general meeting of the holders of the shares of that class or the written consent the holders of all of the issued shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our current Memorandum and Articles of Association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our current memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our current Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Anti-money Laundering — Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering, we are required to adopt and maintain anti-money laundering procedures and may require subscribers to provide evidence to verify their identity and source of funds. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In some cases the directors may be satisfied that no further information is required since an exemption applies under the Anti-Money Laundering Regulations (Revised) of the Cayman Islands, as amended and revised from time to time (the “Regulations”). Depending on the circumstances of each application, a detailed verification of identity might not be required where:

(a)	the subscriber makes the payment for their investment from an account held in the subscriber’s name at a recognized financial institution; or

(b)	the subscriber is regulated by a recognized regulatory authority and is based or incorporated in, or formed under the law of, a recognized jurisdiction; or

(c)	the application is made through an intermediary which is regulated by a recognized regulatory authority and is based in or incorporated in, or formed under the law of a recognized jurisdiction and an assurance is provided in relation to the procedures undertaken on the underlying investors.

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For the purposes of these exceptions, recognition of a financial institution, regulatory authority, or jurisdiction will be determined in accordance with the Regulations by reference to those jurisdictions recognized by the Cayman Islands Monetary Authority as having equivalent anti-money laundering regulations.

In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any redemption payment to a shareholder if our directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects or has reason for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Act (Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised), if the disclosure relates to criminal conduct or money laundering or (ii) to a police constable or a nominated officer (pursuant to the Terrorism Act (Revised) of the Cayman Islands) or the Financial Reporting Authority, pursuant to the Terrorism Act (Revised), if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Data Protection in the Cayman Islands — Privacy Notice

This privacy notice explains the manner in which we collect, process, and maintain personal data about our investors pursuant to the Data Protection Act (Revised) of the Cayman Islands, as amended from time to time and any regulations, codes of practice, or orders promulgated pursuant thereto (the “DPA”).

We are committed to processing personal data in accordance with the DPA. In our use of personal data, we will be characterized under the DPA as a “data controller,” whilst certain of our service providers, affiliates, and delegates may act as “data processors” under the DPA. These service providers may process personal information for their own lawful purposes in connection with services provided to us.

For the purpose of this privacy notice, “you” or “your” shall mean the subscriber and shall also include any individual connected to the subscriber.

By virtue of your investment in our Company, we and certain of our service providers may collect, record, store, transfer, and otherwise process personal data by which individuals may be directly or indirectly identified. We may combine personal data that you provide to us with personal data that we collect from, or about you. This may include personal data collected in an online or offline context including from credit reference agencies and other available public databases or data sources, such as news outlines, websites and other media sources and international sanctions lists.

Your personal data will be processed fairly and for lawful purposes, including (a) where the processing is necessary for us to perform a contract to which you are a party or for taking pre-contractual steps at your request, (b) where the processing is necessary for compliance with any legal, tax, or regulatory obligation to which we are subject, or (c) where the processing is for the purposes of legitimate interests pursued by us or by a service provider to whom the data are disclosed, or (d) where you otherwise consent to the processing of personal data for any other specific purpose. As a data controller, we will only use your personal data for the purposes for which we collected it. If we need to use your personal data for an unrelated purpose, we will contact you.

We anticipate that we will share your personal data with our service providers for the purposes set out in this privacy notice. We may also share relevant personal data where it is lawful to do so and necessary to comply with our contractual obligations or your instructions or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, we will share your personal data with regulatory, prosecuting, and other governmental agencies or departments, and parties to litigation (whether pending or threatened), in any country or territory including to any other person where we have a public or legal duty to do so (e.g. to assist with detecting and preventing fraud, tax evasion, and financial crime or compliance with a court order).

Your personal data shall not be held by our Company for longer than necessary with regard to the purposes of the data processing.

We will not sell your personal data. Any transfer of personal data outside of the Cayman Islands shall be in accordance with the requirements of the DPA. Where necessary, we will ensure that separate and appropriate legal agreements are put in place with the recipient of that data.

We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction, or damage to the personal data.

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment into our Company, this will be relevant for those individuals and you should transmit this document to those individuals for their awareness and consideration.

You have certain rights under the DPA, including (a) the right to be informed as to how we collect and use your personal data (and this privacy notice fulfils our obligation in this respect), (b) the right to obtain a copy of your personal data, (c) the right to require us to stop direct marketing, (d) the right to have inaccurate or incomplete personal data corrected, (e) the right to withdraw your consent and require us to stop processing or restrict the processing, or not begin the processing of your personal data, (f) the right to be notified of a data breach (unless the breach is unlikely to be prejudicial), (g) the right to obtain information as to any countries or territories outside the Cayman Islands to which we, whether directly or indirectly, transfer, intend to transfer, or wish to transfer your personal data, general measures we take to ensure the security of personal data, and any information available to us as to the source of your personal data, (h) the right to complain to the Office of the Ombudsman of the Cayman Islands, and (i) the right to require us to delete your personal data in some limited circumstances.

If you do not wish to provide us with requested personal data or subsequently withdraw your consent, you may not be able to invest in our Company or remain invested in our Company as it will affect our ability to manage your investment.

If you consider that your personal data has not been handled correctly, or you are not satisfied with our responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by calling +1 (345) 946-6283 or by email at info@ombudsman.ky.

Economic Substance Legislation of the Cayman Islands

The Cayman Islands, together with several other non-European Union jurisdictions, have introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the International Tax Co-operation (Economic Substance) Act (Revised) (the “Substance Act”) came into force in the Cayman Islands in January 2019 introducing certain economic substance requirements for in-scope Cayman Islands entities which are engaged in certain “relevant activities.” An exempted company incorporated in the Cayman Islands as is our Company is an in-scope Cayman Islands entity; however, it does not include an entity that is tax resident outside the Cayman Islands. Based on the current interpretations of the Substance Act, our Company is a “pure equity holding company” and will therefore likely be subject to more limited substance requirements. However, as it is a relatively new regime, it is anticipated that the Substance Act will evolve and be subject to further clarification and amendments. Failure to satisfy applicable requirements may subject us to penalties under the Substance Act.

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SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no established public trading market for our Ordinary Shares. We cannot assure you  that a liquid trading market for our Ordinary Shares will develop on NASDAQ or be sustained after this offering. Future sales of substantial amounts of Ordinary Shares in the public market, or the perception that such sales may occur, could adversely affect the market price of our Ordinary Shares. Further, since a large number of our Ordinary Shares will not be available for sale shortly after this offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of our Ordinary Shares in the public market after these restrictions lapse, or the perception that such sales may occur, could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have an aggregate of [       ] Ordinary Shares outstanding, assuming no exercise of the Underwriter’s over-allotment option. The Ordinary Shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act.

As of the date of this prospectus, [        ] Ordinary Shares held by existing shareholders are deemed “restricted securities” as that term is defined in Rule 144 and may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including Rule 144. A total of [        ], or [        ]%, of our currently outstanding Ordinary Shares will be subject to “lock-up” agreements described below on the effective date of this offering. Upon expiration of the lock-up period of six (6) months after the date of this prospectus, outstanding shares will become eligible for sale, subject in most cases to the limitations of Rule 144. The remaining [        ] shares may be sold in accordance with Rule 144.

The following table summarizes the total shares potentially available for future sale.

Days After Date of this Prospectus	Shares Eligible for Sale	Comment
Upon Effectiveness		Freely tradable shares sold in the offering.

90 days		Shares saleable under Rule 144.

Six months		Shares saleable after expiration of the lock-up.

Rule 144

All of our Ordinary Shares that will be issued and outstanding upon the completion of this offering, other than those Ordinary Shares sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, under Rule 144, beginning ninety days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our share capital that such person has held for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations, except that sales of our share capital by any such person would be subject to the availability of current public information about us if the shares to be sold were held by such person for less than one year.

Beginning ninety days after the date of this prospectus, our affiliates who have beneficially owned shares of our share capital for at least six months, including the holding period of any prior owner other than another of our affiliates, would be entitled to sell within any three-month period those shares and any other shares they have acquired that are not restricted securities, provided that the aggregate number of shares sold does not exceed the greater of:

●	1% of the number of shares of our authorized share capital then outstanding, which will equal approximately [ ] Ordinary Shares immediately after this offering assuming no exercise of the Underwriter’s over-allotment option; or

●	the average weekly trading volume in our Ordinary Shares on the listing exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates are generally subject to the availability of current public information about us, as well as certain “manner of sale” and notice requirements.

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Rule 701

In general, under Rule 701 under the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our Ordinary Shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those Ordinary Shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. If any of our employees, executive officers or directors purchase shares under a written compensatory plan or contract, they may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares would be required to wait until 90 days after the date of this prospectus before selling any such shares. We do not currently have any compensatory stock plan for our employees, consultants or advisors.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

Lock-up Agreements

We and each of our officers, directors and certain shareholders have agreed, subject to certain exceptions, not to, directly or indirectly, offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of, or enter into any swap or other transaction that is designed to, or could be expected to, result in the disposition of any of our Ordinary Shares or other securities convertible into or exchangeable or exercisable for our Ordinary Shares or derivatives of our Ordinary Shares (whether any such swap or transaction is to be settled by delivery of securities, in cash, or otherwise), owned by these persons prior to this offering or acquired in this offering or Ordinary Shares issuable upon exercise of options or warrants held by these persons until after six (6) months following the effective of the registration statement of which this prospectus forms a part.

TAXATION

The following discussion of material Cayman Islands, PRC and United States federal income tax consequences of an investment in our Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our Ordinary Shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Ogier, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Zhonglun Law Firm, our PRC counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands). The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (Revised) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. The Company is required to comply with the economic substance requirements from July 1, 2019 and make an annual report in the Cayman Islands as to whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

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People’s Republic of China Taxation

Under the EIT Law, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income as well as tax reporting obligations. Under the Implementation Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, SAT Circular 82 issued in April 2009 specifies that certain offshore-incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if all of the following conditions are met: (a) senior management personnel and core management departments in charge of the daily operations of the enterprises have their presence mainly in the PRC; (b) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) major assets, accounting books and company seals of the enterprises, and minutes and files of their board’s and shareholders’ meetings are located or kept in the PRC; and (d) half or more of the enterprises’ directors or senior management personnel with voting rights habitually reside in the PRC. Further to SAT Circular 82, the SAT issued SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on PRC resident enterprise status and administration on post-determination matters. If the PRC tax authorities determine that the Company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavourable PRC tax consequences could follow. For example, our subsidiaries in China may be subject to enterprise income tax at a rate of 25% with respect to its worldwide taxable income. Also, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or Ordinary Shares and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our shares or Ordinary Shares.

It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or Ordinary Shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. See “Risk Factors—Risk Factors Relating to Doing Business in China—Under the PRC Enterprise Income Tax Law, we may be classified as a PRC resident enterprise for PRC enterprise income tax purposes. Such classification would likely result in unfavourable tax consequences to us and our non-PRC Shareholders and have a material adverse effect on our results of operations and the value of your investment”.

The SAT issued SAT Circular 59 together with the Ministry of Finance in April 2009 and SAT Circular 698 in December 2009. Both SAT Circular 59 and SAT Circular 698 became effective retroactively as of January 1, 2008, and Circular 7, in replacement of some of the existing rules in Circular 698, became effective in February 2015. On October 17, 2017, the SAT promulgated Bulletin 37, and Circular 698 was replaced effective December 1, 2017. Under Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets, may report such indirect transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. We and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed, under Circular 59 or Circular 7 and Bulletin 37, and may be required to expend valuable resources to comply with Circular 59, Circular 7 and Bulletin 37 or to establish that we and our non-resident enterprises should not be taxed under these circulars. In addition, in accordance with the Individual Income Tax Law promulgated by the Standing Committee of NPC, later amended on August 31, 2018, and effective January 1, 2019, where an individual carries out other arrangements without reasonable business purpose and obtains improper tax gains, the tax authorities shall have the right to make tax adjustments based on a reasonable method, and levy additional tax and collect interest if there is a need to levy additional tax after making tax adjustments. As a result, our beneficial owners, who are PRC residents, may be deemed to have carried out other arrangements without reasonable business purpose and obtained improper tax gains for such indirect transfer, and thus be levied tax. See “Risk Factors—Risk Factors Relating to Doing Business in China—We face uncertainty regarding the PRC tax reporting obligations and consequences for certain indirect transfers of our operating company’s equity interests. Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.”

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Pursuant to the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Tax Evasion With Respect to Taxes on Income, or the Tax Arrangement, where a Hong Kong resident enterprise which is considered a non-PRC tax resident enterprise directly holds at least 25% of a PRC enterprise, the withholding tax rate in respect of the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, subject to approval of the PRC local tax authority. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a resident enterprise of the counter-party to such Tax Arrangement should meet the following conditions, among others, in order to enjoy the reduced withholding tax under the Tax Arrangement: (i) it must directly own the required percentage of equity interests and voting rights in such PRC resident enterprise; and (ii) it should directly own such percentage in the PRC resident enterprise anytime in the 12 months prior to receiving the dividends. According to the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements, or the Administrative Measures, promulgated by the SAT on October 14, 2019, implemented on January 1, 2020, if a non-resident taxpayer meet the conditions for enjoying the treatment under tax agreements, he can enjoy such treatment at the time of tax declaration or through the withholding agent at the time of withholding declaration and accept subsequent management from the tax authorities. In the case of source withholding and designated withholding, if a non-resident taxpayer believes that he meets the conditions for enjoying such treatment and needs to enjoy it, he shall take the initiative to propose to the withholding agent and submit relevant report forms and materials to the withholding agent. Accordingly, Eastern HK may be able to enjoy the 5% withholding tax rate for the dividends it receives from the WFOE, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations, and obtains the approvals as required under the Administrative Measures. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements that we have made are for the primary purpose of enjoying a favourable tax treatment, the relevant tax authorities may adjust the favourable withholding tax in the future.

United States Federal Income Tax Considerations

The following is a discussion of United States federal income tax considerations relating to the acquisition, ownership, and disposition of our Ordinary Shares by a U.S. Holder, as defined below, that acquires our Ordinary Shares in this offering and holds our Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any tax laws other than the United States federal income tax laws, including any state, local, alternative minimum tax or non-United States tax considerations, or the Medicare tax. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or treated as a tax resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

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If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Ordinary Shares are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on NASDAQ. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this prospectus.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to limitations.

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Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation is considered a PFIC for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

We must make a separate determination each year as to whether we are a PFIC. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, at least 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated affiliated entities, as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, the shares will continue to be treated as stock in a PFIC for all succeeding years during which you hold Ordinary Shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

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A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the Ordinary Shares are regularly traded on NASDAQ and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares. Failure to report the information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file Form 8938.

UNDERWRITING

We expect to enter into an underwriting agreement dated on the date of this prospectus with the underwriters named below, for whom Maxim Group LLC is acting as the representative with respect to the Ordinary Shares in this offering (the “Underwriting Agreement”). The underwriters may retain other brokers or dealers to act as sub-agents on its behalf in connection with this offering and may pay any sub-agent a solicitation fee with respect to any securities placed by it. Under the terms and subject to the conditions contained in the Underwriting Agreement, we have agreed to issue and sell to the Underwriter the number of shares indicated below:

Name	Number of shares
Maxim Group LLC
Total

The underwriters and the representative are collectively referred to as the “underwriters” and the “representative”, respectively. The underwriters are offering the shares subject to its acceptance of the shares from us and subject to prior sale. The Underwriting Agreement provides that the obligations of the underwriters to pay for and accept delivery of the shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the Underwriter’s over-allotment option described below.

Over-Allotment Option

We have agreed to grant to the Underwriter an over-allotment option, exercisable within 45 days after the date of this prospectus, to purchase up to an additional [        ] Ordinary Shares (15% of the Ordinary Shares offered to the public) at the public offering price listed on the cover page of this prospectus, less underwriting discounts. The option may be exercised in whole or in part, and may be exercised more than once, during the 45-day option period. The Underwriter may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering contemplated by this prospectus.

Discounts and Expenses

The underwriters will offer the Ordinary Shares to the public at the initial public offering price set forth on the cover of this prospectus and to selected dealers at the initial public offering price less a selling concession not in excess of $[       ] per share, assuming an initial public offering price of $[      ] per share. After this offering, the initial public offering price, concession and reallowance to dealers may be reduced by the Underwriter No change in those terms will change the amount of proceeds to be received by us as set forth on the cover of this prospectus. The securities are offered by the Underwriter as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

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The underwriting discount is equal to 7.25% of the public offering price on each of the Ordinary Shares being offered.

The table below shows the initial public offering price per Ordinary Share, underwriting discounts to be paid by us, and the proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the Underwriter’s option to purchase up to an additional [      ] Ordinary Shares.

Total
	Per Share	No Exercise of Over-allotment Option	Full Exercise of Over-allotment Option
Initial public offering price(1)	$	$	$

Underwriting discounts to be paid by us	$	$	$

Proceeds, before expenses, to us	$	$	$

(1)	Initial public offering price per share is assumed as $[ ] per Ordinary Share.

We have agreed to reimburse the Underwriter up to a maximum of $200,000 for out-of-pocket accountable expenses in the event of a closing of this offering, and shall not exceed $115,000 in the event that there is not a closing of this offering, including, but not limited to travel, due diligence expenses, reasonable fees and expenses of its legal counsel, roadshow, and background check of the Company’s principals.

We paid an advanced expense deposit of $50,000 to the Underwriter upon the execution of the engagement letter between us and the Underwriter dated February 8, 2024 (the “Engagement Letter”) for the Underwriter’s anticipated out-of-pocket expenses; any expense deposits will be returned to us to the extent the Underwriter’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

Except as disclosed in this prospectus, the Underwriter has not received and will not receive from us any other item of compensation or expense in connection with this offering considered by FINRA to be underwriting compensation under FINRA Rule 5110.

We have applied to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “ELOG”. There is no assurance that such application will be approved, and if our application is not approved, this offering may not be completed.

Underwriters’ Warrants

In addition, we have agreed to grant warrants (the “Underwriters’ Warrants”) to Maxim Partners LLC to purchase a number of Ordinary Shares equal to 4% of the total number of Ordinary Shares sold in this offering. The Underwriters’ Warrants shall have an exercise price equal to 120% of the offering price of the Ordinary Shares sold in this offering. The Underwriter’s Warrants will be non- exercisable for six months from the commencement of sales of this offering. The Underwriters’ Warrants will be exercisable for 5 years from the commencement of sales of this offering and will terminate on the fifth anniversary of the commencement of sales of this offering in compliance with FINRA Rule 5110(g)(8)(A). The Underwriters’ Warrants can be exercised in whole or in part. The Underwriters’ Warrants and the underlying shares will be deemed compensation by FINRA, and therefore will be subject to FINRA Rule 5110(e). In accordance with FINRA Rule 5110(e)(1), and except as otherwise permitted by FINRA rules, neither the Underwriters’ Warrants nor any of our shares issued upon exercise of the Underwriters’ Warrants may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities by any person, for a period of 180 days beginning from the date of commencement of sales of this offering. In addition, although the Underwriters’ Warrants and the underlying Ordinary Shares will be registered in the registration statement of which this prospectus forms a part, we have also agreed that the Underwriters’ Warrants will provide for registration rights in certain cases. These registration rights apply to all of the securities directly and indirectly issuable upon exercise of the underwriter warrants. In compliance with FINRA Rule 5110(g)(8), the unlimited piggyback registration right provided will not be greater than seven years from the commencement of sales of this offering, and the two demand registration rights will not be greater than five years from rom the commencement of sales of this offering. The warrants to be received by the underwriters do not contain more than one demand right at the issuer’s expense pursuant to FINRA Rule 5110(g)(8)(B). We agreed to maintain an effective registration statement on Form F-1 (or Form F-3, if we are eligible to use such form) until such date that is the earlier of the date when all of the Ordinary Shares underlying the representative’s warrants have been publicly sold by holder of such warrants or such time as Rule 144 or another similar exemption under the Securities Act is available for the sale of all of such Ordinary Shares underlying the representative’s warrants without registration.

Right of First Refusal

In addition, the Company agrees to grant the underwriters a right of first refusal (the “Right of First Refusal”), exercisable at the sole discretion of the Underwriter, for twelve months from the closing day of this offering, to provide investment banking service to the Company on terms that are the same or more favourable to the Company comparing to terms offered to the Company by other underwriters or placement agents. For these purposes, the investment banking service includes, without limitation, (a) acting as leading manager for any underwritten public offering; and (b) acting as exclusive placement agent, initial purchaser in connection with any private offering of securities of the Company. The Right of First Refusal shall be subject to FINRA Rule 5110(g)(5), including that it may be terminated by the Company for “cause,” which shall mean a material breach by the Underwriter of the Engagement Letter or a material failure by the Underwriter to provide the services as contemplated by the Engagement Letter.

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Lock-up Agreements

We have agreed that, subject to certain exceptions, we will not without the prior written consent of the underwriters, during the period ending 6 months after the closing of the offering (the “restricted period”):

●	sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of our Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of our Company, except for the shares or options issued under the Company’s incentive plan;

●	file or cause to be filed any registration statement with the SEC relating to the offering of any shares of capital stock of our Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of our Company; or

●	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of our Company whether any such transaction described above is to be settled by delivery of Ordinary Shares or such other securities, in cash or otherwise.

Each of our directors and officers named in the section “Management”, and all of our existing shareholders that own 5% or more of our total outstanding shares have agreed that, subject to certain exceptions, such director, executive officer or shareholder will not, without the prior written consent of the underwriters, for a period of six (6) months after the closing of the offering:

●	offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares or capital stock of our Company including any securities convertible into or exercisable or exchangeable for such Ordinary Shares or capital stock, or

●	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such Ordinary Shares or capital stock whether any such transaction described above is to be settled by delivery of Ordinary Shares or such other securities, in cash or otherwise.

Pricing of the Offering

Prior to this offering, there has been no public market for the Ordinary Shares. The initial public offering price will be determined by negotiations between us and the underwriters. In determining the initial public offering price, the underwriter and we expect to consider a number of factors, including:

●	the information set forth in this prospectus and otherwise available to the underwriters;

●	our prospects and the history and prospects for the industry in which we compete;

●	an assessment of our management;

●	our prospects for future earnings;

●	the general condition of the securities markets at the time of this offering;

●	the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and

●	other factors deemed relevant by the underwriters and us.

The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change due to market conditions and other factors. Neither the underwriters nor we can assure investors that an active trading market will develop for our Ordinary Shares or that the shares will trade in the public market at or above the initial public offering price.

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Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments that the underwriters may be required to make for these liabilities.

Listing

We have applied to have our Ordinary Shares approved for listing on the Nasdaq under the symbol “ELOG”. We make no representation that such application will be approved or that our Ordinary Shares will trade on such market either now or at any time in the future; notwithstanding the foregoing, we will not close this offering unless such Ordinary Shares will be so listed at completion of this offering.

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by Underwriter or by its affiliates. Other than the prospectus in electronic format, the information on the Underwriter’s website and any information contained in any other website maintained by it is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the Underwriter in its capacity as an underwriter, and should not be relied upon by investors. The Ordinary Shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations.

No Prior Public Market

Prior to this offering, there has been no public market for our securities and the public offering price for our Ordinary Shares will be determined through negotiations between us and the Underwriter. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the Underwriter believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. The offering price for our Ordinary Shares in this offering has been arbitrarily determined by the Company in its negotiations with the underwriters and does not necessarily bear any direct relationship to the assets, operations, book or other established criteria of value of the Company.

Offers Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the Ordinary Shares offered by this prospectus in any jurisdiction where action for that purpose is required. The Ordinary Shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such Shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Ordinary Shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Price Stabilization, Short Positions

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our Ordinary Shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

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The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our Ordinary Shares in this offering because such underwriter repurchases those shares in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, our Ordinary Shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our Ordinary Shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the Nasdaq, in the over-the-counter market, or otherwise.

Selling Restrictions

No action may be taken in any jurisdiction (except in the United States) that would permit a public offering of the Ordinary Shares, or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the Ordinary Shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the Ordinary Shares may be distributed or published, in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

In addition to the public offering of the Ordinary Shares in the United States, the underwriters may, subject to applicable foreign laws, also offer the Ordinary Shares in certain countries and regions.

Cayman Islands. This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the Ordinary Shares, whether by way of sale or subscription. The underwriter has not offered or sold, and will not offer or sell, directly or indirectly, any Ordinary Shares in the Cayman Islands.

Hong Kong. This prospectus may not be circulated or distributed in Hong Kong. Please note that the Ordinary Shares have not been offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Ordinary Shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Ordinary Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

People’s Republic of China. This prospectus has not been and will not be circulated or distributed in the PRC, and Ordinary Shares may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

Taiwan. The Ordinary Shares have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the Ordinary Shares in Taiwan.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area (each a “Relevant Member State”), an offer to the public of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of our common stock may be made at any time:

●	To any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

●	To fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

●	In any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer or shares of our common stock shall result in a requirement for the publication by us or any placement agent of a prospectus pursuant to Article 3 of the Prospectus Regulation.

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For the purposes of this provision, the expression an “offer to public” in relation to our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common stock to be offered so as to enable an investor to decide to purchase our common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

Notice to prospective investors in France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be (1) released, issued, distributed or caused to be released, issued or distributed to the public in France; or (2) used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

(a)	to qualified investors (investisseurs estraint) and/or to a restricted circle of investors (cercle estraint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1of the French Code monétaire et financier;

(b)	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

(c)	in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Réglement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public á l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to prospective investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to prospective investors in Korea

The shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.

Notice to prospective investors in Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the shares has been or will be registered with the Securities Commission of Malaysia (“Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the shares, as principal, if the offer is on terms that the shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding 12 months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding 12 months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

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Notice to prospective investors in Singapore

The securities represented may not be offered or sold, nor may any document or other material in connection with such securities be distributed, either directly or indirectly, (i) to persons in Singapore other than under circumstances in which such offer or sale does not constitute an offer or sale of such securities to the public in Singapore or (ii) to the public or any member of the public in Singapore other than pursuant to, and in accordance with the conditions of, an exemption invoked under division 5a or part iv of the companies act, chapter 50 of Singapore and to persons to whom the securities may be offered or sold under such exemption.

Notice to prospective investors in United Kingdom

None of our common stock have been offered or will be offered to the public in the United Kingdom except that our common stock may be offered to the public in the United Kingdom at any time:

●	To any legal entity which is a qualified investor as defined in as defined under Article 2 of the UK Prospectus Regulation;
●	To fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or
●	In any other circumstances falling within Section 86 of the FSMA,

provided that no such offer or shares of our common stock shall result in a requirement for the publication by us or any placement agent of a prospectus pursuant to Section 85 of the FSMA.

For the purposes of this provision, the expression an “offer to public” in relation to our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common stock to be offered so as to enable an investor to decide to purchase our common stock, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, and the expression “FSMA” means the Financial Services and Markets Act 2000.

In addition, in the United Kingdom, this prospectus is only addressed to and directed as qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, with all such persons together being referred to as relevant persons. Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Notice to prospective investors in the Russian Federation

This prospectus or information contained therein is not an offer, or an invitation to make offers, sell, purchase, exchange or transfer any securities in the Russian Federation to or for the benefit of any Russian person or entity, and does not constitute an advertisement or offering of any securities in the Russian Federation within the meaning of Russian securities laws. Information contained in this prospectus is not intended for any persons in the Russian Federation who are not “qualified investors” within the meaning of Article 51.2 of the Federal Law no. 39-FZ dated 22 April 1996 “On the securities market” (as amended) (“Russian QIs”) and must not be distributed or circulated into the Russian Federation or made available in the Russian Federation to any persons who are not Russian QIs, unless and to the extent they are otherwise permitted to access such information under Russian law.

Notice to prospective investors in Kazakhstan

This prospectus does not constitute an offer, or an invitation to make offers, to sell, purchase, exchange or otherwise transfer shares in Kazakhstan to or for the benefit of any Kazakhstan person or entity, except for those persons or entities that are capable to do so under the legislation of the Republic of Kazakhstan and any other laws applicable to such capacity of such persons or entities. This prospectus shall not be construed as an advertisement (i.e., information intended for an unlimited group of persons which is distributed and placed in any form and aimed to create or maintain interest in the Company and its merchandise, trademarks, works, services and/or its securities and promote their sales) in, and for the purpose of the laws of, Kazakhstan, unless such advertisement is in full compliance with Kazakhstan laws.

Notice to prospective investors in Israel

In the State of Israel this prospectus shall not be regarded as an offer to the public to purchase shares under the Israeli Securities Law, 5728—1968, which requires a prospectus to be published and authorized by the Israel Securities Authority, if it complies with certain provisions of Section 15 of the Israeli Securities Law, 5728—1968, including, inter alia, if: (i) the offer is made, distributed or directed to not more than 35 investors, subject to certain conditions (the “Addressed Investors”) or (ii) the offer is made, distributed or directed to certain qualified investors defined in the First Addendum of the Israeli Securities Law, 5728—1968, subject to certain conditions (the “Qualified Investors”). The Qualified Investors shall not be taken into account in the count of the Addressed Investors and may be offered to purchase securities in addition to the 35 Addressed Investors. The Company has not and will not take any action that would require it to publish a prospectus in accordance with and subject to the Israeli Securities Law, 5728—1968. We have not and will not distribute this prospectus or make, distribute or direct an offer to subscribe for our shares to any person within the State of Israel, other than to Qualified Investors and up to 35 Addressed Investors.

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Qualified Investors may have to submit written evidence that they meet the definitions set out in of the First Addendum to the Israeli Securities Law, 5728—1968. In particular, we may request, as a condition to be offered shares, that each Qualified Investor will represent, warrant and certify to us and/or to anyone acting on our behalf: (i) that it is an investor falling within one of the categories listed in the First Addendum to the Israeli Securities Law, 5728—1968; (ii) which of the categories listed in the First Addendum to the Israeli Securities Law, 5728—1968 regarding Qualified Investors is applicable to it; (iii) that it will abide by all provisions set forth in the Israeli Securities Law, 5728—1968 and the regulations promulgated thereunder in connection with the offer to be issued shares; (iv) that the shares that it will be issued are, subject to exemptions available under the Israeli Securities Law, 5728—1968: (a) for its own account; (b) for investment purposes only; and (c) not issued with a view to resale within the State of Israel, other than in accordance with the provisions of the Israeli Securities Law, 5728—1968; and (v) that it is willing to provide further evidence of its Qualified Investor status. Addressed Investors may have to submit written evidence in respect of their identity and may have to sign and submit a declaration containing, inter alia, the Addressed Investor’s name, address and passport number or Israeli identification number.

Notice to prospective investors in the United Arab Emirates

This prospectus has not been reviewed, approved or licensed by the Central Bank of the United Arab Emirates (the ‘‘UAE’’), the Securities and Commodities Authority (the ‘‘SCA’’) or any other relevant licensing authority in the UAE (including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the UAE including, without limitation, the DFSA, a regulatory authority of the Dubai International Financial Centre and the Financial Services Marketing Authority of the Abu Dhabi Global Market), and does not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 1 of 2015 (as amended) or otherwise, does not constitute an offer in the UAE in accordance with the SCA Chairman Resolution No. 3/R.M. of 2017 Concerning the Regulation of Promotion and Introduction, and further does not constitute the brokerage of securities in the UAE in accordance with the Board Decision No. 27 of 2014 Concerning Brokerage in Securities.

This prospectus is not intended to, and does not, constitute an offer, sale or delivery of shares or other securities under the laws of the UAE. Each underwriter has represented and agreed that the shares have not been and will not be registered with the SCA or the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or any other UAE regulatory authority or exchange. The issue and/or sale and/or marketing of the shares has not been approved or licensed by the SCA, the UAE Central Bank or any other relevant licensing authority in the UAE. The SCA accepts no liability in relation to the marketing, issuance and/or sale of the shares and is not making any recommendation with respect to any investment. Nothing contained in this prospectus is intended to constitute UAE investment, legal, tax, accounting or other professional advice. This prospectus is for the information of prospective investors only and nothing in this prospectus is intended to endorse or recommend a particular course of action. Prospective investors should consult with an appropriate professional for specific advice rendered on the basis of their situation.

Notice to prospective investors in the Dubai International Financial Centre (“DIFC”)

This prospectus relates to an Exempt Offer as that term is defined in Article 14(3)(a) of the DIFC Markets Law 2012 (as amended) and Rule 2.3 of the Markets Rulebook of the Dubai Financial Services Authority (“DFSA”). This prospectus Supplement is intended for distribution only to persons of a type specified in Rules 2.3.1(a) and 2.3.1(b) of the DFSA Markets Rulebook. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents relating to Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

Notice to prospective investors in United Arab Emirates Outside of the DIFC and the ADGM

This prospectus has not been reviewed, approved, or licensed by the Securities and Commodities Authority (“SCA”) and does not constitute a public offering of securities in the UAE as that term is defined in SCA Chairman Resolution No. 13/R.M. of 2021 Concerning the Regulations Manual of the Financial Activities and Status Regularization Mechanisms Rulebook (“SCA Rulebook”). This Prospectus Supplement will only be made available on an exempt Private Offering basis pursuant to Article 6, Chapter 5, of Section 3 of the SCA Rulebook to Professional Investors or Counterparties, as each of the terms is defined in the SCA Rulebook, respectively, or on a reverse solicitation basis. Nothing in this Prospectus Supplement constitutes the provision of any type of financial service engagement in any of the financial activities set out in Article 1, Chapter 2 of the SCA Rulebook.

The SCA accepts no liability in relation to the marketing, issuance and/or sale of the shares and is not making any recommendation with respect to any investment. Nothing contained in this prospectus is intended to constitute UAE investment, legal, tax, accounting or other professional advice. This prospectus is for the information of prospective investors only and nothing in this prospectus is intended to endorse or recommend a particular course of action. Prospective investors should consult with an appropriate professional for specific advice rendered on the basis of their situation.

125

Notice to prospective investors in Abu Dhabi Global Market (“ADGM”)

This Prospectus Supplement relates to an Exempt Offer as that term is defined in Rule 4.3.1 of the Markets Rulebook of the Financial Services Regulatory Authority (“FSRA”). This Prospectus Supplement is intended for distribution only to persons of a type specified in 4.3.1 of the FSRA Markets Rulebook. It must not be delivered to, or relied on by, any other person. The FSRA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The FSRA has not approved this Prospectus Supplement nor taken steps to verify the information set forth herein and has no responsibility for the Prospectus Supplement. The Common Shares to which this Prospectus Supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Common Shares offered should conduct their own due diligence on the Common Shares. If you do not understand the contents of this Prospectus Supplement you should consult an authorized financial advisor.

Notice to prospective investors in Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, or the securities have been or will be filed with or approved by any Swiss regulatory authority. This document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

Notice to prospective investors in Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to prospective investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the securities may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the securities without disclosure to investors under Chapter 6D of the Corporations Act.

The securities applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring securities must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances and, if necessary, seek expert advice on those matters.

126

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee, and the NASDAQ listing fee, all amounts are estimates.

SEC registration fee	$
NASDAQ listing fee
FINRA filing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Investor relationship expenses
Miscellaneous expenses

Total expenses	$

These expenses will be borne by us. Underwriting discounts will be borne by us in proportion to the numbers of Ordinary Shares sold in the offering.

LEGAL MATTERS

The Company is being represented by FisherBroyles, LLP, with respect to legal matters of United States federal securities law. The validity of the Ordinary Shares offered by this prospectus and legal matters as to Cayman Islands law will be passed upon for us by Ogier. The Company is being represented by Zhonglun Law Firm with regard to PRC law. FisherBroyles, LLP, may rely upon by Zhonglun Law Firm with respect to matters governed by PRC law. Hunter Taubman Fischer & Li LLC is acting as U.S. counsel for the underwriter. Commerce & Finance Law Offices is acting as the PRC counsel for the underwriter. Taubman Fischer & Li LLC may rely upon Commerce & Finance Law Offices with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements as of March 31, 2024 and 2023 included herein and in the registration statement have been so included in reliance on the report of WWC, P.C., an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

The office of WWC, P.C. is located at 2010 Pioneer Ct, San Mateo, CA 94403.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the Ordinary Shares described herein. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. We anticipate making these documents publicly available, free of charge, on our website at www.[       ] as soon as reasonably practicable after filing such documents with the SEC. The information on our website is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus. We have included our website address as an inactive textual reference only.

You can read the registration statement and our future filings with the SEC, over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document that we file with the SEC at its public reference room at 100 F Street, N.E., Washington, DC 20549.

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

127

EASTERN INTERNATIONAL LTD. AND ITS SUBSIDIARIES

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Eastern International Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Eastern International Ltd. and its subsidiaries (collectively, the “Company”) as of March 31, 2024 and 2023, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended March 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended March 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 18 - Revision, the Company has revised its consolidated financial statements to reflect appropriate revenues recognition from transportations services for year ended March 31, 2023. The revisions were resulted in recognition of contract assets and reclassification of accounts receivable as of March 31, 2023 and no adjustments on the net income for the year ended March 31,2023 due to rolling effects.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

PCAOB ID No.1171

We have served as the Company’s auditor since 2023.

San Mateo, California

July 31, 2024

F-2

EASTERN INTERNATIONAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in U.S. dollars, except for share and per share data, or otherwise noted)

	As of March 31,
	2024	2023

ASSETS
Current Assets
Cash	$2,170,459	$963,096
Notes receivable	1,606,260	693,012
Accounts receivable
- third parties (as revised for 2023, see Note 18)	12,409,525	9,973,902
- related parties	404,860	817,833
Contract assets (as revised for 2023, see Note 18)	147,334	12,234
Advances to suppliers	315,214	545,103
Amounts due from related parties	137,099	22,570
Other current assets	1,411,107	918,287
Total current assets	18,601,858	13,946,037

Non-current assets
Property and equipment, net	174,008	343,489
Operating lease right of use assets, net	2,949,385	4,526,300
Deferred offering costs	462,701	63,591
Deferred tax assets	38,225	32,437
Other non-current assets	765,274	598,635
Total non-current assets	4,389,593	5,564,452

Total Assets	$22,991,451	$19,510,489

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Bank and other borrowings, current	$1,994,380	$436,834
Accounts payable
- third parties	5,122,963	3,688,947
- related parties	-	62,302
Contract liabilities	241,008	219,701
Amounts due to related parties	401,193	166,306
Operating lease liabilities, current	743,025	1,178,582
Income taxes payable	561,537	241,242
Dividend payable	1,077,445	-
Other current liabilities	893,441	484,102
Total current liabilities	11,034,992	6,478,016

Non-current Liabilities
Bank and other borrowings, non-current	-	145,611
Operating lease liabilities, non-current	2,206,360	3,347,718
Total non-current liabilities	2,206,360	3,493,329

Total Liabilities	13,241,352	9,971,345

Commitments and Contingencies

Shareholders’ Equity
Preferred shares, par value $0.0001 each, 50,000,000 shares authorized, 1,000,000 issued and outstanding as of March 31, 2024 and 2023*	100	100
Ordinary Shares, par value $0.0001 each, 450,000,000 shares authorized, 10,417,000 and 10,000,000 issued and outstanding as of March 31, 2024 and 2023*, respectively	1,042	1,000
Additional paid-in capital	8,038,988	7,196,943
Statutory reserves	675,027	610,984
Retained earnings (as revised for 2023, see Note 18)	1,652,840	1,872,121
Accumulated other comprehensive loss (as revised for 2023, see Note 18)	(617,898)	(142,004)
Total Shareholders’ Equity	9,750,099	9,539,144

Total Liabilities and Shareholders’ Equity	$22,991,451	$19,510,489

*Retrospectively restated for effect of share reorganization (see Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

F-3

EASTERN INTERNATIONAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Amounts in U.S. dollars, except for share and per share data, or otherwise noted)

	For the years ended March 31,
	2024	2023

Revenues
- third parties	$40,161,065	$22,947,133
- related parties	282,564	1,214,521
Total Revenues	40,443,629	24,161,654

Cost of Revenues
- third parties	(35,424,388)	(20,598,539)
- related parties	(574)	(82,414)
Total Cost of Revenues	(35,424,962)	(20,680,953)

Gross Profit	5,018,667	3,480,701

Operating Expenses
Selling expenses	(712,338)	(469,723)
General and administrative expenses	(2,871,937)	(2,216,136)
Total operating expenses	(3,584,275)	(2,685,859)

Income from Operations	1,434,392	794,842

Other Income (Expenses)
Interest income	2,644	5,276
Interest expenses	(97,552)	(22,127)
Foreign currency transaction gain	19,600	55,219
Gain on disposal of property and equipment	5,562	161,663
Government subsidy	27,202	248,399
Insurance indemnity	128,442	251,597
Other income, net	15,199	25,742
Total other income, net	101,097	725,769

Income Before Income Taxes	1,535,489	1,520,611

Income tax expenses	(451,789)	(331,687)

Net Income	1,083,700	1,188,924

Other Comprehensive Loss
Foreign currency translation adjustment (as revised for 2023, see Note 18)	(475,894)	(699,130)

Comprehensive Income	$607,806	$489,794

Earnings Per Share*
-Basic	$0.11	$0.12
-Diluted	$0.10	$0.11

Weighted Average Shares Outstanding*
-Basic	10,044,434	10,000,000
-Diluted	11,044,434	11,000,000

*Retrospectively restated for effect of share reorganization (see Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

F-4

EASTERN INTERNATIONAL LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED MARCH 31, 2024 AND 2023

(Amounts in U.S. dollars, except for share and per share data, or otherwise noted)

	Ordinary Shares*		Preferred Shares*				Retained earnings	Accumulated other comprehensive income (loss)
	No. of Shares	Amount	No. of Shares	Amount	Additional paid-in capital	Statutory reserves	(as revised for 2023, see Note 18)	(as revised for 2023, see Note 18)	Total

Balance as of March 31, 2022	10,000,000	$1,000	1,000,000	$100	$7,199,664	$540,910	$753,271	$557,126	$9,052,071

Repurchase of shares of a subsidiary	-	-	-	-	(9,341)	-	-	-	(9,341)
Amortization of restricted shares of a subsidiary	-	-	-	-	6,620	-	-	-	6,620
Net income for the year	-	-	-	-	-	-	1,188,924	-	1,188,924
Appropriation to statutory reserves	-	-	-	-	-	70,074	(70,074)	-	-
Foreign currency translation loss	-	-	-	-	-	-	-	(699,130)	(699,130)

Balance as of March 31, 2023	10,000,000	$1,000	1,000,000	$100	$7,196,943	$610,984	$1,872,121	$(142,004)	$9,539,144

Contribution from shareholders	417,000	42	-	-	833,958	-	-	-	834,000
Amortization of restricted shares of a subsidiary	-	-	-	-	8,087	-	-	-	8,087
Net income for the year	-	-	-	-	-	-	1,083,700	-	1,083,700
Appropriation to statutory reserves	-	-	-	-	-	64,043	(64,043)	-	-
Cash dividends declared	-	-	-	-	-	-	(1,238,938)	-	(1,238,938)
Foreign currency translation loss	-	-	-	-	-	-	-	(475,894)	(475,894)

Balance as of March 31, 2024	10,417,000	$1,042	1,000,000	$100	$8,038,988	$675,027	$1,652,840	$(617,898)	$9,750,099

*Retrospectively restated for effect of share reorganization (see Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

F-5

EASTERN INTERNATIONAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in U.S. dollars, except for share and per share data, or otherwise noted)

	For the years ended March 31,
	2024	2023
Cash flows from operating activities:
Net income (loss)	$1,083,700	$1,188,924
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	115,150	468,259
Provision for (Reversal of) expected credit losses	93,188	(51,355)
Gain on disposal of property and equipment	(5,562)	(161,663)
Fair value change of short-term investment	-	(2,956)
Amortization of restricted shares of a subsidiary	8,087	6,620
Deferred tax expenses (benefits)	(7,427)	115,175
Changes in operating assets and liabilities:
Notes receivable	(954,131)	475,673
Accounts receivable - third parties	(3,032,632)	(3,242,074)
Accounts receivable - related parties	372,877	714
Contract assets	(136,705)	135,615
Advances to suppliers	204,771	(65,176)
Other current assets	(543,037)	137,769
Other non-current assets	(197,335)	(43,167)
Accounts payables - third parties	1,626,197	743,077
Accounts payables - related parties	(59,699)	31,365
Contract liabilities	32,276	(74,754)
Income taxes payable	334,544	100,991
Other current liabilities	435,977	(263,133)
Net cash used in operating activities	(629,761)	(500,096)

Cash flows from investing activities:
Purchase of short-term investment	-	(291,903)
Redemption of short-term investment	-	1,173,629
Additions to property and equipment	(7,433)	(12,730)
Proceeds from disposal of property and equipment	51,681	203,517
Net cash provided by investing activities	44,248	1,072,513

Cash flows from financing activities:
Proceeds from bank and other borrowings	4,463,451	583,805
Repayments of bank and other borrowings	(3,012,373)	(954,765)
Borrowing from (repayments to) related parties	126,766	(556,640)
Contribution from shareholders	834,000	-
Withholding tax paid on the dividends declared	(161,493)	-
Deferred offering costs	(402,097)	(63,739)
Net cash provided by (used in) financing activities	1,848,254	(991,339)

Effect of exchange rate changes on cash	(55,378)	(114,116)

Net increase (decrease) in cash	1,207,363	(533,038)

Cash, beginning of year	963,096	1,496,134

Cash, end of year	$2,170,459	$963,096

Supplemental disclosure information:
Cash paid for income tax	$176,886	$117,172
Cash paid for interest	$97,552	$22,127

Supplemental non-cash activities:
Initial recognition of lease obligations related to right-of-use assets	$29,269	$662,174
Early terminated operating lease right of use assets	$552,651	$-

The accompanying notes are an integral part of these consolidated financial statements.

F-6

EASTERN INTERNATIONAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Organization and nature of business

Business

Eastern International Ltd. (the “Company”) is a limited liability company incorporated under the laws of the Cayman Islands on July 27, 2023 as a holding company. The Company, through its subsidiaries in People’s Republic of China (the “PRC” or “China”), is engaged in the business of provision of logistic services for entities, including transportation services and warehouse subleasing services.

Corporate Structure

The Company’s operating entities in the PRC are as described below:

(1)	Suzhou TC-Link Logistics Co., Ltd. (“Suzhou TC-Link”), a wholly-owned subsidiary of Hangzhou TC-Link Logistics Supply Chain Management Co., Ltd. (“Hangzhou TC-Link”), was incorporated in the PRC on January 9, 2006. Suzhou TC-Link is engaged in transportation and warehouse subleasing business.

(2)	Wuxi TC-Link Logistics Co., Ltd. (“Wuxi TC-Link”) was incorporated in the PRC on May 19, 2016 as a wholly-owned subsidiary of Suzhou TC-Link. Wuxi TC-Link in engaged in warehouse subleasing business.

(3)	Yancheng TC-Link Logistics Co., Ltd. (“Yancheng TC-Link”) was incorporated in the PRC on June 22, 2016 as a wholly-owned subsidiary of Suzhou TC-Link. Yancheng TC-Link is engaged in transportation and warehouse subleasing business.

(4)	Yunnan Eastern Worldwide International Logistics Co., Ltd. (“Yunnan Dongyuan”) was incorporated in the PRC on November 5, 2018 as a wholly-owned subsidiary of Suzhou TC-Link. Yunnan Dongyuan is engaged in transportation business.

(5)	Chongqing Dayuan Logistics Co., Ltd. (“Chongqing Dayuan”) was incorporated in the PRC on April 30, 2020 as a wholly-owned subsidiary of Suzhou TC-Link. Chongqing Dayuan is engaged in transportation business.

The above operating subsidiaries are collectively referred to as the “PRC operating subsidiaries”. Prior to the Reorganization (described below), the PRC operating subsidiaries were ultimately owned by several individual shareholders.

Reorganization

In connection with its proposed initial public offering, the Company undertook a reorganization of its legal structure (the “Reorganization”). The Reorganization involved the following procedures:

(1)

On July 27, 2023, the Company was incorporated in the Cayman Islands with limited liability with authorized share capital of 500,000,000 Ordinary Shares at US$0.0001 each. On the same date, the Company issued 10,000,000 Ordinary Shares of the Company to the existing shareholders of Suzhou TC-Link in proportion of their existing shareholdings in Suzhou TC-Link for a consideration of US$7,197,943 in aggregate in exchange for the issued shares of Suzhou TC-Link. As a result, no change in proportion of shareholding of existing shareholders in Suzhou TC-Link after the issuance.

F-7

On February 7, 2024, the board of directors approved to revise the memorandum of articles of association of the Company in which the authorized share capital of US$50,000 are divided into (i) 450,000,000 Ordinary Shares with par value of US$0.0001 each; and (ii) 50,000,000 Preferred Shares with par value of US$0.0001 each. In accordance with the revised memorandum and articles of association of the Company, its Preferred Shares vary from Ordinary Shares in terms of voting rights and conversion rights:

a)	Voting rights: for all matters subject to vote at the general meetings of the Company, each Ordinary Share is entitled to one vote, while each Preferred Share is entitled to ten votes;
b)	Conversion rights: each Preferred Share is eligible to conversion into one Ordinary Share at any time at the option of the holder, while in no event shall Ordinary Shares be convertible into Preferred Shares.

The revised memorandum and articles of association clearly states that, except for the differences in voting rights and conversion rights as set above, Ordinary Shares and Preferred Shares of the Company shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions.

On February 7, 2024, the Company issued 1,000,000 Preferred Shares to Mr. Albert Wong, Chairman, Chief Executive Officer and a controlling shareholder of the Company for an aggregate cash consideration of US$100 which was paid on March 12, 2024 as part of Reorganization. As a result, the voting power of Mr. Albert Wong increased from 42.66% to 71.33% after the issuance of Preferred Shares.

(2)	On August 10, 2023, Eastern Industrial Development Ltd. (“Eastern BVI”) was incorporated in British Virgin Islands as a wholly-owned subsidiary of the Company.

(3)	On September 4, 2023, Eastern Group Limited (“Eastern HK”) was incorporated in Hong Kong as a wholly-owned subsidiary of Eastern BVI.

(4)	On September 27, 2023, Hangzhou TC-Link Logistics Supply Chain Management Co., Ltd. (“Hangzhou TC-Link”), a new wholly foreign-owned enterprise (“WFOE”) was incorporated under the laws of the PRC as a wholly-owned subsidiary of Eastern HK.

(5)	On October 16, 2023, WFOE acquired 100% of the equity interest of Suzhou TC-Link from the above-mentioned existing shareholders of Suzhou TC-Link for cash consideration $7,198,043 and therefore owns 100% of the equity interests of the PRC operating subsidiaries.

After a series of Reorganization as discussed above, the Company, together with its wholly-owned subsidiaries, are effectively controlled by the same controlling shareholders before and after the Reorganization. In accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805-50-25, the Reorganization has been accounted for as a recapitalization among entities under common control since the same shareholder controlled all these entities prior to and after the Reorganization. As such, the Reorganization is considered as a recapitalization of entities under common control. The Company has retroactively restated all ordinary shares and per share data for all the periods presented. The consolidation of the Company and its subsidiaries have been accounted for using a historical cost basis and presented assuming that the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions. Furthermore, ASC 805-50-45-5 indicates that the financial statements and financial information presented for prior years also shall be retrospectively adjusted to furnish comparative information.

F-8

Details of the subsidiaries as of the date of the report are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	Percentage of direct or indirect ownership by the Company	Principal Activities
Eastern BVI	August 10, 2023	British Virgin Islands	100%	Holding company
Eastern HK	September 4, 2023	Hong Kong	100%	Holding company
Hangzhou TC-Link	September 27, 2023	PRC	100%	Holding company (WFOE)
Suzhou TC-Link	January 9, 2006	PRC	100%	Transportation and warehouse subleasing services
Wuxi TC-Link	May 19, 2016	PRC	100%	Warehouse subleasing services
Yancheng TC-Link	June 22, 2016	PRC	100%	Transportation and warehouse subleasing services
Yunnan Dongyuan	November 5, 2018	PRC	100%	Transportation services
Chongqing Dayuan	April 30, 2020	PRC	100%	Transportation services

Note 2 – Summary of significant accounting policies

Basis of presentation and principles of consolidation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) and have been consistently applied. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. All significant inter-company balances and transactions between the Company and its subsidiaries are eliminated upon consolidation.

Foreign currency transactions

The Company uses United States Dollar (“$” or “US$”) as its reporting currency. The functional currency of the Company and Eastern BVI is US$, while Eastern HK is Hong Kong dollars (“HKD”) and the PRC subsidiaries is Renminbi (“RMB”), which are its respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”.

In the consolidated financial statements of the Company, transactions in currencies other than the functional currencies are measured and recorded in the functional currencies using the exchange rates in effect at the dates of the transactions. At the balance sheet dates, monetary assets and liabilities that are denominated in currencies other than the functional currencies are translated into the functional currencies using the exchange rates at the balance sheet dates. All gains and losses arising from foreign currency transactions are recorded in the consolidated statements of income and comprehensive income during the years in which they occur.

Convenience translation

Assets and liabilities denominated in functional currencies other than US$ are translated at year-end exchange rates, statements of income accounts are translated at average rates of exchange for the year and equity accounts are translated at historical exchange rates. Any translation gains or losses are recorded in other comprehensive income (loss).

Translation of amounts from RMB and HKD into U.S. dollars has been made at the following exchange rates:

	For the years ended March 31,
	2024	2023

Average rate – HKD:US$ exchange rate	7.8259	7.7844
Average rate – RMB:US$ exchange rate	7.1671	6.8516

	As of March 31,
	2024	2023

Year-end spot rate – HKD:US$ exchange rate	7.8246	7.8325
Year-end spot rate – RMB:US$ exchange rate	7.2203	6.8676

F-9

Use of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting year. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Significant items subject to such estimates and assumptions include, but are not limited to, the allowance for expected credit losses, impairment of long-lived assets, interest rate of lease and provision for income taxes. Actual results could differ from those estimates.

Recently adopted accounting pronouncements

In June 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). The new accounting standard introduced the current expected credit losses methodology (“CECL”) for estimating allowances for credit losses. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized costs, including loans and trade receivables. ASU 2016-13 is effective for the Company, as an Emerging Growth Company (“EGC”), for annual and interim reporting periods beginning after December 15, 2022. The Company adopted the standard on April 1, 2023 using the modified retrospective method for all financial assets in scope. The adoption of the standard did not have a material impact on our consolidated statements of income, or consolidated statements of cash flows.

Cash

Cash included cash on hand and cash held in banks. As of March 31, 2024 and 2023, cash balance of $1,483,672 and $957,230 were maintained at banks in the PRC, which were not FDIC insured. As of March 31, 2024 and 2023, cash balance of $680,708 and $nil was maintained at banks in Hong Kong, which were also not FDIC insured. However, management believes that the Company is not exposed to any significant credit risk on its cash.

Notes receivable

Notes receivable are negotiable documents issued by financial institutions in the PRC on the Company’s customers’ behalf to the Company. These notes do not carry a stated interest rate, but have a specific due date usually for a period of six months. These notes can either be endorsed by the Company to other third parties as payment, or can be factored to other financial institutions before maturity. Accordingly, these notes receivable are short-term in nature. As of March 31, 2024 and 2023, the Company provided no allowance on notes receivable as they were all collected within 6 months of issuance dates.

Accounts receivable, net

Accounts receivable represents amounts invoiced and revenue recognized prior to invoicing when the Company has satisfied its performance obligation and has the unconditional right to payment, which are recorded net of allowance for expected credit losses on such receivables. The credit term is negotiable with different customers which is generally within 90 days after transportation services are completed.

F-10

The estimated credit losses charged are classified as “operating expenses” in the consolidated statements of income and comprehensive income. In determining the amount of expected credit losses, the Company considers historical collectability based on past due status, age of the accounts receivable balances, credit quality of the customers based on ongoing credit evaluations, as well as reasonable and supportable forecasts of future losses. Accounts receivable are written off after all collection efforts have ceased. As of March 31, 2024 and 2023, the allowance for expected credit losses for accounts receivable amounted to $94,046 and $3,887, respectively. For the years ended March 31, 2024 and 2023, the recognized allowance for (reversal of allowance for) expected credit losses on accounts receivable were $91,020 and $(45,137), respectively.

Advances to suppliers

Advances to suppliers consist of refundable prepayments made to suppliers for subcontracting transportation services that have not been received as of year-end.

Other current assets

Other current assets mainly included security deposits paid to containers for cross-border transportation, which is refundable upon the transportation services completed, petty cash advanced to employees for the expenses to be incurred during their involvement in the transportation services processes and prepaid input value-added taxes to be deducted with the output value-added taxes when services provided which is expected to be within 12 months and etc. The Company maintains an allowance for expected credit losses on other current assets based on the age and past record on the collectability of other current assets, as well as reasonable and supportable forecasts on future losses. As of March 31, 2024 and 2023, the allowance for expected credit losses on other current assets amounted to $3,647 and $1,571, respectively. For the years ended March 31, 2024 and 2023, the recognized allowance for (reversal of allowance for) expected credit losses were $2,168 and $(6,218), respectively.

Deferred offering costs

The Company follows the requirements of the FASB ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Deferred offering costs consist of underwriting, legal and other expenses incurred through the balance sheet date that are directly related to the intended initial public offering (“IPO”). Deferred offering costs will be charged to shareholders’ equity upon the completion of the IPO. Should the IPO prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to statements of income. As of March 31, 2024 and 2023, the Company deferred $462,701 and $63,591 of offering costs.

Other non-current assets

Other non-current assets mainly included (i) security deposits paid to customers that use the Company’s transportation services on a long-term basis, as a guarantee for the safety of customers’ goods during the transportation processes; and (ii) security deposits associated with the Company’s operating leases for warehouse buildings and office spaces for those leases with expiry date more than one year from the date of the financial year end. The Company evaluates the impairment of its other non-current assets consistent with the approach applied for its other financial assets. For the years ended March 31, 2024 and 2023, the Company did not have any impairment loss against its other non-current assets.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment losses, if any. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use.

Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets. The estimated useful lives for significant property and equipment are as follows:

Useful life
Vehicles	4 years
Machinery and equipment	4 - 5 years
Office equipment	3 years

F-11

Expenditures for repairs and maintenance, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful lives of assets are capitalized.

The cost and related accumulated depreciation of assets sold or otherwise retired are removed from the accounts and any gain or loss is included in the consolidated statements of income and comprehensive income. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Impairment of long-lived assets

Long-lived assets are evaluated for impairment periodically whenever events or changes in circumstances indicate that their related carrying amounts may not be recoverable in accordance with FASB ASC 360, “Property, Plant and Equipment”. In evaluating long-lived assets for recoverability, the Company uses its best estimate of future cash flows expected to result from the use of the asset and eventual disposition in accordance with FASB ASC 360-10-15. To the extent that estimated future undiscounted cash inflows attributable to the asset, less estimated future undiscounted cash outflows, are less than the carrying amount, an impairment loss is recognized in an amount equal to the difference between the carrying value of such an asset and its fair value. Assets to be disposed of and for which there is a committed plan of disposal, whether through sale or abandonment, are reported at the lower of carrying value or fair value less costs to sell. There were no impairments of these assets as of March 31, 2024 and 2023.

Leases

The Company utilizes ASC 842 to account for leases for all periods presented. ASC 842 supersedes the lease requirements in ASC 840 “Leases”, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. All leases of the Company are accounted for as operating leases.

(a)	The Company as a lessee

The Company determines if an arrangement is a lease at inception. On the Company’s consolidated balance sheets, our warehouse and office leases are included in operating lease right of use (“ROU”) assets, net, and operating lease liabilities, current and non-current.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. For leases that do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. We use the implicit rate when readily determinable. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Significant judgment may be required when determining whether a contract contains a lease, the length of the lease term, the allocation of the consideration in a contract between lease and non-lease components, and the determination of the discount rate included in our warehouse and office leases. We review the underlying objective of each contract, the terms of the contract, and consider our current and future business conditions when making these judgments.

Any lease with a term of 12 months or less is considered short-term. As permitted by ASC 842, short-term leases are excluded from the ROU asset and lease liabilities on the consolidated balance sheets. Consistent with all other operating leases, short-term lease expense is recorded on a straight-line basis over the lease term.

The Financial Accounting Standards Board (“FASB”) issued a Q&A in March 2020 that focused on the application of lease guidance in ASC 842 for lease concessions related to the effects of COVID-19. The FASB staff has said that entities can elect to not evaluate whether concessions granted by lessors related to COVID-19 are lease modifications. Entities that make this election can then apply the lease modification guidance in ASC 842 or account for the concession as if it were contemplated as part of the existing contract.

F-12

The Company has elected to not treat the concessions as lease modifications and will instead account for the lease concessions as if they were contemplated as part of the existing leases. The Company has recorded negative variable lease expense and adjusted lease liabilities at the point in which the rent concession has become accruable.

The Company evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the years ended March 31, 2024 and 2023, the Company did not have any impairment loss against its operating lease right of use assets.

(b)	the Company as a lessor

The Company leases warehouse buildings from third party owners, whose warehouse buildings are ready to use. The Company then subleases the warehouse buildings that it leases from the owners with the desired effect of generating a spread between its leasing cost and rental income to generate profit margins. Under the terms and conditions of the agreements, the Company acts as a principal in the transaction because the Company takes the risk of loss from lack of rental income if the Company fails to procure a tenant during the lease period. Accordingly, the Company recognizes rental income using the gross method.

The Company enters into rental agreements with tenants, together with providing supplemental management services which include handling, repairing and maintenance, disinfection, etc. The agreements generally have a duration for one year. According to the agreements, tenants are required to pay monthly or quarterly rent at the beginning of each month or quarter, which are recorded as liabilities until the Company has met the performance obligation, which is to provide warehouse space to the tenants for their use. The agreements do not include options to extend or to terminate the lease or contain any bargain purchase options for the tenants. When the performance obligations are met, i.e. when the tenants used the warehouse building, the Company records revenue using the straight-line method to its results of operations on a monthly basis over the lease period. The monthly rental amount is fixed and there is no variable consideration in the transaction prices.

Bank and other borrowings

Bank and other borrowings are initially recognized at fair values, net of upfront fees incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in statements of income over the period of the borrowings using the effective interest method.

Accounts payable

Accounts payable represent payables to our suppliers for outsourced transportation and handling services provided to us. Accounts payable are generally settled within 3 months upon completion of their services.

F-13

Fair value of financial instruments

ASC 820 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 specifies a hierarchy of valuation techniques, which is based on whether the inputs used in the valuation technique are observable or unobservable. The hierarchy is as follows:

● Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

● Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

● Level 3 – inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair values of the Company’s other financial instruments including cash, notes receivable, accounts receivable, advances to suppliers, amounts due from (to) related parties, other assets, bank and other borrowings, accounts payable, contract liabilities and other current liabilities are approximated to their recorded values due to their short-term maturities.

Revenue recognition

The Company generates revenues from (i) provision of transportation services and (ii) warehouse subleasing services. The Company accounts for recognition of revenues from provision of transportation services under Accounting Standards Codification 606 “Revenue from Contracts with Customers” (“ASC 606”).

The five-step model defined by ASC 606 requires the Company to (1) identify its contracts with customers, (2) identify its performance obligations under those contracts, (3) determine the transaction prices of those contracts, (4) allocate the transaction prices to its performance obligations in those contracts, and (5) recognize revenue when each performance obligation under those contracts is satisfied.

A contract contains a promise (or promises) to transfer goods or services to a customer. A performance obligation is a promise (or a group of promises) that is distinct. The transaction price is the amount of consideration a company expects to be entitled from a customer in exchange for providing the goods or services.

The unit of account for revenue recognition is a performance obligation (a good or service). A contract may contain one or more performance obligations. Performance obligations are accounted for separately if they are distinct. A good or service is distinct if the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer, and the good or service is distinct in the context of the contract. Otherwise, performance obligations are combined with other promised goods or services until the Company identifies a bundle of goods or services that is distinct. Promises in contracts which do not result in the transfer of a good or service are not performance obligations, as well as those promises that are administrative in nature, or are immaterial in the context of the contract. The Company has addressed whether various goods and services promised to the customer represent distinct performance obligations. The Company applied the guidance of ASC Topic 606-10-25-16 through 18 in order to verify which promises should be assessed for classification as distinct performance obligations.

The transaction price is allocated to each performance obligation in the contract on the basis of the relative stand-alone selling prices of the promised goods or services. The individual standalone selling price of a good or service that has not previously been sold on a stand-alone basis, or has a highly variable selling price, is determined based on the residual portion of the transaction price after allocating the transaction price to goods and/or services with an observable stand-alone selling price. A discount or variable consideration is allocated to one or more, but not all, of the performance obligations if it relates specifically to those performance obligations.

Transaction price is the amount of consideration in the contract to which the Company expects to be entitled in exchange for transferring the promised goods or services. The transaction price may be fixed or variable and is adjusted for the time value of money if the contract includes a significant financing component. Consideration payable to a customer is deducted from the transaction price if the Company does not receive a separate identifiable benefit from the customer. When consideration is variable, if applicable, the estimated amount is included in the transaction price to the extent that it is highly probable that a significant reversal of the cumulative revenue will not occur when the uncertainty associated with the variable consideration is resolved. Revenue is reported net of value added tax (“VAT”) and the Company does not offer any credits or discounts, rebates, price concessions or other similar privileges to customers. Due to the nature of services, the Company does not permit refund to customers.

F-14

The core principle underlying ASC 606 is that the Company will recognize revenue to represent the transfer of services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This will require the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of services transfers to a customer.

The Company enters into a distinct contract with its customers for the provision of transportation services. Under each contract, the Company is committed to transport the customer’s goods, cargos or project components from one point to another as designated by the customer.

The Company’s work generally includes planning, loading, shipping, unloading, and performing safety checks during the entire process. The Company is also responsible for purchasing insurances to cover the entire transportation process. In applying ASC 606-10-25-21 (a), all these above series of tasks are interrelated and are not separable or distinct as the Company’s customers cannot benefit from any standalone task and they are indispensable to transport the customer’s items to its designated location. Accordingly, each contract has only one performance obligation.

The contract price is negotiated on a case-by-case basis, which is mainly based on the transportation distance, weight, size of the items to be transported and if there are any particular insured requirements for the products to be delivered. Once the contract is signed, the price is fixed and set forth in the contract. In practice, the Company generally offers a credit term of 90 days upon the completion of transportation. The consideration was allocated to the single performance obligation.

In applying ASC 606-10-25-27, the Company recognizes revenue from transportation services over a period of time, because the customer simultaneously receives and consumes the benefit of our service as the items are transported from one location to another. That is, if the Company is unable to complete delivery to the final location, another entity would not need to reperform the transportation service already performed. The entire transportation process generally takes 2 to 15 days, and the Company uses time-based method to measure progress toward completion, as it best depicts the value of service transferred to the customer.

For each of major transportation transaction, the Company enters into separate arrangements with insurance companies for insuring any damages/losses during the course of transportation, in which damages/losses bore by the Company will be covered by the insurance companies. Any costs incurred for any damages/losses by the Company were recognized as cost of revenues and any reimbursement of the claims received from insurance companies was recognized as insurance indemnity (other income) in the statements of income and comprehensive income. During the years ended March 31, 2024 and 2023, the Company incurred $184,188 and $220,355, respectively, which were recognized in cost of revenues for damage/losses during the course of transportation services and received compensation of $128,442 and $251,597, respectively, from insurance companies which were recognized as insurance indemnity.

In some cases, we might subcontract certain transportation jobs to third party suppliers due to the limitation of our transportation team and our fleet. In accordance with ASC 606, we evaluate whether it is appropriate to record the gross amount of the contract price and related costs or the net amount earned as commissions. We conclude that we act as a principal in such cases because (i) we are primarily responsible for the promised services in the contract, which means we will be held accountable for the customer’s entire loss if the transportation could not be completed as expected and agreed; (ii) we have sole discretion in establishing the contract price that the customer pays to us, despite how much we pay to the subcontractor, who was separately engaged and the choice of party of subcontractor is on our decision; (iii) we are subject to capital risk that we need to pay our subcontractor with agreed terms even if the customer hasn’t paid to us or is in default; and (iv) the subcontractors do not perform any value-added services but merely follow our instructions for the delivery. As a result, we recognize revenue on the gross basis.

The Company recognizes revenue from subleasing warehouse spaces in accordance with ASC 842, as discussed in the “Leases” part above.

F-15

Contract assets and liabilities

Contract assets include billed and unbilled amounts resulting from in-transit transportations, as the Company can only have the unconditional right to payment once a transportation has been completed. As of March 31, 2024 and 2023, the Company recognized contract assets of $147,334 and $12,234, respectively.

Contract liabilities are recognized for contracts where payment has been received in advance of the transfer of service. Balance for contract liabilities can vary significantly depending on the timing of when an order is placed and when service occurs.

Cost of revenues

Cost of revenues for transportation services mainly consisted of outsourced shipping services, fuel, salaries paid to drivers, depreciation of vehicles, fleet maintenance, tolls and customs fees. Cost of revenues for warehouse subleasing services mainly consisted of lease expenses of warehouse buildings, utilities, maintenance, and warehouse handling fees.

Selling expenses

Selling expenses primarily include salaries, social security and other benefits paid to sales personnel, travelling, entertainment and insurance premiums for transportation services.

General and administrative expenses

General and administrative expenses mainly consist of employee salaries and benefits, depreciation, office lease expenses, travelling and entertainment expenses, legal fees, consulting fees and other miscellaneous administrative expenses.

Other income (expenses)

Other income (expenses) mainly included interest income, interest expenses, foreign currency transaction gain, gain on disposal of property and equipment, government subsidies and insurance indemnity.

Income from government subsidies amounted to $27,202 and $248,399 for the years ended March 31, 2024 and 2023. During the years ended March 31, 2024 and 2023, the Company received subsidies from local government of Pu’Er City, Yunnan province to reimburse the Company’s railway costs incurred in transporting the city’s local produces, including timber, coffee beans, tea and sugar. Such subsidies were unconditional, non-recurring and discretional. The Company recognizes a government subsidy as other income when it has been received.

Employee benefit plan

Full time employees of the PRC subsidiaries participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance and other welfare benefits are provided to employees. For the years ended March 31, 2024 and 2023, the Company has made contributions of $317,537 and $270,966 to the government mandated multi-employer defined contribution plan, respectively.

Income taxes

The Company is not subject to tax on income or capital gains under the current laws of the Cayman Islands and its subsidiary in British Virgin Islands is not subject to tax on income or capital gains under the current laws of the British Virgin Islands.

The Company’s subsidiaries in the PRC and Hong Kong are subject to the income taxes of the PRC and Hong Kong, respectively. No taxable income was generated outside the PRC for the years ended March 31, 2023 and 2022. The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not that they will either expire before the Company is able to realize the benefits, or future deductibility is uncertain.

F-16

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of March 31, 2024 and 2023. As of March 31, 2024, the tax years ended January 1, 2019 through December 31, 2023 for the Company’s PRC subsidiaries remain open for statutory examination by the PRC tax authorities.

VAT

The Company’s PRC subsidiaries are general taxpayers and are subject to an applicable VAT tax rate of 9% for revenues from transportation services and 6% for rental income from warehouse subleasing services. VAT is reported as a deduction to revenues when incurred. Entities that are VAT general taxpayers are allowed to offset qualified input VAT tax paid to suppliers against their output VAT liabilities. All of the VAT returns filed by our subsidiaries in the PRC have been and remain subject to examination by the tax authorities for five years from the date of filing.

Related parties and transactions

The Company identifies related parties, accounts for, and discloses related party transactions in accordance with ASC 850, “Related Party Disclosures” and other relevant ASC standards.

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

Transactions between related parties commonly occurring in the normal course of business are considered to be related party transactions. Transactions between related parties are also considered to be related party transactions even though they may not be given accounting recognition. While ASC 850 does not provide accounting or measurement guidance for such transactions, it nonetheless requires their disclosure. See Note 9 to the consolidated financial statements for further details.

Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive income (loss). We present comprehensive income in accordance with ASC Topic 220, Comprehensive Income. ASC Topic 220 states that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in the consolidated financial statements. The components of comprehensive income were the net income for the years presented and the foreign currency translation adjustments.

Earnings per share (“EPS”)

The Company computes earnings per share in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average number of ordinary shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended March 31, 2024 and 2023, the dilutive effect of the Company’s Preferred Shares issued and outstanding which are convertible to ordinary shares for each Preferred Share was taken into consideration in calculation of diluted EPS.

F-17

Statement of cash flows

In accordance with ASC 230, “Statement of Cash Flows”, cash flows from the Company’s operations are formulated based upon the local currencies, and then translated at average exchange rates for the periods. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Concentrations

For the year ended March 31, 2024, two customers accounted for approximately 35% and 23% of the Company’s total revenues, respectively. For the year ended March 31, 2023, two customers accounted for approximately 23% and 15% of the Company’s total revenues, respectively.

For the year ended March 31, 2024, one supplier accounted for approximately 32% of the total purchases. For the year ended March 31, 2023, one supplier accounted for approximately 32% of the total purchases.

As of March 31, 2024, two customers accounted for approximately 37% and 15% of the Company’s total accounts receivable balance, respectively. As of March 31, 2023, one customer accounted for approximately 23% of the Company’s total accounts receivable balance.

As of March 31, 2024, three suppliers accounted for approximately 19%, 17% and 14% of the Company’s accounts payable balance, respectively. As of March 31, 2023, two suppliers accounted for approximately 20% and 14% of the Company’s accounts payable balance, respectively.

Risks and uncertainties

Impact of Covid-19

Beginning in late 2019, there was an outbreak of COVID-19 (coronavirus) which has spread quickly to many parts in China, the U.S. and globally. In March 2020, the World Health Organization declared the COVID-19 as a pandemic. With an aim to contain the COVID-19 outbreak, the Chinese government imposed various strict measures across the country including, but not limited to, travel restrictions, mandatory quarantine requirements, and postponed resumption of business operations after the Chinese New Year holiday in 2020. Starting from March 2020, businesses in China began to reopen, and the interruptions to businesses were gradually removed.

However, since January 2022, there have been outbreaks of Omicron variant in major cities in China, and local governments have imposed new quarantine requirements such as travel restrictions and temporary closure of office buildings and facilities. Consequently, the Company’s operations in China were severely impacted by such measures. Especially in April 2022, several on-going transportation projects had been suspended due to nationwide travel restrictions. As a result, the Company’s revenues for the year ended March 31, 2023 had decreased by approximately $2.3 million or 8.8% when compared to the year ended March 31, 2022. In December 2022, the Chinese government has loosened its policy and no longer imposes lockdown measures, and the Company’s operations in China were back to normal. As a result, the Company’s revenues for the year ended March 31, 2024 have increased by 67.4% or $16.3 million when compared to the year ended March 31, 2023. The Company will continue to closely monitor the situation going forward.

Because of the uncertainty surrounding the COVID-19 outbreak, the business disruption and the financial impact related to the outbreak of and response to the coronavirus cannot be reasonably estimated at this time.

Economic and political risk

The operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environments in the PRC. The Company’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

F-18

In addition, the PRC subsidiaries’ sales, purchases and expense transactions are denominated in RMB, and all of the PRC subsidiaries’ assets and liabilities are also denominated in RMB. RMB is not freely convertible into foreign currencies under current PRC law. In China, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China, the central bank of China. Remittances in currencies other than RMB may require certain supporting documentation in order to affect the remittance.

Credit risk

Financial assets of the Company that potentially subject to credit risk mainly consist of cash, notes receivable, accounts receivable, advance to suppliers and other current assets.

The Company’s cash deposits are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. In the PRC, an individual entity’s deposit maintained at a bank is insured for a maximum of RMB500,000 (equivalent to approximately $70,000) in the event of bank failure. In Hong Kong, an individual entity’s deposit maintained at a bank is insured for a maximum of HKD500,000 (equivalent to approximately $64,000) in the event of bank failure. In British Virgin Islands and Cayman Islands, entity’s deposit is not insured by Federal Deposit Insurance Corporation (“FDIC”) insurance or other insurance. As of March 31, 2024, cash balance of $1,483,672 was maintained at financial institutions in the PRC, of which approximately $437,443 was insured; and cash balance of $680,708 was maintained at financial institutions in Hong Kong, of which approximately $64,000 was insured.

For accounts receivable and other current assets, the Company maintains allowances for expected credit losses as contra accounts, as mentioned above. For notes receivable and advances to suppliers, the Company has provided no allowance as of March 31, 2024 and 2023 because the account balances were usually collected (realized) within 6 months, and therefore management considered the provision for impairment would be immaterial, if any.

Interest rate risk

As of March 31, 2024 and 2023, the Company had no significant exposure on interest rate risk.

Foreign currency risk

While the Company’s reporting currency is US$, substantially all of the Company’s revenues and cost of revenues and expenses are denominated in RMB. Substantially all of our assets and liabilities are denominated in RMB. As a result, the Company is exposed to foreign exchange risk as its revenues and results of operations may be affected by fluctuations in the exchange rate between US$ and RMB. If RMB depreciates against US$, the value of the Company’s RMB revenues, net income and assets as expressed in its US$ financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates while revenues and expenses are translated at the average exchange rates and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income (loss), a component of equity. As of March 31, 2024, the Company’s accumulated other comprehensive loss was $617,898. The Company has not entered into any hedging transactions in an effort to reduce its exposure to foreign exchange risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. As of March 31, 2024, the Company was not subject to significant liquidity risk.

F-19

Recent accounting pronouncements

In January 2021, the FASB issued ASU No. 2021-01, Reference Rate Reform (Topic 848). ASU No. 2021-01 is an update of ASU No. 2020-04, which is in response to concerns about structural risks of interbank offered rates, and particularly the risk of cessation of LIBOR. Regulators have undertaken reference rate reform initiatives to identify alternative reference rates that are more observable or transaction based and less susceptible to manipulation. ASU No. 2020-04 provides optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. ASU No. 2020-04 is elective and applies to all entities, subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The ASU No. 2021-01 update clarifies that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. The amendments in this update are effective immediately through December 31, 2022, for all entities. On December 21, 2022, the FASB issued a new Accounting Standards Update ASU No. 2022-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848, that extends the sunset (or expiration) date of ASC Topic 848 to December 31, 2024. This gives reporting entities two additional years to apply the accounting relief provided under ASC Topic 848 for matters related to reference rate reform. The Company does not expect the cessation of LIBOR to have a material impact on its financial position, results of operations, cash flows or disclosures.

In November 2023, the FASB issued Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures. The purpose of the update was to improve financial reporting by requiring disclosures of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted and requires retrospective application to all periods presented in the consolidated financial statements. Management is evaluating the impact on the Company’s consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company’s management does not believe the adoption of ASU 2023-09 will have a material impact on its consolidated financial statements and disclosures.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated balance sheets, statements of income and comprehensive income and cash flows.

Note 3 – Accounts receivable, net

Accounts receivable, net, consisted of the following:

	As of March 31,
	2024	2023

Accounts receivable from third parties	$12,500,600	$9,977,708
Accounts receivable from related parties	407,831	817,914
Accounts receivable, gross	12,908,431	10,795,622
Less: allowance for expected credit losses	(94,046)	(3,887)
Accounts receivable, net	$12,814,385	$10,791,735

F-20

The movement of the allowance for expected credit losses was as follows:

	As of March 31,
	2024	2023

Balance at the beginning of year	$3,887	$52,996
Allowance for (reversal of allowance for) expected credit losses	91,020	(45,137)
Exchange realignment	(861)	(3,972)
Balance at the end of year	$94,046	$3,887

Note 4 – Other current assets

As of March 31, 2024 and 2023, other current assets consisted of the followings:

	As of March 31,
	2024	2023

Deposits to containers (1)	$383,641	$257,732
Advance to employees (2)	743,568	396,039
Prepaid input value-added taxes	57,499	67,215
Others	230,046	198,872
Other current assets, gross	1,414,754	919,858
Less: allowance for expected credit losses	(3,647)	(1,571)
Other current assets, net	$1,411,107	$918,287

(1)	The balance represented the security deposits paid to the containers for cross-border transportation services, which is refundable upon the services were completed.

(2)	The balance represented petty cash advanced to employees in charge of each transportation deal for the expenses to be incurred during the transportation services processes when transporting oversized cargo (such as wind turbines) to remote rural areas, usually, there will be complicated road conditions, and we generally advance decent amount of petty cash to employees in charge for these projects in order to cover spontaneous fees such as to widen country roads, dismantle obstacles, set up temporary bridges, etc. in order to complete the transportation process. Such fees will be reimbursed by the customer to the employees in charge directly after the completion of the delivery, and the employee will return the advances to the Company after receiving the reimbursement from the customer. As of June 30, 2024, 44.1% of the outstanding balance as of March 31, 2024 has been reimbursed by our customers and repaid from employees.

The movement of the allowance for expected credit losses for other current assets was as follows:

	As of March 31,
	2024	2023

Balance at the beginning of year	$1,571	$8,422
Allowance for (reversal of allowance for) expected credit losses	2,168	(6,218)
Exchange realignment	(92)	(633)
Balance at the end of year	$3,647	$1,571

F-21

Note 5 – Property and equipment, net

Property and equipment, net, consisted of the following:

	As of March 31,
	2024	2023

Vehicles	$1,127,379	$1,576,598
Machinery and equipment	481,774	506,517
Office equipment	81,772	78,214
Subtotal	1,690,925	2,161,329
Less: accumulated depreciation	(1,516,917)	(1,817,840)
Property and equipment, net	$174,008	$343,489

Depreciation expenses were $115,150 and $468,259 for the years ended March 31, 2024 and 2023, respectively.

Note 6 – Operating lease right of use assets, net and operating lease liabilities

The Company is an intermediate lessor, which is an entity that is both a lessee and a lessor of the same underlying asset, accounts for the head lease and the sublease as two separate contracts unless specified contract combination criteria are met. The Company accounts for the head lease in accordance with lessee accounting, and accounts for the sublease in accordance with lessor accounting. The Company does not offset lease income and lease expenses. The recognition of whether a contract arrangement contains a lease is made by evaluating whether the arrangement conveys the right to use an identified asset and whether the Company obtains substantially all the economic benefits from and has the ability to direct the use of the asset.

The Company’s major operating leases consisted of the following properties:

Properties leased from related parties*:

(1)	On January 1, 2021, Suzhou TC-Link entered into a two-year lease agreement with Jiangsu Longrich Bioscience Co. Ltd., a related party to the Company (refer to Note 9 below) to lease an office space with 468 square meters in Suzhou City, the PRC. The lease term was from January 1, 2021 to December 31, 2022. with monthly lease payment of RMB12,892. On January 1, 2023, the lease has been renewed for 12 months from January 1, 2023 to December 31, 2023 with monthly lease payment remained unchanged. On January 1, 2024, the lease has been renewed again for another 12 months from January 1, 2024 to December 31, 2024 with monthly lease payment remained unchanged.

(2)	On January 31, 2020, Suzhou TC-Link entered into a three-year lease agreement with a subsidiary of Colori Inc., a related party to the Company (refer to Note 9 below) to lease a warehouse space with 160 square meters in Chengdu City, the PRC. The lease term is from January 31, 2020 to February 1, 2023 with monthly lease payment of RMB2,400. On February 1, 2023, the lease has been renewed for 18 months from February 1, 2023 to July 31, 2024 with monthly lease payment remained unchanged.

(3)	On August 1, 2021, Suzhou TC-Link entered into a three-year lease agreement with a subsidiary of Colori Inc., a related party to the Company (refer to Note 9 below) to lease a warehouse building with 1,200 square meters for storage use in Chengdu City, the PRC. The lease term is from August 1, 2021 to July 31, 2024 with monthly lease payment of RMB20,160.

(4)	On October 1, 2021, Suzhou TC-Link entered into a three-year lease agreement with a subsidiary of Colori Inc., a related party to the Company (refer to Note 9 below) to lease a warehouse building with 1,800 square meters for storage use in Chengdu City, the PRC. The lease term is from October 1, 2021 to September 30, 2024 with monthly lease payment of RMB30,240. The lease was early terminated on May 31, 2023. Since the lease was terminated in its entirety, the remaining right of use asset and lease liability, both in carrying amount of RMB467,767 ($65,266), were derecognized at the time of termination.

* Jiangsu Longrich Bioscience Co. Ltd. and Colori Inc. and its subsidiaries are no longer considered related parties to the Company effective from April 1, 2023. Please refer to Note 9 below for details.

F-22

Properties leased from third parties:

(5)	On December 10, 2021, Suzhou TC-Link entered into a two-year lease agreement with a third party to lease an office space with 90 square meters in Shenzhen City, the PRC. The lease term is from January 1, 2022 to December 31, 2023 with monthly lease payment of RMB 6,300. On January 1, 2024, the lease has been renewed for another three years from January 1, 2024 to December 31, 2026 with effective monthly lease payment of RMB6,480.

(6)	On December 31, 2019, Wuxi TC-Link entered into a four-year lease agreement with a third party to lease a warehouse building with 12,000 square meters in Wuxi City, the PRC. The lease term is from March 16, 2020 to March 15, 2025 with effective monthly lease payment of RMB166,667.

(7)	On June 1, 2018, Wuxi TC-Link entered into a twelve-year lease agreement with a third party to lease a warehouse building with 17,069.57 square meters in Wuxi City, the PRC. The lease term is from June 1, 2018 to May 30, 2030 with monthly lease payment of RMB284,493. Subsequently, both parties had agreed to early terminate the lease effective July 1, 2021 because the property owner (lessor) has changed. On July 1, 2021, Wuxi TC-Link entered into another eight-year lease agreement with the new lessor to lease the same property with new lease term from July 1, 2021 to June 30, 2029 with effective monthly lease payment of RMB347,917. The Company has treated the prior lease as early terminated and accounted for the new lease as a separate lease because the lessor has changed.

(8)	On January 1, 2023, Wuxi TC-Link entered into a three-year lease agreement with a third party to lease a warehouse building with 10,965 square meters in Wuxi City, the PRC. The lease term is from February 1, 2023 to January 31, 2026 with effective monthly lease payment of RMB134,469. The lease was early terminated on September 30, 2023. Since the lease was terminated in its entirety, the remaining right of use asset and lease liability, both in carrying amount of RMB3,493,139 ($487,385), were derecognized at the time of termination.

(9)	On May 22, 2020, Yancheng TC-Link entered into a three-year lease agreement with a third-party individual to lease an office space with 325.18 square meters in Yancheng City, the PRC. The lease term is from June 21, 2020 to June 20, 2023 with effective monthly lease payment of RMB12,500. The lease hasn’t been renewed after expiry.

Right of use assets, net, consisted of the following:

	As of March 31,
	2024	2023

Cost	$5,110,751	$6,266,907
Less: accumulated amortization	(2,161,366)	(1,740,607)
Right of use assets, net	$2,949,385	$4,526,300

Operating lease liabilities consisted of the following:

	As of March 31,
	2024	2023

Operating lease liabilities, current	$743,025	$1,178,582
Operating lease liabilities, non-current	2,206,360	3,347,718
Total operating lease liabilities	$2,949,385	$4,526,300

F-23

The weighted-average remaining lease terms and discount rates of the Company’s operating leases are as follows:

	As of March 31,
	2024	2023
Weighted average remaining lease term (years)	4.81	5.45
Weighted average discount rate	5.61%	6.52%

The lease expenses related to the Company’s operating leases were $842,494 and $846,210 for the years ended March 31, 2024 and 2023, respectively.

The following table summarizes the maturity of lease liabilities as of March 31, 2024:

As of March 31,
12 months ending March 31,	2024
2025	$741,886
2026	592,463
2027	589,771
2028	602,468
2029	609,393
Thereafter	152,348
Total lease payments	3,288,329
Less: imputed interests	(338,944)
Operating lease liabilities in the consolidated balance sheets	$2,949,385

Note 7 – Other non-current assets

As of March 31, 2024 and 2023, other non-current assets consisted of the followings:

	As of March 31,
	2024	2023

Security deposits paid to customers (1)	$704,569	$496,706
Operating lease deposits	15,235	16,017
Others	45,470	85,912
Other non-current assets	$765,274	$598,635

(1)	The Company has entered into framework agreements with several major customers in order to establish long-term relationship with these customers. According to the agreements, the Company has maintained a security deposit at each of these customers as a guarantee for the safety of their goods during the transportation processes. These agreements have no fixed term and can be terminated at will. According to the agreements, the Company is entitled to have the security deposit back once the cooperative agreement is terminated. Management classified as non-current assets since they expect no termination in the foreseeable future.

Note 8 – Bank and other borrowings

Bank and other borrowings consisted of short-term and long-term loans, which were borrowed from banks and other financial institutions in the PRC by the Company’s PRC operating subsidiaries as working capital funds.

F-24

As of March 31, 2024 and 2023, the Company’s bank and other borrowings consisted of the following:

	As of March 31,
	2024	2023

Agricultural Bank of China Changshu Branch (1)	$1,384,984	$-
Bank of Communications Changshu Branch (2)	415,495	-
Shenzhen Qianhai WeBank Co., Ltd. (3)	138,498	-
Shenzhen Qianhai WeBank Co., Ltd. (4)	55,403	-
China Resources SZITIC Trust Co., Ltd. (5)	-	145,611
Shenzhen Qianhai WeBank Co., Ltd. (6)	-	291,223
Shenzhen Qianhai WeBank Co., Ltd. (7)	-	145,611
Total bank and other borrowings	1,994,380	582,445
Less: current portion of bank and other borrowings	(1,994,380)	(436,834)
Non-current portion of bank and other borrowings	$-	$145,611

1)	On March 22, 2024, Suzhou TC-Link entered into a loan agreement with Agricultural Bank of China Changshu Branch to borrow RMB10.0 million (US$1,384,984) as working capital for 12 months, with principal due on March 21, 2025 and at an interest rate of 3.4% per annum. The loan was guaranteed by Lin Tan, COO of the Company. As of the date of this report, this loan remains outstanding.

2)	On March 26, 2024, Suzhou TC-Link entered into a loan agreement with Bank of Communications Changshu Branch to borrow RMB3.0 million (US$415,495) as working capital for 12 months, with principal due on March 26, 2025 and at an interest rate of 3.8% per annum. The loan was guaranteed by Lin Tan, COO of the Company. As of the date of this report, this loan remains outstanding.

3)	On December 11, 2023, Suzhou TC-Link entered into a loan agreement with Shenzhen Qianhai WeBank Co., Ltd. to borrow RMB1.0 million (US$138,498) as working capital for 24 months, with maturity date on December 14, 2025 and at an interest rate of 9.0% per annum. The loan was guaranteed by Lin Tan, COO of the Company. Subsequently, on April 10, 2024, Suzhou TC-Link has repaid this loan in full before the maturity date. Accordingly, as of March 31, 2024, the entire balance of this loan was presented as current portion of bank borrowings.

4)	On November 13, 2023, Yancheng TC-Link entered into a loan agreement with Shenzhen Qianhai WeBank Co., Ltd. to borrow RMB500,000 (US$69,250) as working capital for 24 months, with maturity date on November 26, 2025 and at an interest rate of 11.7108% per annum. The loan was guaranteed by Lin Tan, COO of the Company. Yancheng TC-Link has early repaid RMB99,977.86 (US$13,847) of this loan on March 22, 2024. As of March 31, 2024, the remaining balance of this loan (RMB400,022.14 (US$55,403)) was presented as current portion of bank borrowings as it had been subsequently repaid on May 13, 2024 before the maturity date.

5)	On March 17, 2023, Wuxi TC-Link entered into a loan agreement with China Resources SZITIC Trust Co., Ltd., a financial institution, to borrow RMB1.0 million (US$145,611) as working capital for 24 months, with principal due on March 26, 2025 and at an interest rate of 9.72% per annum. The loan was guaranteed by Lin Tan, COO of the Company and has been early repaid in full by Wuxi TC-Link on April 20, 2023.

6)	On March 29, 2023, Wuxi TC-Link entered into a loan agreement with Shenzhen Qianhai WeBank Co., Ltd. to borrow RMB2.0 million (US$291,223) as working capital for 24 months, with maturity date on March 26, 2025 and at an interest rate of 7.92% per annum. The loan was guaranteed by Lin Tan, COO of the Company, and repaid equally on monthly basis. On December 26, 2023, Wuxi TC-Link has repaid this loan in full before the maturity date.

7)	On March 30, 2023, Yancheng TC-Link entered into a loan agreement with Shenzhen Qianhai WeBank Co., Ltd. to borrow RMB1.0 million (US$145,611) as working capital for 24 months, with maturity date on March 26, 2025 and at an interest rate of 7.992% per annum. The loan was guaranteed by Lin Tan, COO of the Company, and repaid equally on monthly basis. On August 11, 2023, Yancheng TC-Link has early repaid this loan in full before the maturity date.

F-25

Other than the borrowings described above, the Company’s PRC operating subsidiaries have borrowed the following loans and repaid them in full within the year ended March 31, 2024:

8)	On November 14, 2023, November 30, 2023 and January 17, 2024, Suzhou TC-Link entered into loan agreements with Shenzhen Qianhai WeBank Co., Ltd. to borrow RMB900,000 (US$124,649), RMB1.0 million (US$138,498), RMB1.0 million (US$138,498) as working capitals, with maturity dates on November 14, 2025, December 14, 2025 and January 14, 2026, respectively. These loans were guaranteed by Lin Tan, COO of the Company and have been early repaid in full on January 5, 2024, January 3, 2024 and March 13, 2024 before maturity dates, respectively.

9)	On July 20, 2023, September 7, 2023, September 27, 2023 and October 23, 2023, Wuxi TC-Link entered into loan agreements with Shenzhen Qianhai WeBank Co., Ltd. to borrow RMB1.0 million (US$138,498), RMB1.0 million (US$138,498), RMB500,000 (US$69,249) and RMB1.0 million (US$138,498) as short-term working capitals, with maturity dates on August 16, 2023, October 7, 2023, February 29, 2024 and February 29, 2024, respectively. These loans were guaranteed by Lin Tan, COO of the Company and have been fully repaid on their maturity dates, respectively.

10)	On September 5, 2023, September 20, 2023, October 26, 2023, November 22, 2023, November 29, 2023, December 8, 2023 and January 31, 2024, Wuxi TC-Link entered into loan agreements with Tianjin Jincheng Banking Corporation Limited to borrow RMB1.0 million (US$138,498), RMB1.0 million (US$138,498), RMB600,000 (US$83,099), RMB1.0 million (US$138,498), RMB1.0 million (US$138,498), RMB690,000 (US$95,564) and RMB1.0 million (US$138,498) as short-term working capitals, with maturity dates on November 25, 2023, November 16, 2023, December 1, 2023, January 5, 2024, January 5, 2024, January 2, 2024 and February 29, 2024, respectively. These loans were guaranteed by Lin Tan, COO of the Company and have been fully repaid on their maturity dates, respectively.

11)	On June 19, 2023, September 14, 2023, September 15, 2023, September 25, 2023 and December 11, 2023, Yancheng TC-Link entered into loan agreements with Shenzhen Qianhai WeBank Co., Ltd. to borrow RMB1.0 million (US$138,498), RMB1.0 million (US$138,498), RMB1.0 million (US$138,498), RMB1.0 million (US$138,498) and RMB800,000 (US$110,799) as working capitals, with maturity dates on June 26, 2025, September 26, 2025, September 26, 2025, September 26, 2025 and November 26, 2025, respectively. These loans were guaranteed by Lin Tan, COO of the Company and have been fully repaid on August 29, 2023, October 31, 2023, January 27, 2024, November 27, 2023 and March 22, 2024 before their maturity dates, respectively.

All bank and other borrowings that remained outstanding as of March 31, 2024 are presented as current liabilities as they either have been early repaid as of the date of this report or will mature by March 31, 2025.

Note 9 – Related party balances and transactions

The details of the related parties involved in related party balances and transactions are summarized as follow:

Name of Related Parties	Relationship to the Company	Nature of Transactions
Jiangsu Longrich Bioscience Co. Ltd. (“Longrich Bioscience”)*	A former shareholder of Suzhou TC-Link*	Revenue, working capital loan
Jiangsu Longrich Group Co., Ltd.*	Shareholder of Longrich Bioscience	Working capital loan
Colori Inc. and its subsidiaries*	Subsidiaries of Longrich Bioscience	Revenue, purchase
Shanghai Juhao Information Technology Co., Ltd.*	Under common control with Longrich Bioscience	Revenue
Eastern Worldwide Company, Limited	Controlled by a major shareholder of the Company, Mr. Albert Wong	Working capital loan
Shenzhen Eastern Worldwide Logistics Co., Ltd.	Controlled by a major shareholder of the Company, Mr. Albert Wong	Revenue, working capital loan
Lin Tan	Chief Operating Officer (“COO”) of the Company	Working capital loan
Jinghong Jiang	Former Chief Accountant of the Company	Working capital loan

*Jiangsu Longrich Bioscience Co. Ltd. (“Longrich Bioscience”) was a former shareholder of Suzhou TC-Link until Longrich Bioscience transferred all of its shares in Suzhou TC-Link to an individual on March 20, 2023, before Reorganization. As a result, Jiangsu Longrich Bioscience Co. Ltd., Jiangsu Longrich Group Co., Ltd., Colori Inc. and its subsidiaries and Shanghai Juhao Information Technology Co., Ltd. are no longer considered as related parties to the Company effective from April 1, 2023. Accordingly, all transactions and account balances with these four entities are no longer presented as related party balances and transactions as of and for the year ended March 31, 2024.

F-26

Details of related party balances are summarized as follow:

Accounts receivable from related parties

	As of March 31,
	2024	2023

Shenzhen Eastern Worldwide Logistics Co., Ltd.	$407,831	$236,759
Jiangsu Longrich Bioscience Co. Ltd.	-	318,636
Colori Inc. and its subsidiaries	-	253,169
Shanghai Juhao Information Technology Co., Ltd.	-	9,350
Accounts receivable from related parties, gross	407,831	817,914
Less: allowance for expected credit losses	(2,971)	(81)
Accounts receivable from related parties, net	$404,860	$817,833

Accounts payable to related parties

	As of March 31,
	2024	2023

Colori Inc. and its subsidiaries	$-	$62,302
Accounts payable to related parties	$-	$62,302

Amounts due from related parties

	As of March 31,
	2024	2023

Eastern Worldwide Company, Limited	$137,099	$-
Colori Inc. and its subsidiaries	-	21,842
Jiangsu Longrich Group Co., Ltd.	-	728
Amounts due from related parties	$137,099	$22,570

Amounts due to related parties

	As of March 31,
	2024	2023

Lin Tan	$311,193	$162,244
Jinghong Jiang	90,000	-
Jiangsu Longrich Bioscience Co. Ltd.	-	3,472
Shenzhen Eastern Worldwide Logistics Co., Ltd.	-	590
Amounts due to related parties	$401,193	$166,306

F-27

Amounts due from (to) related parties were interest-free, unsecured and due (repayable) on demand. The Company made (obtained) funds to (from) its related parties for business purposes. As of June 30, 2024, 12.8% of the amount due from Eastern Worldwide Company, Limited as of March 31, 2024 has been settled; and 22.4% of the amounts due to related parties as of March 31, 2024 have been repaid.

Details of related party transactions are summarized as follow:

Revenues from related party customers

	For the years ended March 31,
	2024	2023

Shenzhen Eastern Worldwide Logistics Co., Ltd.	$282,564	$-
Colori Inc. and its subsidiaries	-	860,145
Jiangsu Longrich Bioscience Co. Ltd.	-	321,156
Shanghai Juhao Information Technology Co., Ltd.	-	33,220
Revenues from related party customers	$282,564	$1,214,521

Purchases from related party suppliers

	For the years ended March 31,
	2024	2023

Eastern Worldwide Company, Limited	$574	$-
Colori Inc. and its subsidiaries	-	82,414
Purchases from related party suppliers	$574	$82,414

Properties leased from related parties

For the year ended March 31, 2023, the Company’s PRC operating subsidiaries have entered into operating leases to rent warehouse buildings and office spaces from certain related parties, please refer to Note 6 for details. Lease expenses incurred for operating leases with related parties were:

	For the years ended March 31,
	2024	2023

Jiangsu Longrich Bioscience Co. Ltd.	$-	$22,579
Colori Inc. and its subsidiaries	-	57,166
Lease expenses to related parties	$-	$79,745

F-28

Note 10 – Contract liabilities

As of March 31, 2024 and 2023, the Company had contract liabilities of $241,008 and $219,701, respectively. In terms of warehouse subleasing services, rentals are generally required to be paid in advance. In addition, certain transportation service contracts would require the customer to pay a portion of the total price before services are rendered. These advanced payments from customers for services to be performed in the future are recognized as contract liabilities, and the Company reduces such liabilities and recognizes revenues after it fulfills pertinent performance obligations, usually within one year.

The movement of contract liabilities was as follows:

	As of March 31,
	2024	2023

Balance at the beginning of year	$219,701	$318,806
Advances received from customers	1,188,015	1,572,863
Amount recognized as revenue during the year	(1,155,739)	(1,647,617)
Exchange realignment	(10,969)	(24,351)
Balance at the end of year	$241,008	$219,701

Note 11 – Other current liabilities

As of March 31, 2024 and 2023, other current liabilities consisted of the following:

	As of March 31,
	2024	2023

Accrued salaries	$213,037	$208,900
Value-added taxes payable	472,679	14,976
Security deposits from suppliers (1)	99,463	80,814
Other tax surcharges payable	18,785	25,181
Payables for purchase of vehicles	-	38,674
Others	89,477	115,557
Total other current liabilities	$893,441	$484,102

(1)	In some cases, the Company may outsource some of the transportation services to third party suppliers, and receives security deposits from such suppliers for to guarantee the completion of the transportation services. These security deposits are short-term in nature and will be returned to suppliers when the transportation services are completed.

Note 12 – Shareholders’ equity

Ordinary shares and Preferred Shares

The Company is established under the laws of the Cayman Islands on July 27, 2023 with limited liability with authorized share capital of 500,000,000 Ordinary Shares at US$0.0001 each. On the same date, the Company issued 10,000,000 Ordinary Shares of the Company to the existing shareholders of Suzhou TC-Link in proportion of their existing shareholdings in Suzhou TC-Link for a consideration of US$7,197,943 in aggregate in exchange for the issued shares of Suzhou TC-Link. As a result, no change in proportion of shareholding of existing shareholders in Suzhou TC-Link after the issuance.

F-29

On February 7, 2024, the board of directors approved to revise the memorandum and articles of association of the Company in which the authorized share capital of US$50,000 are divided into (i) 450,000,000 Ordinary Shares with par value of US$0.0001 each; and (ii) 50,000,000 Preferred Shares with par value of US$0.0001 each. In accordance with the revised memorandum and articles of association of the Company, its Preferred Shares vary from Ordinary Shares in terms of voting rights and conversion rights:

a) Voting rights: for all matters subject to vote at the general meetings of the Company, each Ordinary Share is entitled to one vote, while each Preferred Share is entitled to ten votes;

b) Conversion rights: each Preferred Share is eligible to conversion into one Ordinary Share at any time at the option of the holder, while in no event shall Ordinary Shares be convertible into Preferred Shares.

The revised memorandum of articles of association clearly states that, except for the differences in voting rights and conversion rights as set above, Ordinary Shares and Preferred Shares of the Company shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions.

On February 7, 2024, the Company issued 1,000,000 Preferred Shares to Mr. Albert Wong, Chairman, Chief Executive Officer and a controlling shareholder of the Company for an aggregate cash consideration of US$100 which was paid on March 12, 2024 as part of Reorganization. As a result, the voting power of Mr. Albert Wong increased from 42.66% to 71.33% after the issuance of Preferred Shares.

In terms of the 10,000,000 Ordinary Shares and 1,000,000 Preferred Shares issued as part of the Reorganization, the Company has retroactively restated all shares and per share data for all the periods presented, as discussed in Note 1. Accordingly, as of March 31, 2023, 10,000,000 Ordinary Shares and 1,000,000 Preferred Shares were issued and outstanding with a par value of $0.0001, respectively.

On February 21, 2024, the Company issued 417,000 Ordinary Shares to four new individual investors for aggregate proceeds of $834,000 at a price of $2.0 per share. Accordingly, the Company has 10,417,000 Ordinary Shares and 1,000,000 Preferred Shares issued and outstanding as of March 31, 2024.

Additional paid-in capital

As of March 31, 2023 and 2022, additional paid-in capital mainly consisted of contributions made to Suzhou TC-Link from its original shareholders during the period of February 2006 to October 2019. These contributions were RMB48,356,336 in aggregate, and were translated to US$ based on exchange rates on their respective transaction dates, which were $7,217,178 in aggregate.

Suzhou TC-Link was previously listed on National Equities Exchange and Quotations (“NEEQ”) platform of the PRC. On December 4, 2020, the board of Suzhou-TC Link has passed a resolution to repurchase its own shares (“Suzhou-TC Link Shares”) on NEEQ with numbers ranging from 275,000 to 550,000 shares at repurchase price of no more than RMB2.5 per share. The repurchased Suzhou-TC Link Shares will be used in share-based compensation. Subsequently, Suzhou TC-Link has completed the repurchase of 540,000 Suzhou-TC Link Shares within the period from January 7, 2021 to January 27, 2021 at repurchased cost of RMB792,106 ($122,585) in aggregate, which was paid in cash. The company recorded the repurchased Suzhou-TC Link Shares as treasury shares at original cost. At the time of repurchase, Suzhou-TC Link had 39,700,000 Suzhou-TC Link Shares issued and outstanding.

On July 6, 2021, the board of directors of Suzhou TC-Link has passed a resolution to grant 540,000 restricted shares of Suzhou TC-Link (“Suzhou TC-Link Restricted Shares”) to Suzhou TC-Link’s certain executives, key employees and directors. The grant price for Suzhou TC-Link Restricted Shares was RMB1.2 each. The Suzhou TC-Link Restricted Shares shall vest in three tranches, based on achieving designated amount of revenues in each of the next three years (for the years ended December 31, 2020, 2021 and 2022). On July 31, 2021, the Company has granted its 540,000 Suzhou-TC Link Shares under treasury shares as Suzhou TC-Link Restricted Shares to the grantees and received cash consideration of RMB648,000 ($100,281) in aggregate from the grantees. The fair value of the Suzhou TC-Link Restricted Shares on grant date was RMB1.48 each. The Company recognizes the difference of fair value and price received as expenses during the vesting periods of three tranches. For the years ended March 31, 2022, 2023 and 2024, expenses for share-based compensation amounted to RMB37,800 ($5,890), RMB45,360 ($6,620) and RMB57,960 ($8,087), respectively, which were recognized in general and administrative expenses in the consolidated statements of income and comprehensive income. The remaining share-based compensation expenses which amounted to RMB10,080 ($1,396) were recognized within April and May 2024. As of May 31, 2024, the share-based compensation expenses are fully recognized.

F-30

On June 13, 2022, one director who received 54,000 Suzhou TC-Link Restricted Shares in the aforementioned share-based compensation had passed away. As a result, Suzhou TC-Link repurchased the 54,000 Suzhou TC-Link Restricted Shares granted to this director at cost of RMB64,152 ($9,341) from the spouse of this director, which were cancelled after repurchased.

On February 29, 2024, the Company received capital contributions of $834,000 in an aggregate from four new individual investors for the issuance of 417,000 Ordinary Shares, as mentioned above, in which $42 was credited to Ordinary Share at par value and the remaining $833,958 was credited to additional paid-in capital.

Statutory reserves

The Company is required to make appropriations to certain reserves, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. As of March 31, 2024 and 2023, the balances for statutory reserves were $675,027 and $610,984, respectively.

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its PRC entities. Relevant PRC statutory laws and regulations permit payments of dividends by the PRC entities only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. However, PRC laws restrict a certain portion of the PRC entities’ net assets, equivalent to the balances of paid-in capital and statutory reserve, to be distributed in any form to the Company.

The restricted net assets that include paid-in capital and statutory reserve funds amounted to $8,715,157 and $7,809,027 as of March 31, 2024 and 2023, respectively.

Dividends

On September 30, 2023, the board of directors of Suzhou TC-Link has declared cash dividends of RMB9,039,288 ($1,238,938) to all existing shareholders of Suzhou TC-Link registered on the date of declaration. On October 19, 2023, the Company has withheld and paid RMB1,259,814 ($161,493) corporate income tax and individual income taxes to PRC tax authorities for the cash dividends on behalf of the shareholders. As of March 31, 2024 and the date of this report, the remaining RMB7,779,474 ($1,077,445) cash dividends payable remained outstanding.

Note 13 – Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s CEO is the chief operating decision maker. Management, including the chief operating decision maker, reviews operation results by revenues, gross profit and gross margin, operating expenses and income from operations of different services to make key decisions. Based on management’s assessment, the Company has determined that it has two operating segments as defined by ASC 280, which are transportation services and warehouse subleasing services.

F-31

The following table presents summary information by segment for the years ended March 31, 2024 and 2023, respectively:

	For the year ended March 31, 2024
	Transportation services	Warehouse subleasing services	Total

Revenues - third parties	$37,295,968	$2,865,097	$40,161,065
Revenues - related parties	282,564	-	282,564
Cost of revenues - third parties	(32,997,049)	(2,427,339)	(35,424,388)
Cost of revenues - related parties	-	(574)	(574)
Gross profit	4,581,483	437,184	5,018,667
Gross margin	12.2%	15.3%	12.4%
Interest income	1,435	1,209	2,644
Interest expenses	(51,558)	(45,994)	(97,552)
Depreciation	109,633	5,517	115,150
Capital expenditures	7,384	49	7,433
Income (loss) from operations	1,657,405	(223,013)	1,434,392
Income tax (expenses) benefit	(457,759)	5,970	(451,789)
Segment profit (loss)	1,341,959	(258,259)	1,083,700
Segment assets as of March 31, 2024	$18,573,064	$4,418,387	$22,991,451

	For the year ended March 31, 2023
	Transportation services	Warehouse subleasing services	Total

Revenues - third parties	$19,870,525	$3,076,608	$22,947,133
Revenues - related parties	1,214,521	-	1,214,521
Cost of revenues - third parties	(18,487,329)	(2,111,210)	(20,598,539)
Cost of revenues - related parties	(82,414)	-	(82,414)
Gross profit	2,515,303	965,398	3,480,701
Gross margin	11.9%	31.4%	14.4%
Interest income	4,915	361	5,276
Interest expenses	(15,874)	(6,253)	(22,127)
Depreciation	455,884	12,375	468,259
Capital expenditures	11,169	1,561	12,730
Income from operations	690,918	103,924	794,842
Income tax expenses	(308,303)	(23,384)	(331,687)
Segment profit	1,078,334	110,590	1,188,924
Segment assets as of March 31, 2023	$14,472,665	$5,037,824	$19,510,489

Substantially all of the Company’s assets are located in the PRC. For the years ended March 31, 2024 and 2023, substantially all of the Company’s revenues were generated within the PRC, respectively. As a result, management deems it not necessary to present revenues by geographic areas.

F-32

Note 14 - General and administrative expenses

For the years ended March 31, 2024 and 2023, the Company’s general and administrative expenses mainly consisted of:

	For the years ended March 31,
	2024	2023

Employee salaries and benefits	$1,767,232	$1,555,299
Consulting and service fees	353,467	120,364
Entertainment expenses	188,579	128,952
Travelling expenses	139,638	77,538
Provision for (reversal of) allowance for expected credit losses	93,188	(51,355)
Lease expenses	81,018	74,238
Depreciation	56,452	88,323
Car rental and insurance	29,360	63,752
Other miscellaneous administrative expenses	163,003	159,025
Total general and administrative expenses	$2,871,937	$2,216,136

Note 15 – Income taxes

The Company is subject to income taxes on an entity basis on income derived from the location in which each entity is domiciled.

The Company is incorporated in the Cayman Islands as an exempted company and is not subject to tax on income or capital gain under the laws of the Cayman Islands.

Eastern BVI is incorporated in the British Virgin Islands as a holding company and is currently exempted from income and corporate tax under the current laws of the British Virgin Islands. In addition, the British Virgin Islands does not levy capital gains tax on it.

Eastern HK is incorporated in Hong Kong as a holding company with no operation. Under Hong Kong’s two-tier tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits will be taxed at 8.25%, and the profits above HKD 2 million will be taxed at 16.5%. Eastern HK is not subject to income tax for the years ended March 31, 2024 and 2023 as it had no operating activities during the years.

Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Investment Enterprises (“FIE”) are usually subject to a unified 25% income tax rate while preferential tax rates, tax holidays and certain tax exemptions may be granted on case-by-case basis.

According to the Circular on the Implementation of the Positive Policy on Inclusive Tax Relief for Small and Micro Enterprises (Cai Shui (2019) No. 13), as enacted by Ministry of Finance and State Taxation Administration of the PRC, an enterprise is recognized as a small-scale and low-profit enterprise if all of the followings are met (i) its taxable income does not exceed RMB3 million; (ii) total number of its employees does not exceed 300; and (iii) amount of its total assets does not exceed RMB50 million. A small-scale and low-profit enterprise receives a tax preference including a preferential tax rate of 5% on its taxable income below RMB1 million and another preferential tax rate of 10% on its taxable income between RMB1 million and RMB3 million. This policy was originally effective since January 1, 2019 until December 31, 2021. Subsequently, Ministry of Finance and State Taxation Administration of the PRC have made supplements to this policy on March 14, 2022, March 26, 2023 and August 6, 2023, respectively, which have stated that since January 1, 2022, if an entity is identified as a small-scale and low-profit enterprise based on the above rules, it is entitled to a preferential tax rate of 5% on its taxable income, and such tax relief has been extended to December 31, 2027 at the same time. As a result, for the year ended March 31, 2023, Wuxi TC-Link, Yancheng TC-Link, Yunnan Dongyuan and Chongqing Dayuan are qualified for small and low-profit enterprises with an income tax rate of 5%; and for the year ended March 31, 2024, Wuxi TC-Link, Yunnan Dongyuan and Chongqing Dayuan are qualified for small and low-profit enterprises with an income tax rate of 5%.

F-33

Income tax expenses (benefits)

Income taxes expenses (benefits) consisted of the following:

	For the years ended March 31,
	2024	2023

Current
PRC income tax provision	$459,215	$215,902

Deferred
PRC income tax	(7,426)	115,785
Income tax expenses	$451,789	$331,687

The following table reconciles the PRC statutory rate to the Company’s effective tax rates:

	For the years ended March 31,
	2024	2023

The PRC statutory tax rate	25.0%	25.0%
Effect of tax exempted entities in Cayman Islands and BVI	1.7%	-
Effect of the PRC preferential tax rates	-10.6%	-10.7%
Non-deductible expenses	13.0%	7.3%
Effect of changes in valuation allowance	0.3%	0.2%
Effective tax rate	29.4%	21.8%

Deferred tax assets

Significant components of deferred tax assets were as follows:

	As of March 31,
	2024	2023
Deferred tax assets derived from
Allowance for expected credit losses	$18,785	$1,856
Net operating losses (“NOLs”)	27,459	33,928
Less: valuation allowance on NOLs of Chongqing Dayuan and WFOE	(8,019)	(3,347)
Deferred tax assets, net	$38,225	$32,437

*The Company has provided full allowance on deferred tax assets of Chongqing Dayuan and WFOE because management considers there will not be sufficient taxable income for Chongqing Dayuan and WFOE to utilize their deferred tax assets in the foreseeable future.

F-34

Note 16 – Commitments and contingencies

Lease commitments

The Company entered into operating leases to lease warehouse buildings and office spaces for operations and business development. Our commitments for minimum lease payments under these operating leases as of March 31, 2024 are disclosed in Note 6.

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of March 31, 2024 and 2023 and through the report date of these consolidated financial statements.

Note 17 –Earnings per share (“EPS”)

The basic earnings per share is calculated as the net income for the year attributable to ordinary shareholders of the Company divided by the weighted average number of ordinary shares of the Company in issue during the year.

The diluted earnings per share is calculated as the net income for the year attributable to ordinary shareholders of the Company divided by the weighted average number of ordinary shares used in the calculation which is the weighted average number of ordinary shares in issue plus the number of preferred shares being convertible to ordinary shares (details were discussed in Note 12 above).

The following table reconciles the numerators and denominators used in the computations of both basic and diluted earnings per share:

	For the years ended March 31,
	2024	2023
Basic earnings per share computation:
Numerator:
Net income available to ordinary shareholders	$1,083,700	$1,188,924
Denominator:
Weighted average ordinary shares outstanding – basic	10,044,434	10,000,000
Basic earnings per share	0.11	0.12

Diluted earnings per share computation:
Numerator:
Net income available to ordinary and preferred shareholders	$1,083,700	$1,188,924
Denominator:
Weighted average ordinary shares outstanding – basic	10,044,434	10,000,000
Convertible preferred shares - dilutive	1,000,000	1,000,000
Weighted average ordinary shares outstanding – diluted	11,044,434	11,000,000
Diluted earnings per share	0.10	0.11

Note 18 – Revision

We have re-evaluated the revenue recognition from transportation services according to ASC 606-10-55-6 and Basis for Conclusions of ASU 2014-09 – BC 126, we have revised our consolidated financial statements as of and for the year ended March 31, 2023, as previously issued on March 22, 2024, by changing the recognition of revenue from transportation services from point in time to over service period, as management considered that another entity would not need to reperform the transportation service already performed if we are unable to complete delivery to the final location.

F-35

Accordingly, we revised our revenue recognition policy (see Note 2), which caused the following revisions on our consolidated financial statements for the year ended March 31, 2023, as previously issued on March 22, 2024:

1)	Recognition of contract assets as of March 31, 2023, which represents billed and unbilled amounts resulting from in-transit transportations brought forward from prior years;
2)	Certain billed amounts for in-transit transportations as of March 31, 2023 which were previously included in accounts receivable are now reclassified to contract assets;
3)	A change of $244,401 in retained earnings as of March 31, 2023 resulting from in-transit transportations in prior years.

However, the impact on revenues for the year ended March 31, 2023 was immaterial due to the rolling effect of adjustments in revenues. Accordingly, there’s no revision adjustments to revenues for the years ended March 31, 2023 but the opening retained earnings were adjusted. A summary of the impact of these restatement adjustments to the consolidated financial statements was shown below:

	As of March 31, 2023
Consolidated balance sheets	As previously stated	Revision adjustments	As revised
Current Assets
Accounts receivable - third parties	$10,226,024	$(252,122)	$9,973,902
Contract assets	-	12,234	12,234
Shareholders’ Equity
Retained earnings	2,116,522	(244,401)	1,872,121
Accumulated other comprehensive loss	(146,517)	4,513	(142,004)

Note 19 – Subsequent events

The Company evaluated all events and transactions that occurred after March 31, 2024, up through July 31, 2024, which is the date that these consolidated financial statements are available to be issued, there were no other any material subsequent events that require disclosure in these consolidated financial statements.

Note 20 – Condensed financial statements of the parent company

Pursuant to the requirements of Rule 12-04(a), 5-04(c), and 4-08(e)(3) of Regulation S-X, the condensed financial statements of the parent company shall be filed when the restricted net assets of consolidated subsidiaries exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirement and concluded that it was applicable to the Company that the restricted net assets of the Company’s PRC subsidiaries exceeded 25% of the consolidated net assets of the Company. Therefore, the condensed financial statements of the parent company are included herein.

For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances, or cash dividends without the consent of a third party.

The condensed financial statements of the parent company have been prepared using the same accounting policies as set out in the Company’s consolidated financial statements.

The footnote disclosures contain supplemental information relating to the operations of the parent company and, as such, these condensed financial statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

The parent company did not declare or pay any dividend for the periods presented. As of March 31, 2024 and 2023, there were no material commitments and contingencies, significant provisions for long-term obligations, or guarantees, except for those separately disclosed in the consolidated financial statements, if any.

F-36

EASTERN INTERNATIONAL LTD.

PARENT COMPANY CONDENSED BALANCE SHEETS

	As of March 31,
	2024	2023
ASSETS
Current Assets
Cash	$670,596	$-
Amount due from shareholders	-	1,100
Total current assets	670,596	1,100

Non-current assets
Deferred offering costs	418,390	-
Amount due from a subsidiary*	3,332,003	-
Investment in a subsidiary	3,865,940	1
Total non-current assets	7,616,333	1
Total assets	$8,286,929	$1,101

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued expenses	30,000	-
Amount due to related parties	210,000	-
Amount due to subsidiaries	$120,730	$1
Total liabilities	360,730	1

Shareholders’ Equity
Preferred shares, par value $0.0001 each, 50,000,000 shares authorized, 1,000,000 issued and outstanding as of March 31, 2024 and 2023*	$100	$100
Ordinary Shares, par value $0.0001 each, 450,000,000 shares authorized, 10,417,000 and 10,000,000 issued and outstanding as of March 31, 2024 and 2023*, respectively	1,042	1,000
Additional paid-in capital	8,030,901	-
Accumulated deficit	(105,844)	-
Total shareholders’ equity	7,926,199	1,100
Total liabilities and shareholders’ equity	$8,286,929	$1,101

*Retrospectively restated for effect of share reorganization (see Note 1).

(1)	$3,332,003 amount due from a subsidiary represent the portion of capital contribution that WFOE received on behalf of the Company from several then existing shareholders of Suzhou TC-link as a part of the Reorganization. As these shareholders are PRC citizens, they are restricted from sending cash to overseas based on Regulations on Foreign Exchange Management of the PRC. Accordingly, WFOE has received this portion of contribution on behalf of the Company in order to complete the Reorganization.

F-37

EASTERN INTERNATIONAL LTD.

PARENT COMPANY STATEMENTS OF LOSS

	For the years ended March 31,
	2024	2023

General and administrative expenses	$(107,596)	$-
Interest income	9	-
Foreign currency translation gain	1,743	-
Net loss	(105,844)	-

EASTERN INTERNATIONAL LTD.

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the years ended March 31,
	2024	2023
Cash flows from operating activities:
Net loss	$(105,844)	$-
Adjustments to reconcile net loss to net cash used in operating activities:
Accrued expenses	30,000	-
Amount due from a subsidiary	(3,332,003)	-
Net cash provided by operating activities	(3,407,847)	-

Cash flows from investing activities
Investment in a subsidiary	(3,865,939)	-
Net cash used in investing activities	(3,865,939)	-

Cash flows from financing activities:
Borrowings from related parties	210,000	-
Borrowing from subsidiaries	104,436	-
Proceeds from shareholders’ contribution	8,032,043	-
Deferred offering costs	(402,097)	-
Net cash provided by financing activities	7,944,382	-

Net increase (decrease) in cash	670,596	-

Cash, beginning of the year	-	-
Cash, end of the year	$670,596	$-

F-38

[    ] Ordinary Shares

Eastern International Inc.

Until ●, 2024 all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Maxim Group LLC

The date of this prospectus is ●, 2024.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. Indemnification of Directors and Officers

We are a Cayman Islands exempted company with limited liability. Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The Articles provides for indemnification of our officers and directors for any liability incurred in their capacities as such, except through their own wilful negligence or default.

Pursuant to the indemnification agreements, the form of which will be filed as an exhibit to this registration statement, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. Recent Sales of Unregistered Securities

During the past three years, we have issued the following securities. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering. No underwriter was involved in these issuances of securities.

Ordinary Shares:

Purchaser	Date of Issuance	Number of Ordinary Shares	Consideration
ICS Corporate Services (Cayman) Limited	July 27, 2023	1	$0.0001
Eastern1 Holdings Ltd.	July 27, 2023	3,578,170	$357.817
Eastern2 Holdings Ltd.	July 27, 2023	488,320	$48.832
Eastern3 Holdings Ltd.	July 27, 2023	428,790	$42.879
Eastern4 Holdings Ltd.	July 27, 2023	340,270	$34.027
Chung Leung Cheung	July 27, 2023	323,110	$32.311
Ching Hei Li	July 27, 2023	323,110	$32.311
Yuet Man Wong	July 27, 2023	252,230	$25.223
Eastern Worldwide Logistics Group Inc.	July 27, 2023	4,266,000	$426.60
Yi Tak Wong	February 21, 2024	63,000	$126,000
Edwin ING	February 21, 2024	191,000	$382,000
Au Yeung Fung Ying Michelle	February 21, 2024	63,000	$126,000
Chung Leung Cheung	February 21, 2024	100,000	$200,000

Upon our incorporation on July 27, 2023, we issued 10,000,000 Ordinary Shares to nine shareholders in connection with the incorporation of the Company, among which 1 share was issued to our registered office provider as initial subscriber, who then transferred the share Eastern1 Holdings Ltd. on the same day. These issuances were exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions.

Preferred Shares:

Purchaser	Date of Issuance	Number of Securities	Consideration
Albert Wong	February 7, 2024	1,000,000	$100

II-1

ITEM 8. Exhibits and Financial Statement Schedules

(a) Exhibits

The following exhibits are filed as part of this registration statement:

Exhibit No.	Exhibit Title
1.1	Form of Underwriting Agreement*
3.1	Memorandum and Articles of Association*
4.1	Specimen Certificate for Ordinary Shares*
5.1	Opinion of Ogier as to the legality of the Ordinary Shares being registered and certain Cayman Islands tax matters*
8.1	Opinion of Zhonglun Law Firm regarding PRC legal matters*
10.1	Employment Agreement by and between [ ] and the Company dated [ ] *
10.2	Employment Agreement by and between [ ] and the Company dated [ ] *
10.3	Form of Indemnification Agreement by between the Company and its directors and executive officers*
21.1	List of subsidiaries of the Registrant*
23.1	Consent of WWC,P.C. *
23.2	Consent of Ogier (included in Exhibit 5.1)*
23.3	Consent of Zhonglun Law Firm (included in Exhibit 8.1)*
23.4	Consent of CEVSN Information Consulting Co., Ltd. *
23.5	Consent of Lawyer*
24.1	Power of Attorney (included on the signature page of this Registration Statement)
99.1	Code of Business Conduct and Ethics*
107	Filing Fee Table*

*	To be filed by amendment

**	Filed herewith

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

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ITEM 9. Undertakings

The undersigned registrant hereby undertakes that:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by “Item 8.A. of Form 20-F (17 CFR 249.220f)” at the start of any delayed offering or throughout a continuous offering.

(5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

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(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to provide to the Underwriter at the closing specified in the Underwriting Agreements certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Suzhou, on [    ], 2024.

Eastern International Ltd.

By:	/s/
Name:	Albert Wong
Title:	Chief Executive Officer and Chairman of the Board of Directors
(Principal Executive Officer)

Power Of Attorney

Each person whose signature appears below constitutes and appoints each of Albert Wong and [     ] as attorneys-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations, and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/	Chief Executive Officer and Chairman of Board and Director	[ ], 2024
Albert Wong	(Principal Executive Officer)

/s/	Chief Financial Officer	[ ], 2024
Chungleung Cheung	(Principal Financial Officer and Principal Accounting Officer)

/s/	Director	[ ], 2024
Chinghei Li

/s/	Director	[ ], 2024

/s/	Director	[ ], 2024

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SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Eastern International Inc. has signed this registration statement on the [      ] day of [  ], 2024.

Authorized U.S. Representative COGENCY GLOBAL INC.

/s/ Colleen A. DeVries
Name:	Colleen A. DeVries
Title:	Senior Vice President

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